Filed Pursuant to Rule 424(b)(1)
Registration No. 333-88854

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 22, 2002)

2,000,000 Shares

Ordinary Shares

         The selling shareholder is offering 2,000,000 of our ordinary shares. We will receive approximately $32.1 million of the proceeds from the ordinary shares sold by the selling shareholder in this offering pursuant to the terms of a settlement agreement. See
“Summary—Recent Developments—Global Settlement.”

      Our ordinary shares are listed on The New York Stock Exchange under the symbol “KZL.” On December 12, 2002, the last sale price for our ordinary shares reported on The New York Stock Exchange was $20.20 per ordinary share.

      See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 7 of the prospectus to read about certain risks that you should consider before buying our ordinary shares.

      This prospectus supplement constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. None of the Securities and Exchange Commission, any state securities commission, any state gaming commission or any other gaming authority or other regulatory agency has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of the disclosures in this prospectus supplement or the accompanying prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$19.500	$39,000,000
Underwriting Discounts and Commissions	$1.023	$2,046,000
Proceeds, Before Expenses, to the Selling Shareholder*	$18.477	$36,954,000

*	Includes approximately $32.1 million payable by the selling shareholder to us upon consummation of this offering. See “Summary— Recent Developments— Global Settlement.”

      The selling shareholder has granted the underwriters a 30-day option from the date of this prospectus supplement to purchase an additional 300,000 ordinary shares at the public offering price, less the underwriting discount, to cover any over-allotments.

      The underwriters are severally underwriting the ordinary shares being offered. The underwriters expect to deliver the ordinary shares on December 18, 2002.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Deutsche Bank Securities

Merrill Lynch & Co.	CIBC World Markets

The date of this prospectus supplement is December 12, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter has authorized any person to provide you with any information or represent anything not contained in this prospectus supplement, and if given or made, any such information or representation should not be relied upon. This prospectus supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is correct only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of these securities.

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SUMMARY

      This is only a summary of the prospectus supplement. You should carefully read and review the entire prospectus supplement, including “Risk Factors,” and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement, before making an investment decision.

      Unless the context otherwise indicates, references to “we,” “us,” and “our” are to Kerzner International Limited (formerly known as Sun International Hotels Limited), or Kerzner International, and its subsidiaries, including Kerzner International North America, Inc. (formerly known as Sun International North America, Inc.), or KINA, taken as a whole.

      This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Company

      We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort complex in The Bahamas, and a leading developer and operator of luxury resort hotels and gaming properties worldwide.

      Atlantis, our flagship property, has established itself as a premier destination resort and casino. In our luxury resort hotel business, we currently operate nine resort properties in Dubai, the Maldives, Mauritius, Mexico and The Bahamas, and we have entered into an agreement to manage and develop a tenth property in the Maldives. In our gaming business, we developed and receive revenue from Mohegan Sun in Uncasville, Connecticut.

Businesses

     Atlantis, Paradise Island

      Atlantis is an ocean-themed resort located on Paradise Island, The Bahamas. Atlantis features an unusual architectural design and decor, beaches, lagoons, and a wide range of gaming, entertainment and other amenities. We believe Atlantis is a unique destination resort that has demonstrated operating resilience over the last twelve months.

      Since we acquired the property in 1994, we have invested approximately $1.0 billion to create a unique destination resort that caters to multiple segments of the leisure market. Atlantis features three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, 16 restaurants, approximately 100,000 square feet of convention space, a sports center and over 30,000 square feet of high-end retail space. The 63-slip, full service Marina at Atlantis generates among the highest average docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length. We also developed Harborside at Atlantis, a timeshare project located adjacent to Atlantis, through a joint venture with Starwood Hotels and Resorts Worldwide, Inc.

      For the nine months ended September 30, 2002, our Paradise Island properties generated $117.1 million in Adjusted EBITDA, the highest in the properties’ history for this period, compared to $107.6 million and $107.4 million for the nine months ended September 30, 2001 and 2000, respectively.

      Despite weakness in the travel market following the September 11, 2001 terrorist attacks, Atlantis achieved an average occupancy of 84.1% and an average daily room rate of $253 during the first nine months of 2002. We believe this average daily rate to be one of the highest average daily room rates in the world during that period for a resort hotel in excess of 1,000 rooms. For the nine months ended September 30, 2002, 2001 and 2000, Atlantis’ revenue per available room was $213, $217 and $213, respectively.

      Atlantis is master-planned for expansion. We are considering plans to expand the Atlantis resort to capitalize on the demand for rooms and the strength of Atlantis’ brand. We currently own approximately 514 acres on Paradise Island, including approximately 95 acres of undeveloped land. We believe this undeveloped land and the significant existing infrastructure give us the ability to increase the size of the resort from its current 2,317 rooms to approximately 5,000 hotel rooms. Any such expansion would be contingent upon a number of factors, including continued strong demand for rooms at Atlantis and reaching agreement with the Bahamian government on various matters.

Mohegan Sun

      In Connecticut, we developed the Native American-themed Mohegan Sun and managed the property from its opening in October 1996 until the end of 1999 through Trading Cove Associates, or TCA, a partnership in which we are a managing partner and own a 50% interest. We believe Mohegan Sun is one of the premier casino gaming entertainment properties in the Northeast United States and one of the most profitable casinos in the United States. Through TCA, we recently managed the development of an approximate $1.0 billion expansion of the property. The expanded property features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 250 table games, 40 poker tables and various other amenities, and a recently opened 34-story, 1,176-room luxury hotel. Pursuant to an agreement between TCA and the Mohegan Tribe, TCA is entitled to receive annual payments equal to five percent of gross revenues generated by the property from January 2000 through December 2014. Mohegan Sun reported gross revenues of $1,118.8 million for its fiscal year ended September 30, 2002, a 30.4% increase over the same period of 2001.

One&Only Resorts

      Our luxury resort hotel business consists of a collection of premier resort properties that primarily operate in the five-star, deluxe end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. By mid-2003, we expect to be marketing five of our properties under our One&Only brand. We expect that Palmilla Resort and Reethi Rah, if developed in accordance with plans under consideration, together with other luxury resorts we develop or acquire in the future, also will operate under our One&Only brand. Each One&Only resort will be different and designed to be in harmony with its natural environment. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple “formulas.” We believe that all of our properties, most of which have been constructed or renovated within the last three years, offer guests a singularly distinctive experience.

      By the end of 2002, we expect to be managing approximately 2,100 rooms. As part of our strategy, we sometimes take ownership positions in the properties that we operate. The properties we operate in this business are as follows:

		Percentage	Number of
Property	Location	Ownership	Rooms

One&Only Ocean Club	The Bahamas	100.0%	106
One&Only Le Saint Géran(1)	Mauritius	20.4%	175
One&Only Le Touessrok(1)	Mauritius	20.4%	200
One&Only Royal Mirage(2)	Dubai	—	471
One&Only Kanuhura	Maldives	25.0%	100
One&Only Palmilla Resort	Mexico	50.0%	115
Reethi Rah(3)	Maldives	—	124
Sugar Beach Resort(1)	Mauritius	20.4%	238
La Pirogue Hotel & Casino(1)	Mauritius	20.4%	248
Le Coco Beach Hotel(1)	Mauritius	20.4%	333

(1)	Interest owned through Sun Resorts Limited. See “—Recent Developments—Extension of Mauritius Management Contracts.”
(2)	225 of the 471 rooms are part of an expansion to the Royal Mirage that is expected to open by the end of 2002.
(3)	Under development and to be marketed under the One&Only brand.

     In The Bahamas, we own and operate One&Only Ocean Club (“Ocean Club”), a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island. In October 2000, we completed an addition to the Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, Dune, operated by Jean-Georges Vongerichten, and significant enhancements to the existing pool and garden areas.

The Ocean Club also features a championship golf course designed by Tom Weiskopf and a clubhouse with 121 luxury oceanfront home sites situated around the golf course.

      In Mexico, we manage and own a 50% interest in One&Only Palmilla Resort (“Palmilla Resort”), a deluxe five-star resort located in Baja, near Cabo San Lucas, that features a 27-hole Jack Nicklaus-designed championship golf course. We have entered into long-term management and development agreements for the property, which we believe occupies one of the premier sites in the area, and are considering plans to renovate and expand the resort and its golf facilities. Palmilla Resort was rated as one of the “Top 25 International Golf Resorts” in 2002 by Condé Nast Traveler magazine.

      In Mauritius, located in the Indian Ocean, we manage and own interests in five beach resorts. One&Only Le Saint Géran (“Le Saint Géran”) and One&Only Le Touessrok (“Le Touessrok”) offer five-star accommodations and we believe that such properties are among the finest beach resorts in the world. Le Saint Géran and Le Touessrok have been rated as among the world’s finest leisure hotels by Condé Nast Traveler magazine. Le Saint Géran, which is classical in style, also was voted “Hotel of the Year 2002” by Tatler magazine in the United Kingdom. We completed a major redevelopment of Le Touessrok in December 2002. The unconventional architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new golf course (expected to open by the end of 2003) and other amenities to enhance its position in the luxury resort market.

      In the Middle East, we manage One&Only Royal Mirage (“Royal Mirage”) in Dubai, a luxury hotel that opened in August 1999. We are currently assisting in an expansion of the Royal Mirage, which we expect will open by the end of 2002. The expanded property will feature an additional 225 luxury rooms, including a new 50-room high-end boutique hotel. We have entered into an agreement to manage the 225 additional hotel rooms under construction.

      In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage and own an interest in One&Only Kanuhura (“Kanuhura”), a luxury resort located on Kanuhura Island. Kanuhura was selected as “Hideaway of the Year 2001” by readers of Hideaway magazine. We have also entered into management and development agreements for a 124-room luxury resort to be constructed in the Maldives, on Medhufinolhu Island in the North Malé Atoll, that we expect to open in the first half of 2004. This new five-star resort will occupy the site where a small resort known as Reethi Rah is currently located.

      We are exploring selected markets and evaluating expansion opportunities around the world to increase our presence in the luxury resort market. As part of this strategy, we intend to leverage our portfolio of properties and our experience as an owner, operator and developer of premier luxury resort hotels.

Business Strategy and Strengths

      Our growth strategy is to maximize returns by:

•	developing and expanding our Paradise Island operations by capitalizing on the strength of our Atlantis brand, existing infrastructure and developable land;

•	expanding our One&Only brand to exploit what we believe is an underserved niche for providing singularly distinctive experiences in the luxury resort market; and

•	pursuing gaming opportunities throughout the world.

      We believe the following key competitive strengths will contribute to the successful implementation of our strategy:

•	Unique Property Design and Development. We believe that our properties provide a unique combination of design, theme and location. We believe our ability to offer a unique resort experience and our commitment to high standards of service differentiates us from our competitors.

•	Significant Growth Potential Through Our Development Pipeline. We have recently completed, or are currently planning, evaluating or developing, significant expansion projects at Atlantis, Mohegan Sun, the Royal Mirage, Le Touessrok, Reethi Rah and Palmilla Resort, which we believe will enhance our future revenues. We believe our approximate 95 acres of undeveloped land and the significant existing infrastructure on Paradise Island gives us the ability to increase the size of the Atlantis resort to 5,000 hotel rooms.

•	Attractive Markets with Significant Barriers to Entry. Both Atlantis and the Mohegan Sun are strategically located in attractive markets with significant barriers to entry, including agreements with local and state governments (including certain exclusivity arrangements) and limited availability of development sites.

•	Proven Premium Pricing. Given the strong reputation and distinctive character of our properties and our disciplined rate strategy, we believe we can continue to achieve average daily room rates substantially above the industry average. Atlantis and Ocean Club achieved average daily room rates for the nine months ended September 30, 2002 of $253 and $719, respectively.

•	Strong Brand Awareness of Our Properties. We extensively promote the properties we own or manage through an integrated marketing strategy that includes innovative advertising, strategic partnerships with other premium brands and hosting high-profile public relations events. According to market research completed by Hall & Partners, Atlantis has strong brand awareness in the United States achieving high ratings with United States customers as a warm weather destination.

•	Diverse Revenue Stream. Room revenues, food and beverage revenues, and casino revenues each contribute a significant portion of our total revenue. For example, room, food and beverage, and casino revenues from our Paradise Island operations contributed 32.4%, 22.6% and 20.4%, respectively, of our total gross revenues for the nine months ended September 30, 2002. We believe this diversification limits our dependence on any one operating segment.

•	Strong Management Team with a Successful Track Record. Our management team averages over 20 years of experience in the gaming and leisure industry and has a track record of successfully designing, developing and operating destination resorts and luxury hotels throughout the world. We approach each new project with no preconceived notions and no formula. We have the ability to develop mega-themed resorts as well as luxury boutique hotels.

Recent Developments

Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007

      On November 27, 2002, we called for redemption the entire outstanding principal amount of our 8 5/8% senior subordinated notes due 2007 (the “Notes”) pursuant to the terms of the indenture governing the Notes. As of November 27, 2002, there were approximately $74.2 million aggregate principal amount of Notes outstanding.

      We will redeem the Notes on December 27, 2002 at a redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest. We intend to fund the redemption primarily with borrowings under our revolving credit facility.

Global Settlement

      In November 2002, we entered into a settlement agreement with Kersaf Investments Limited, or Kersaf, and certain of our other principal shareholders that, among other things, settled certain outstanding claims that we had with Kersaf and amended certain provisions of the July 2001 restructuring agreements relating to our former majority shareholder. As part of the July 2001 restructuring agreements, Kersaf agreed to, among other things, sell at least 2.0 million of our ordinary shares in a registered public offering, adhere to a certain non-compete agreement, continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.1 million in 2001, and grant us an interest in a proposed project in Port Ghalib, Egypt. See “Certain Relationships and Related Party Transactions.” In October 2001, we filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its non-compete obligation under the July 2001 restructuring agreements. As part of the November 2002 settlement agreement:

•	We agreed to terminate the outstanding lawsuit related to Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;

•	Certain contractual arrangements were terminated, including Kersaf’s non-compete agreement and Kerzner’s rights in Kersaf’s project in Port Ghalib, Egypt;

•	Kersaf agreed to pay us $32.0 million, plus interest accruing at a rate of 7.0% per annum from December 2, 2002, out of the proceeds of this offering in full satisfaction of a note delivered to us in connection with the settlement agreement;

•	The date by which Kersaf is obligated to sell at least 2.0 million of our ordinary shares in a registered public offering was extended from October 31, 2002 to February 28, 2003, which obligation is being satisfied by Kersaf in this offering; and

•	Kersaf’s obligation to make the annual payment referred to above was terminated effective December 2, 2002.

Extension of Mauritius Management Contracts

      In December 2002, we entered into an agreement with Sun Resorts Limited (“SRL”) to form a new management company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. SRL initially will own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited, and we will own the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of the new entity. Subject to certain conditions, SRL will have a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. We expect these transactions to close on or about January 1, 2003, at which time we will effectively transfer to the newly formed management company all of our Mauritius management agreements and the Kanuhura management agreement and SRL will purchase 20% of our debt and equity interests in Kanuhura. At SRL’s option, subject to certain conditions, the Reethi Rah management agreement may be contributed to the new management company. The closing of this transaction is subject to certain conditions, including the receipt of shareholder approval by SRL.

The Offering

Ordinary Shares Offered	2,000,000 shares.

Ordinary Shares Outstanding Before and After This Offering	28,109,831 shares.

Selling Shareholder	Royale Resorts International Limited, or RRIL, a Bermuda company. RRIL is a 73.3%-owned indirect subsidiary of Kersaf. Kersaf’s common stock is listed on the Johannesburg Stock Exchange. Cement Merchants SA, or CMS, indirectly owns the remaining 26.7% of RRIL.

Over-Allotment Option	The selling shareholder has granted the underwriters a 30-day option from the date of this prospectus supplement to purchase from the selling shareholder up to an additional 300,000 ordinary shares at the public offering price, less the underwriting discount, to cover any over-allotments. See “Underwriting.”

Use of Proceeds	We will receive approximately $32.1 million of the proceeds from the sale of ordinary shares by RRIL in this offering. This amount will be paid to us pursuant to the terms of the settlement agreement entered into by us, Kersaf and certain of its affiliates, and other parties. See “—Recent Developments— Global Settlement.” These funds will be used for general corporate purposes.

NYSE Symbol	KZL.

      The table set forth above excludes 4,018,935 ordinary shares issuable upon the exercise of outstanding stock options, of which 2,365,738 were exercisable as of November 30, 2002.

Risk Factors

      Before making an investment in our ordinary shares, you should carefully consider the matters discussed under the heading “Risk Factors” beginning on page S-10 of this prospectus supplement and page 7 of the prospectus.

Summary Consolidated Financial Data

      The following table contains summary financial and other data that has been derived from the following sources:

•	as of and for each of the years in the three-year period ended December 31, 2001, from our audited consolidated financial statements prepared in accordance with U.S. GAAP included in this prospectus supplement; and

•	as of and for the nine-month periods ended September 30, 2001 and 2002, from our unaudited interim consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of our financial position and results of operations as of and for such periods, included in this prospectus supplement.

      The information set forth below is not necessarily indicative of future operations and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this prospectus supplement. Amounts are reported in U.S. dollars.

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999(a)	2000(a)(b)	2001(a)	2001	2002

				(unaudited)	(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Gaming	$351,545	$367,935	$116,490	$96,764	$93,144
Rooms	164,831	194,008	176,573	147,914	147,504
Food and beverage	137,100	147,718	121,415	99,667	102,709
Tour operations	28,714	33,192	36,348	28,446	30,376
Real estate related	—	108,650	9,771	9,771	—
Management and other fees	46,898	35,763	36,806	26,783	29,884
Other revenues	45,910	49,208	56,416	45,914	50,018
Insurance recovery	14,209	—	2,000	—	1,100

Gross revenues	$789,207	$936,474	$555,819	$455,259	$454,735

Net revenues	738,967	884,695	533,041	436,649	437,589
Write-down of net assets held for sale	—	(229,208)	—	—	—
Income (loss) from operations	114,432	(74,844)	75,678	81,365	77,947
Equity in earnings of associated companies	2,628	4,225	3,059	2,166	887
Net income (loss)	$69,822	$(119,104)	$31,656	$43,274	$38,945

Basic earnings (loss) per share	$2.09	$(3.86)	$1.18	$1.62	$1.40

Weighted average number of shares outstanding — basic	33,465	30,849	26,885	27,836	27,810
Diluted earnings (loss) per share	$2.05	$(3.86)	$1.14	$1.55	$1.36

Weighted average number of shares outstanding — diluted	34,005	30,849	27,826	27,836	28,538

	As of September 30,	As of September 30,
	2001	2002

	(unaudited)	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, including restricted cash	$20,550	$25,110
Total assets	1,349,710	1,392,878
Long-term debt, including current portion	518,036	523,083
Shareholders’ equity	692,816	731,871

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999(a)	2000(a)(b)	2001(a)	2001	2002

				(unaudited)	(unaudited)

	(in thousands, except per unit operating data)
Other Financial Data:
Adjusted EBITDA(c)	$176,360	$164,041	$132,898	$118,848	$124,766
Adjusted EBITDA, excluding Resorts Atlantic City(d)	160,108	140,212	132,898	118,848	124,766
Depreciation and amortization	57,230	60,223	51,490	38,053	41,040
Capital expenditures	205,046	155,892	67,590	44,715	30,676
Paradise Island Operating Data:
Atlantis
Total room revenues	$145,814	$170,786	$164,014	$137,732	$134,801
Average number of rooms	2,326	2,326	2,316	2,315	2,317
Average occupancy	81.4%	83.2%	77.1%	84.4%	84.1%
Average daily room rate	$211	$242	$252	$258	$253
Total food, beverage and other revenues	$108,745	$117,474	$112,828	$92,733	$94,539
Spending per occupied room(e)	$157	$166	$174	$175	$178
Total casino revenues	$130,529	$132,108	$116,490	$96,764	$92,622
Average number of slot machines	979	975	959	959	949
Average win per slot machine per day	$136	$144	$138	$148	$156
Average number of table games	77	79	79	79	79
Average win per table game per day	$2,934	$2,813	$2,367	$2,698	$2,413
Ocean Club
Average daily room rate	$535	$513	$610	$627	$719
Average occupancy	66.6%	70.6%	64.1%	68.4%	67.2%
Mohegan Sun Operating Data:
Gross Revenues(f)	$725,510	$809,314	$857,977	$655,700	$860,215

(a)	The results of operations for the year ended December 31, 1999 include pre-opening expenses of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999. The results of operations for the year ended December 31, 2000 include pre-opening expenses of $7.6 million related to the expansion of the Ocean Club Resort and the Ocean Club Golf Course. The results of operations for the nine months ended September 30, 2001, and for the year ended December 31, 2001, include pre-opening expenses of $5.1 million and $6.9 million, respectively, related to Internet gaming operations conducted by our wholly owned subsidiary Kerzner Interactive Limited (formerly SunOnline Limited), or Kerzner Interactive, and the Ocean Club Golf Course.

(b)	The results of operations for the year ended December 31, 2000 include a $229.2 million write-down of the carrying value of Resorts Atlantic City in connection with the sale of the property and the related option to their net realizable value.

(c)	Adjusted EBITDA is defined as income from operations before interest, taxes, depreciation and amortization, real estate related gains, non-recurring items and losses related to our Internet gaming operations. The real estate related gains, non-recurring items and losses related to our Internet gaming operations that are excluded in the calculation of Adjusted EBITDA for the periods presented are set forth below:

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(unaudited)	(unaudited)

	(in thousands)
Gain on real estate related sales	$—	$(76,378)	$(6,906)	$(6,906)	$—
Pre-opening expenses	5,398	7,616	6,904	5,136	—
Write-down of net assets held for sale	—	229,208	—	—	—
Gain on sale of airplane	(700)	—	—	—	—
Purchase termination costs	—	11,202	—	—	—
Transaction costs	—	7,014	—	—	—
Restructuring costs	—	—	5,732	1,200	—
Kerzner Interactive operating loss	—	—	—	—	5,779

Total	$4,698	$178,662	$5,730	$(570)	$5,779

Purchase termination costs relate to the termination of our agreement to acquire the Desert Inn in 2000. Transaction costs represent costs in connection with our self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire all our ordinary shares it did not already own. Restructuring costs were comprised of severance costs related to the termination of employees as a result of reduced occupancy levels at Atlantis following the September 11 terrorist attacks.

We believe that Adjusted EBITDA provides useful information regarding our ability to service our indebtedness but should not be considered in isolation from or as a substitute for operating income or cash flow data prepared in accordance with U.S. GAAP as an indicator of our operating performance or as a measure of our liquidity. Our Adjusted EBITDA is not necessarily calculated the same way that other companies calculate their EBITDA.

(d)	Excludes EBITDA attributable to Resorts Atlantic City for the years 1999 and 2000 of $16.3 million and $23.8 million, respectively. In the fourth quarter of 2000, we entered into a definitive agreement to sell Resorts Atlantic City and in April 2001 we completed the sale of Resorts Atlantic City. As of January 1, 2001, its operations are no longer included in our consolidated financial statements.

(e)	Spending per occupied room represents total food, beverage and other revenues divided by the total number of rooms occupied for the given period.

(f)	Information for the Mohegan Tribal Gaming Authority (“MTGA”) for the fiscal years ended 1999, 2000 and 2001 is as set forth in MTGA’s Forms 10-K filed with the SEC for the periods indicated. MTGA operates on a fiscal year end of September 30 and therefore the information for 1999, 2000 and 2001 represents information for the fiscal years ended September 30 of each respective year. The amounts presented for the nine-month periods ended September 30, 2001 and September 30, 2002 were compiled from MTGA’s public filings in respect of the periods indicated and are unaudited. On December 5, 2002, MTGA reported gross revenues of $1,118.8 million for its fiscal year ended September 30, 2002 in its Form 8-K filed with the SEC.

RISK FACTORS

      You should carefully consider the following risks, as well as the other information contained in this prospectus supplement and the accompanying prospectus, before investing in our ordinary shares. If any of the following risks actually occurs, our business, financial condition, operating results or prospects could be harmed. In that case, the trading price of our ordinary shares could decline, and you might lose all or a part of your investment. You should refer to the information set forth in this prospectus supplement, the accompanying prospectus, as well as the documents and financial statements incorporated by reference in this prospectus supplement.

Risks Related to Our Business

The Resort and Casino Industries Are Highly Competitive and Increases in Competition Could Adversely Affect Our Financial Performance.

      The resort and casino industries are highly competitive. Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

      A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

New Projects and Expansion and Renovation Efforts Are Inherently Subject to Significant Development and Construction Risks.

      We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions, developments and upgrades of our Paradise Island and other luxury resort properties. Each of these projects will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

•	the availability of financing and the terms and covenants in our credit facilities and other debt;

•	shortages in materials;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction, scheduling, engineering, environmental or geological problems;

•	weather interference, floods, fires or other casualty losses;

•	the failure to obtain required licenses, permits or approvals; and

•	unanticipated cost increases.

      The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

      In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If We Are Unable to Finance Our Expansion, Development and Renovation Projects As Well As Capital Expenditures Through Cash Flow and Borrowings, Our Expansion, Development and Renovation Efforts Could Be Jeopardized.

      If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners, or modifying our revolving credit facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness and, beginning on July 1, 2003, the maximum amounts that may be outstanding under our revolving credit facility will be reduced to the amount of our per occurrence “all risks” insurance coverage. See “Description of Material Indebtedness—Revolving Credit Facility.” If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We Are Subject to Extensive Governmental Gaming Regulation, Which May Harm Our Business.

      Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. We and our necessary key personnel are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

Our Gaming Operations Are Subject to Significant Taxation and Fees That Increase Our Costs.

      Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our Business Is Seasonal and Severe Weather Conditions Can Adversely Affect Our Business, Results of Operations or Financial Condition, or Further Increase Our Insurance Premiums.

      Historically, our revenues and operating profits in The Bahamas have been higher during the first calendar quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

      The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage that took three months to repair. This property damage was covered by our insurance policies in place at that time. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although minimal disruption in our operations was caused by the storm, our properties suffered approximately $27.0 million in damage that we expect to be substantially covered by our insurance policies. We cannot assure you that our business will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancelations of, or decreases in, our coverage, and harm to our business, results of operations or financial condition.

Work Stoppages and Other Labor Disputes Could Harm Our Financial Condition and Results of Operations.

      In The Bahamas, a union represents approximately 3,600 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expires on January 7, 2003. A new contract is being negotiated with the union, and a failure to agree upon new terms of this agreement could result in labor disputes or work stoppages at our Paradise Island properties. Labor relations in The Bahamas have been unstable at times over the last few years, and there have been occasional work stoppages. As the country’s largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of Sufficient Air Service Could Adversely Affect Our Revenues and Profits.

      Most patrons of our resorts and hotels arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We Are Subject to Environmental, Health and Safety Laws and Regulations and Our Noncompliance or a Significant Regulatory Change Could Adversely Affect Our Business, Results of Operations or Financial Condition.

      Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

A Small Number of Our Shareholders Control a Significant Percentage of Our Ordinary Shares and Are Able to Control Decisions Affecting Our Company.

      On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, which was beneficially owned by WLG, Caledonia, and Kersaf. As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 27.7% and 31.9%, respectively (and after giving effect to this offering exclusive of the over-allotment option, approximately 24.2% and 28.3%, respectively), of our issued and outstanding ordinary shares. See “Principal and Selling Shareholders— Principal Shareholders.” Consequently, if WLG and Caledonia act together they will be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG and Caledonia could use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies.

You May Have Difficulty Enforcing Judgments Against Us or Our Directors or Management Outside the United States.

      Kerzner International is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the United States. As a result, it may be difficult or impossible to:

•	effect service of process within the United States upon us or these persons; or

•	enforce, against us or these persons, in the United States, court judgments obtained in the United States courts, including judgments relating to U.S. federal securities laws.

      It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

We May Have Difficulty Enforcing Gaming Debts in Certain Foreign Jurisdictions or in Certain Jurisdictions Within the United States, Which Could Negatively Affect Our Operating Results.

      Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial portion of the customers at Atlantis reside in the United States. As a result, we may be unable to collect gaming debts from patrons of those casinos who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and Changes to Our Business Plans Could Hinder Our Development and Result in Charges or Fees That Could Harm Our Financial Condition and Results of Operations.

      We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy Price Increases May Adversely Affect Our Cost of Operations and Our Revenues.

      Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases, and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

Our Insurance Premiums Have Recently Increased and May Be Further Increased.

      Due to changes in the insurance market arising prior to the September 11, 2001 terrorist attacks and the effects of such attacks, it has become more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and may not cover catastrophic risks at current levels or at all. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

      In 2002, we were not able to purchase new insurance policies or renew our existing policies on terms as favorable as the terms of our prior policies. We renewed our insurance policy effective July 1, 2002 for the period from July 1, 2002 through June 30, 2003 (the “2002 Policy Year”). With regard to our Paradise Island property insurance, our premiums have increased by approximately $9.5 million from the 2001 policy year to a total of approximately $14.1 million in the 2002 Policy Year and our deductibles have increased from $4.0 million per occurrence in 2001 to $15.0 million per occurrence in the 2002 Policy Year with an annual aggregate deductible of $30.0 million. Even if our premium rates do not further increase, our insurance expense in 2003 will be approximately $5.0 million greater than in 2002 because insurance costs incurred during the first half of 2002 reflected premium rates negotiated prior to the post-September 11, 2001 increases. The amount of our property and business interruption insurance has decreased to $150.0 million per occurrence, as compared to the $1.0 billion of coverage per occurrence that has been in place in prior years. In addition, our insurance policies now exclude from coverage certain losses and damages that were covered under our prior insurance policies. In particular, we are now uninsured for losses and interruptions caused by terrorist activities. Our Paradise Island insurance policies expire on June 30, 2003. The cost of renewal or replacement coverage may become so high that we will need to further reduce our policy limits or agree to certain additional exclusions from coverage. If we are forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain casualties, we could be exposed to heavy losses in the event that severe damage results from any such occurrence.

Deterioration in General Economic and Market Conditions, Including Those Related to Any Future Terrorist Actions, Could Adversely Affect Our Business.

      Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

      The September 11, 2001 terrorist attacks resulted in significantly reduced discretionary spending, disruptions in airline travel and cancelation of business conventions, which had a material adverse impact on our results of operations during September 2001 and the fourth quarter of 2001. In addition, the September 11 terrorist attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties which could adversely affect our business and results of operations.

Our Former Use of Arthur Andersen LLP as Our Independent Auditor May Pose Risks to Us and Will Limit Your Ability to Seek Potential Recoveries From Them Related to Their Work.

      On June 15, 2002, Arthur Andersen LLP, or Andersen, our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Andersen. On June 24, 2002, we appointed Deloitte & Touche LLP to succeed Arthur Andersen LLP as our independent auditors.

      Our audited consolidated financial statements that are included in this prospectus supplement were audited by Andersen. Andersen has consented to the inclusion of its audit report for such periods in the registration statement on Form F-3 pursuant to which this offering is being made. In the future, Andersen will be unable to consent to including or incorporating by reference its audit reports relating to such financial statements in our SEC filings as may be required under SEC rules. The SEC recently has provided certain regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement of filing a consent of Andersen in certain circumstances. Notwithstanding the SEC’s regulatory relief, the inability of Andersen to provide its consent to inclusion or incorporation by reference of such audit report in our SEC filings, and their failure to be able to provide us with certain assurance services, such as comfort letters customarily issued to underwriters of our securities offerings, could negatively affect our ability to access the public capital markets in the future. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the work performed by Andersen may be limited significantly by the lack of such consent and the diminished amount of assets of Andersen that are or may be available to satisfy any such claims.

Risks Related to Our Ordinary Shares

Volatility of Stock Price — The Price of Our Ordinary Shares May Fluctuate Substantially, Which Could Negatively Affect the Holders of Our Ordinary Shares.

      Between January 1, 2001 and December 12, 2002, the closing sale price of our ordinary shares has ranged from a high of $31.20 per ordinary share to a low of $17.13 per ordinary share. The market price of our ordinary shares may fluctuate substantially due to:

•	fluctuations in the price of the stock of the public companies in the hotel or casino business;

•	announcements of acquisitions as part of our expansion strategy;

•	airline industry problems;

•	weather related catastrophes;

•	additions or departures of key personnel;

•	announcements of legal proceedings or regulatory matters;

•	terrorist acts and other acts of war; and

•	general volatility in the stock market.

      The market price of our ordinary shares could also fluctuate substantially if we fail to meet or exceed securities analysts’ expectations of our financial results or if there is a change in financial estimates or securities analysts’ recommendations. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that has often been unrelated to the operating performance of these companies. A number of other factors, many of which are beyond our control, could also cause the market price of our ordinary shares to fluctuate substantially. You may not be able to sell your shares at or above the offering price, or at all.

      In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were to be the object of securities class action litigation, it could result in substantial costs and diversion of management’s attention and resources, which could materially harm our results of operations, financial condition or liquidity.

Future Sales — Future Sales or the Possibility of Future Sales of a Substantial Amount of Our Ordinary Shares May Depress the Price of Your Ordinary Shares.

      Future sales of substantial amounts of shares of our ordinary shares in the public market could adversely affect prevailing market prices and the price of your ordinary shares and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 28,109,831 shares outstanding (excluding treasury shares). All of the shares that the selling shareholder is selling in this offering, plus any shares sold pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares from the selling shareholder, will be freely tradable without restriction under the Securities Act of 1933, as amended (the Securities Act), unless purchased by our affiliates.

      In addition to the shares being sold in this offering, the 8,440,000 ordinary shares that were sold in our initial public offering are freely tradable (other than by an affiliate of our company as that term is defined in the Securities Act) without restriction or registration under the Securities Act. The remaining 17,669,831 ordinary shares may be sold in the public market only if registered under the Securities Act or if they qualify for resale under Rules 144 or 144(k) under the Securities Act. These rules are summarized under “Shares Eligible for Future Sale.” In addition, we have granted registration rights to certain of our shareholders, which, if exercised, would require us to register a portion of the remaining 17,669,831 ordinary shares for sale in one or more public offerings. See “Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale.” Sales of our ordinary shares pursuant to Rules 144 or 144(k) could adversely affect the market price of our ordinary shares.

      Each of Kersaf, WLG, Caledonia, CMS, certain of their respective affiliates, our directors and certain of our officers have agreed, subject to certain exceptions, not to dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares without the prior consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. for a period of 90 days from the date of this prospectus supplement. See “Shares Eligible for Future Sale.” Following the expiration of the lock-up period, Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates will be able to dispose of certain of their ordinary shares pursuant to the terms of the registration rights and governance agreement. See “Certain Relationships and Related Party Transactions— Related Party Transactions— Registration Rights and Governance Agreement.” Such sales, or the perception thereof, could depress the price of our ordinary shares.

      We may issue our ordinary shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of our ordinary shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Anti-Takeover Effect — Some Provisions in the Registration Rights and Governance Agreement and our Memorandum of Association May Have the Effect of Discouraging Change of Control Events in Which You May Have Had the Opportunity to Sell Your Ordinary Shares at a Premium Over Prevailing Market Prices.

      We, Kersaf, WLG, Caledonia and CMS have entered into a registration rights and governance agreement that sets forth various rights and obligations regarding their ownership of our ordinary shares. The registration rights and governance agreement, which we describe under “Certain Relationships and Related Party Transactions,” includes certain provisions that could have an anti-takeover effect, including restrictions on their respective abilities to enter into certain business combinations with us, which could deprive you of the opportunity to sell your ordinary shares at a premium over prevailing market prices.

      Our Memorandum of Association currently authorizes a class of 100,000,000 preference shares that may be issued in one or more series by our board of directors without further action by the shareholders on such terms and with such rights, preferences and designations as our board of directors may determine. Furthermore, our Memorandum of Association currently authorizes 250,000,000 ordinary shares, of which only 28,109,831 were issued and outstanding as of November 30, 2002. Such additional ordinary shares or preference shares could be available for use in opposing a hostile takeover attempt and deprive you of the opportunity to sell your ordinary shares at a premium over prevailing market prices.

      In addition, our board of directors is authorized to amend our Articles of Association without any action by our shareholders. Our board is expected to consider adopting, in the near future, a resolution to amend the Articles of Association to require any shareholder, acting alone or with its affiliates, to obtain board approval prior to obtaining the power to vote a specified percentage of our ordinary shares. Such a resolution would have exceptions for certain existing shareholders and their affiliates and other provisions customary for resolutions of this nature. Such a resolution, if adopted, could have an anti-takeover effect and deprive you of the opportunity to sell your ordinary shares at a premium over prevailing market prices.

Bahamian Law Differs from the Laws in Effect in the United States and Holders of our Ordinary Shares May Have More Difficulty in Protecting Their Interests than Would Shareholders of a Corporation Incorporated in the United States.

      Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bahamian company, we are governed by the International Business Companies Act 2000, as amended, of The Bahamas. The International Business Companies Act differs in some material respects from the laws generally applicable to United States corporations and shareholders, including:

•	Interested Director Transactions: Bahamian law generally allows companies to enter into any transaction or arrangement in which any of the directors have an interest. Directors may also be present at a meeting at which a vote approving a transaction or arrangement in which they have an interest, so long as they have disclosed their interest and the transaction or arrangement is approved or ratified by all of the shareholders. United States companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which their directors have an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company’s board or shareholders.

•	Business Combinations with Interested Shareholders: United States companies generally may not enter into business combinations with significant shareholders or their affiliates, unless the business combination has been approved by the board in advance or by a supermajority of shareholders, or the business combination meets specified conditions. There is no similar law in The Bahamas. We and certain of our principal shareholders have entered into an agreement that limits such shareholders’ ability to enter into certain business combinations with us. See “Certain Relationships and Related Party Transactions.”

•	Shareholder Suits: The circumstances in which a shareholder may bring a derivative action in The Bahamas are significantly more limited than in the United States. In general, under Bahamian law, derivative actions are permitted only when the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company’s memorandum and articles of association. In addition, the Bahamian courts would consider permitting a derivative action for acts that are alleged to constitute a fraud against the minority shareholders or, for instance, acts that require the approval of a greater percentage of the company’s shareholders than those who actually approved them.

ORGANIZATIONAL STRUCTURE

      The following chart summarizes our organizational structure:

(1)	Owns the Mauritius properties. See “Summary—Recent Developments—Extension of Mauritius Management Contracts.”

(2)	Own and operate our Paradise Island operations, including Atlantis and the Ocean Club.

(3)	Own and operate our United States operations and interests, including our 50% interest in TCA. Manager and developer of Palmilla Resort.

(4)	Currently manages the following luxury resort hotels: Le Saint Géran, Le Touessrok, the Royal Mirage, Kanuhura, Sugar Beach Resort, La Pirogue and Le Coco Beach.

(5)	Upon closing of the transactions described in “Summary—Recent Developments—Extension of Mauritius Management Contracts,” will manage the following luxury resort hotels: Le Saint Géran, Le Touessrok, Kanuhura, Sugar Beach Resort, La Pirogue and Le Coco Beach.

USE OF PROCEEDS

      We will receive approximately $32.1 million of the proceeds from the sale of our ordinary shares by RRIL in this offering. This amount will be paid pursuant to the terms of a settlement agreement entered into by us, Kersaf and certain of its affiliates and other parties. See “Summary—Recent Developments—Global Settlement.” These funds will be used for general corporate purposes.

PRICE RANGE OF OUR ORDINARY SHARES AND DIVIDEND POLICY

      Our ordinary shares are traded on The New York Stock Exchange under the ticker symbol “KZL.” The following table sets forth, for the periods indicated, the high and low closing sales prices reported by The New York Stock Exchange.

	Stock Prices

	High	Low

Fiscal 2000
First Quarter	$22.50	$15.88
Second Quarter	21.00	17.00
Third Quarter	22.44	17.63
Fourth Quarter	23.75	18.38
Fiscal 2001
First Quarter	23.11	19.23
Second Quarter	28.50	22.15
Third Quarter	28.31	17.23
Fourth Quarter	25.35	17.13
Fiscal 2002
First Quarter	27.21	22.95
Second Quarter	31.20	24.24
Third Quarter	25.13	22.25
Fourth Quarter through December 12, 2002	24.74	18.80

      The last reported sale price of our ordinary shares on December 12, 2002 on The New York Stock Exchange is set forth on the cover page of this prospectus supplement. As of November 30, 2002, we had approximately 713 holders of record of approximately 28,109,831 ordinary shares, excluding 7,087,620 ordinary shares held as treasury stock. As of November 30, 2002, there were an estimated 700 U.S. holders of record holding approximately 41% of our issued and outstanding ordinary shares.

      We have never declared or paid cash dividends on our ordinary shares and we do not anticipate making any cash dividend payments to our ordinary shareholders for the foreseeable future. We currently intend to retain our future earnings to fund our working capital, debt service, capital expansions and improvements and for general corporate purposes.

CAPITALIZATION

      The following table sets forth our cash position and our historical consolidated capitalization as of September 30, 2002 (unaudited).

As of September 30,
2002

(unaudited)
(in thousands)
Cash and cash equivalents(a)	$20,368
Restricted cash equivalents	4,742

Total cash and cash equivalents	$25,110

Long-term debt (including current maturities):
Revolving credit facility(b)	$23,000
8 5/8% senior subordinated notes due 2007(c)	77,460
8 7/8% senior subordinated notes due 2011(d)	400,000
Premium on 8 7/8% senior subordinated notes due 2011(e)	5,839
Interest rate swap fair value adjustment(f)	16,401
Capitalized leases and other debt	383

Total debt	523,083

Shareholders’ equity	731,871

Total capitalization	$1,254,954

(a)	Does not include the approximately $32.1 million to be paid to us by the selling shareholder from the proceeds of this offering. See “Summary—Recent Developments—Global Settlement.”

(b)	Since September 30, 2002, we have borrowed an additional $5.0 million under our revolving credit facility to fund the repurchase of $3.3 million of our 8 5/8% senior subordinated notes and for general corporate purposes. Subject to certain conditions, the revolving credit facility permits aggregate borrowings of up to $300.0 million. Beginning on July 1, 2003, the total amount that may be outstanding under the revolving credit facility at any one time cannot exceed the total amount of per occurrence “all risks” insurance that we maintain on our properties. Currently, the amount of per occurrence “all risks” insurance that we maintain on our properties is approximately $150.0 million. See “Description of Material Indebtedness—Revolving Credit Facility.”

(c)	Since September 30, 2002, we have repurchased $3.3 million of our 8 5/8% senior subordinated notes. On November 27, 2002, we called for the redemption of the outstanding $74.2 million principal amount of our 8 5/8% senior subordinated notes and will redeem these notes on December 27, 2002 at a redemption price of 104.313%, or $1,043.13 for each $1,000 of principal amount, plus accrued interest. We intend to fund the redemption primarily with borrowings under our revolving credit facility. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

(d)	Excludes the fair value effect of the interest rate swap agreements related to our 8 7/8% senior subordinated notes issued in August 2001.

(e)	In May 2002, we issued $200.0 million of our 8 7/8% senior subordinated notes due August 2011 and used the proceeds to repurchase or redeem an equivalent amount of our 9% senior subordinated notes. We incurred an extraordinary loss of $14.6 million consisting of the premium paid on the repurchase and redemption of the 9% senior subordinated notes, the non-cash charge to write-off the balance of the related debt issuance costs and the remaining unamortized discount on the notes.

(f)	Represents the fair value effect of the interest rate swap agreements related to our 8 7/8% senior subordinated notes issued in August 2001.

SELECTED HISTORICAL FINANCIAL DATA

      The following table contains selected financial and other data that has been derived from the following sources:

•	as of and for each of the years in the five-year period ended December 31, 2001, from our audited consolidated financial statements prepared in accordance with U.S. GAAP certain of which are included in this prospectus supplement; and

•	as of and for the nine-month periods ended September 30, 2001 and 2002, from our unaudited interim consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of our financial position and results of operations as of and for such periods, included in this prospectus supplement.

      The information set forth below is not necessarily indicative of future operations and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this prospectus supplement. Amounts are reported in U.S. dollars.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(a)	(b)(c)	(c)	(c)(d)	(c)	(c)
						(unaudited)	(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Gaming	$329,610	$319,342	$351,545	$367,935	$116,490	$96,764	$93,144
Rooms	96,846	94,942	164,831	194,008	176,573	147,914	147,504
Food and beverage	91,329	86,593	137,100	147,718	121,415	99,667	102,709
Tour operations	15,403	14,757	28,714	33,192	36,348	28,446	30,376
Real estate related	—	—	—	108,650	9,771	9,771	—
Management and other fees	22,979	40,645	46,898	35,763	36,806	26,783	29,884
Other revenues	44,503	35,391	45,910	49,208	56,416	45,914	50,018
Insurance recovery	—	—	14,209	—	2,000	—	1,100

Gross revenues	$600,670	$591,670	$789,207	$936,474	$555,819	$455,259	$454,735

Net revenues	558,912	550,878	738,967	884,695	533,041	436,649	437,589
Write-down of net assets held for sale	—	—	—	(229,208)	—	—	—
Income (loss) from operations	84,624	52,206	114,432	(74,844)	75,678	81,365	77,947
Equity in earnings from associated companies	2,214	2,730	2,628	4,225	3,059	2,166	887
Net income (loss)	$83,008	$57,746	$69,822	$(119,104)	$31,656	$43,274	$38,945

Basic earnings (loss) per share	$2.52	$1.74	$2.09	$(3.86)	$1.18	$1.62	$1.40

Weighted average number of shares outstanding — basic	32,920	33,270	33,465	30,849	26,885	27,836	27,810
Diluted earnings (loss) per share	$2.44	$1.70	$2.05	$(3.86)	$1.14	$1.55	$1.36

Weighted average number of shares outstanding — diluted	33,951	34,034	34,005	30,849	27,826	27,836	28,538

	Year Ended December 31,					As of	As of
						September 30,	September 30,
	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data at End of Period:
Cash and cash equivalents, including restricted cash	$153,161	$63,123	$40,210	$24,148	$34,989	$20,550	$25,110
Total assets	1,374,740	1,625,733	1,671,471	1,460,791	1,357,031	1,349,710	1,392,878
Long-term debt, including current portion	412,615	568,134	579,133	669,138	518,492	518,036	523,083
Shareholders’ equity	790,283	850,621	899,831	641,827	678,403	692,816	731,871

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(a)	(b)(c)	(c)	(c)(d)	(c)	(c)
						(unaudited)	(unaudited)

	(in thousands, except per unit operating data)
Other Financial Data:
Adjusted EBITDA(e)	$113,263	$110,248	$176,360	$164,041	$132,898	$118,848	$124,766
Adjusted EBITDA, excluding Resorts Atlantic City(f)	78,253	76,093	160,108	140,212	132,898	118,848	124,766
Depreciation and amortization	28,639	32,081	57,230	60,223	51,490	38,053	41,040
Capital expenditures	219,700	443,996	205,046	155,892	67,590	44,715	30,676
Paradise Island Operating Data:
Atlantis
Total rooms revenue	$80,332	$78,794	$145,814	$170,786	$164,014	$137,732	$134,801
Average number of rooms available	1,147	1,196	2,326	2,326	2,316	2,315	2,317
Average occupancy	87.7%	87.0%	81.4%	83.2%	77.1%	84.4%	84.1%
Average daily room rate	$173	$187	$211	$242	$252	$258	$253
Total food, beverage and other revenues	$55,137	$57,994	$108,745	$117,477	$112,828	$92,733	$94,539
Spending per occupied room(g)	$150	$153	157	166	174	$175	$178
Total casino revenues	$85,690	$85,165	$130,529	$132,108	$116,490	$96,764	$92,622
Average number of slot machines	801	823	979	975	959	959	949
Average win per slot machine per day	$128	$115	$136	$144	$138	$148	$156
Average number of table games	64	69	77	79	79	79	79
Average win per table game per day	$2,062	$1,987	$2,934	$2,813	$2,367	$2,698	$2,413
Ocean Club
Average daily room rate	$420	$474	$535	$513	$610	$627	$719
Average occupancy	76.1%	74.4%	66.6%	70.6%	64.1%	68.4%	67.2%
Mohegan Sun Operating Data:
Gross Revenues(h)	$506,911	$611,463	$725,510	$809,314	$857,977	$655,700	$860,215

(a)	The results of operations for the year ended December 31, 1997 include a gain of $13.4 million on the sale of our casino interest in France.

(b)	The results of operations for the year ended December 31, 1998 include only two weeks of operations of the Royal Towers on Paradise Island after its opening in mid-December 1998.

(c)	The results of operations for the year ended December 31, 1998 include pre-opening expenses of $26.0 million in connection with the opening of the Royal Towers. The results of operations for the year ended December 31, 1999 include pre-opening expenses of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999. The results of operations for the year ended December 31, 2000 include pre-opening expenses of $7.6 million related to the expansion of the Ocean Club Resort and the Ocean Club Golf Course. The results of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2001 include pre-opening expenses of $5.1 million and $6.9 million, respectively, related to our Internet gaming operations and the Ocean Club Golf Course.

(d)	The results of operations for the year ended December 31, 2000 include a $229.2 million write-down of the carrying value of Resorts Atlantic City in connection with the sale of the property and the related option to their net realizable value.

(e)	Adjusted EBITDA is defined as income from operations before interest, taxes, depreciation and amortization, real estate related gains, non-recurring items and losses related to our Internet gaming operations. The real estate related gains, non-recurring items and losses related to our Internet gaming operations that are excluded in the calculation of Adjusted EBITDA for the periods presented are set forth below:

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands)
Gain on real estate related sales	$—	$—	$—	$(76,378)	$(6,906)	$(6,906)	$—
Pre-opening expenses	—	25,961	5,398	7,616	6,904	5,136	—
Write-down of net assets held for sale	—	—	—	229,208	—	—	—
Gain on sale of airplane	—	—	(700)	—	—	—	—
Purchase termination costs	—	—	—	11,202	—	—	—
Transaction costs	—	—	—	7,014	—	—	—
Restructuring costs	—	—	—	—	5,732	1,200	—
Kerzner Interactive operating loss	—	—	—	—	—	—	5,779

Total	$—	$25,961	$4,698	$178,662	$5,730	$(570)	$5,779

Purchase termination costs relate to the termination of our agreement to acquire the Desert Inn in 2000. Transaction costs represent costs in connection with our self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire all our ordinary shares it did not already own. Restructuring costs were comprised of severance costs related to the termination of employees as a result of reduced occupancy levels at Atlantis following the September 11 terrorist attacks.

We believe that Adjusted EBITDA provides useful information regarding our ability to service our indebtedness but should not be considered in isolation from or as a substitute for operating income or cash flow data prepared in accordance with U.S. GAAP as an indicator of our operating performance or as a measure of our liquidity. Our Adjusted EBITDA is not necessarily calculated the same way that other companies calculate their EBITDA.

(f)	Excludes EBITDA attributable to Resorts Atlantic City for the years 1997, 1998, 1999 and 2000 of $35.0 million, $34.2 million, $16.3 million and $23.8 million, respectively. In the fourth quarter of 2000, we entered into a definitive agreement to sell Resorts Atlantic City and in April 2001 we completed the sale of Resorts Atlantic City. As of January 1, 2001, its operations are no longer included in our consolidated financial statements.

(g)	Spending per occupied room revenues represents total food, beverage and other revenues divided by the total number of rooms occupied for the given period.

(h)	Information for MTGA for the fiscal years ended 1997, 1998, 1999, 2000 and 2001 is as set forth in MTGA’s Forms 10-K filed with the SEC for the periods indicated. MTGA operates on a fiscal year end of September 30 and therefore the information for 1997, 1998, 1999, 2000 and 2001 represents information for the fiscal years ended September 30 of each respective year. The amounts presented for the nine-month periods ended September 30, 2001 and September 30, 2002 were compiled from MTGA’s public filings in respect of the periods indicated and are unaudited. On December 5, 2002, MTGA reported gross revenues of $1,118.8 million for its fiscal year ended September 30, 2002 in its Form 8-K filed with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our selected financial data and our annual consolidated financial statements and the related notes appearing herein. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in the following discussion are considered forward-looking under the federal securities laws. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ substantially from historical results or our predictions. See “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

Overview

      We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort complex in The Bahamas, and a leading developer and operator of luxury resort hotels and gaming properties worldwide.

      Atlantis, our flagship property, has established itself as a premier destination resort and casino. In our luxury resort hotel business, we currently operate nine resort properties in Dubai, the Maldives, Mauritius, Mexico and The Bahamas, and we have entered into an agreement to manage and develop a tenth property in the Maldives. In our gaming business, we developed and receive revenue from Mohegan Sun in Uncasville, Connecticut.

Operating Results

     Consolidated Results

      Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001. We recorded net income of $38.9 million for the nine months ended September 30, 2002, as compared to $43.3 million for the nine months ended September 30, 2001. For the nine months ended September 30, 2002, adjusted for non-recurring items and excluding the net loss from our Internet gaming operations of $5.7 million, recurring income was $55.5 million as compared to $46.1 million for the nine months ended September 30, 2001. This increase resulted primarily from the strong results from Paradise Island and from the savings in interest expense due to a significantly lower outstanding balance on our revolving credit facility. Non-recurring items for the nine months ended September 30, 2002 consisted of a $15.9 million extraordinary loss from the early extinguishment of debt, which was partially offset by a $5.1 million net gain on the settlement of a previous territorial dispute with Kersaf. Non-recurring items for the nine months ended September 30, 2001 consisted of a net gain of $6.9 million from the sale of luxury home sites at Ocean Club Estates, pre-opening expenses of $5.1 million related to our Internet gaming operations, refinancing costs of $3.4 million and restructuring costs of $1.2 million related to severance costs incurred as a result of the termination of employees at Atlantis following the September 11 terrorist attacks. Net revenues for the nine months ended September 30, 2002 were $437.6 million, as compared to $426.9 million, excluding the sale of luxury home sites at Ocean Club Estates, for the same period in 2001. Operating expenses were $359.6 million for the nine months ended September 30, 2002, as compared to $346.1 million, excluding non-recurring items, for the same period of 2001.

      2001 vs. 2000. We recorded net income of $31.7 million in 2001 compared to a net loss of $119.1 million in 2000. In 2001, net income included the following non-recurring items: a net gain on the sale of luxury home sites at Ocean Club Estates of $6.9 million, pre-opening expenses of $6.9 million related to our Internet gaming operations and the opening of the Ocean Club Golf Course, and restructuring costs of $5.7 million related to severance costs incurred as a result of the termination of employees at Atlantis following the September 11 terrorist attacks. In 2000, the net loss included certain non-recurring items, as follows: a $229.2 million write-down of the Resorts Atlantic City property and related option to their net realizable value, $11.2 million of purchase termination costs related to the termination of our agreement to acquire the Desert Inn, $7.0 million of transaction costs incurred in connection with our self-tender offer in June 2000 and the termination of a proposal by SIIL to acquire all of our outstanding ordinary shares that it did not already own, and $7.6 million of pre-opening expenses related to the expansion of Ocean Club Estates and the opening of the golf course at Ocean Club Estates. Also in 2000, we recorded a net gain of $76.4 million from the sale of luxury home sites at Ocean Club Estates. Excluding these non-recurring items, we earned net income of $37.4 million in 2001 and $59.6 million in 2000. As described below under “—Segment Results—Atlantic City,” the results of Resorts Atlantic City are not included in our consolidated results of operations for 2001, whereas they are included in 2000. Net revenues in 2001, excluding the sale of lots at Ocean Club Estates, were $523.3 million as compared to $518.1 million, excluding the sale of luxury home sites at Ocean Club Estates and revenues earned at Resorts Atlantic City, in 2000. Operating expenses excluding non-recurring items were $441.9 million in 2001 versus $422.3 million, excluding Resorts Atlantic City, in 2000. The reduction in net income as compared to last year was largely due to a decline in earnings in the third and fourth quarter of 2001 as a result of the September 11 terrorist attacks. These variances are described in more detail below under “—Segment Results.”

      2000 vs. 1999. We recorded a net loss of $119.1 million in 2000 compared to net income of $69.8 million in 1999. The net loss in 2000 reflected the non-recurring items described above. Net income in 1999 included pre-opening expenses of $5.4 million related to the 1999 renovation of Resorts Atlantic City. Net revenues in 2000, excluding the sale of luxury home sites at Ocean Club Estates, were $776.0 million as compared to $739.0 million in 1999. Operating expenses excluding non-recurring items were $672.2 million in 2000 versus $619.1 million in 1999. Excluding non-recurring items, we earned net income of $59.6 million and $75.2 million in 2000 and 1999, respectively.

     Segment Results

     Paradise Island

      Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001. Our Paradise Island operations generated income from operations, excluding non-recurring items, of $77.4 million for the nine months ended September 30, 2002, as compared to $70.7 million, excluding non-recurring items, for the same period of 2001, resulting in an increase in operating earnings of $6.7 million (or 9.5%). The increase in earnings was attributable to increased earnings from food and beverage primarily due to increased margins and an increase in spending per occupied room, a reduction in losses from other casino and hotel operations primarily due to increased earnings from retail business and telephone revenue, and a decrease in selling, general and administrative expenses.

      Atlantis’ average occupancy and average daily room rate for the first nine months of 2002 were 84.1% and $253, respectively, as compared to 84.4% and $258 in the same period of 2001. The casino at Atlantis generated gaming revenue of $92.6 million in the first nine months of 2002 as compared to $96.8 million during the comparable period of last year. This decrease primarily resulted from a 9.3% decrease in table drop (the dollar amount of chips purchased) from $412.3 million to $374.1 million, and a slight decrease in hold percentage (ratio of table game win to dollar amount of chips purchased) in table games (from 14.2% to 13.9%) for the nine months ended September 30, 2002 as compared to the same period of 2001. We attribute the decrease in table game drop to both a decrease in spending by high-end players and an overall reduction in wagering due to the adverse economic environment. Slot win increased $1.5 million (or 4.0%) due to a 4.1% increase in slot win and relatively flat hold percentages.

      Selling, general and administrative expenses were lower by $2.3 million compared to the same period in 2001 due, in part, to the cost reduction program that we implemented in the fourth quarter of 2001 following the September 11 terrorist attacks. Provision for doubtful receivables decreased by $3.2 million and administrative costs decreased by $2.9 million, which included decreases in management costs and information technology costs. These decreases were offset by a $2.8 million increase in our windstorm insurance policy and $1.0 million of lease termination costs related to the relocation of the one of our offices from Fort Lauderdale, Florida to Plantation, Florida.

      2001 vs. 2000. Our Paradise Island operations generated income from operations of $68.2 million in 2001, as compared to $85.7 million in 2000. The decline in operating earnings of $17.5 million (or 20.4%) was largely due to the effect of the September 11 terrorist attacks, which resulted in reductions in earnings generated by the casino and rooms operations, compared to 2000, of $9.8 million and $3.2 million, respectively. In addition, operating earnings in 2001 were negatively impacted by an increase in depreciation costs of $7.6 million and an increase in selling, general and administrative expense of $3.6 million. These items were partially offset by $2.0 million of business insurance proceeds received in 2001 in connection with Hurricane Michelle and an increase in earnings from other casino/hotel related items none of which was individually significant. Although Atlantis achieved a 4.1% increase in its average daily room rate to $252, occupancy in 2001 declined to 77.1% compared to 83.2% in 2000 due primarily to the effects of the September 11 terrorist attacks. For the first eight months of 2001, occupancy and average daily room rate at Atlantis were 91% and $262, respectively, compared to 89% and $251, respectively, in the same period of 2000. After the September 11 terrorist attacks, significantly reduced discretionary spending, disruptions in airline travel and cancelation of business conventions had a material adverse impact on our occupancy at Atlantis for the remainder of the year. As a result, earnings over the twelve-month period were negatively impacted.

      The Atlantis casino generated gaming win of $116.5 million in 2001 as compared to $132.1 million in 2000. The decrease in revenues for the twelve-month period, partially offset by a decrease of $5.8 million in gaming expenses, resulted in a net decline of $9.8 million (or 15%) in casino operating earnings. In 2001, table game win of $68.5 million reflected a decrease of $12.9 million (or 15.8%) as a result of a decrease in hold percentage in table games as well as a decrease in table game drop. The table hold percentage decreased from 14.2% in 2000 to 13.1% in 2001. Table game drop was lower by $48.8 million (or 8.5%) as compared to 2000. Slot win of $48.5 million in 2001 reflected a $2.9 million decrease (or 5.6%) as compared to 2000. This was primarily due to a decrease in slot hold percentage from 9.7% in 2000 to 9.2% in 2001. The decrease in gaming expenses was mainly due to reduced promotional expenses, particularly after the September 11 terrorist attacks, as fewer complimentary services were provided due to a reduced number of casino patrons.

      The increase in depreciation expense in 2001 was mainly a result of the newly renovated Ocean Club Golf Course and Clubhouse and the addition of 50 luxury rooms and suites at the Ocean Club Resort, both of which opened shortly after the beginning of 2001.

      Selling, general and administrative expense increased in 2001 due to higher marketing costs of $4.4 million for increases in national advertising, the majority of which occurred after the September 11 terrorist attacks, higher insurance costs of $3.4 million due to increases in premiums and higher information technology costs of $2.8 million. These increases were partially offset by decreases in payroll and miscellaneous costs in the amount of $7.0 million. We eliminated approximately 250 employee positions as part of our cost containment program during the fourth quarter of 2001.

      2000 vs. 1999. Our Paradise Island operations generated income from operations of $85.7 million in 2000, as compared to $93.6 million in 1999. Atlantis achieved an average occupancy of 83.2%, compared to 81.4% in 1999, and the average daily room rate increased by 14.7% from $211 in 1999 to $242 in 2000. While we experienced growth in the contribution to operating earnings from the rooms and food and beverage operations on Paradise Island, a decrease in earnings generated by the casino and increased selling, general and administrative costs resulted in the lower income from operations. The casino generated gaming win of $132.1 million in 2000 as compared to $130.5 million in 1999. While casino revenues increased slightly, the overall contribution to operating earnings from the casino in 2000 decreased by $10.4 million as compared to 1999. Higher casino operating expenses, which included promotional and marketing costs, resulted in increased play in the casino, the effects of which were not fully beneficially realized due to a decline in table hold percentage in table games. In 2000, table game win of $81.3 million, a decrease of $1.2 million (or 1.5%), was the result of a decrease in table hold percentage from 16.1% to 14.2% which more than offset an increase of $58.2 million (or 11.3%) in table game drop. Slot win of $50.8 million reflected an increase of $2.7 million (or 5.6%) as compared to 1999, which resulted from an increase in slot handle (dollar amount wagered) of $31.7 million (or 6.3%).

      Selling, general and administrative expense increased by $8.3 million (or 14.4%) in 2000 as compared to 1999. We experienced increases in costs related to information technology and process re-engineering projects in an effort to improve operational efficiency, computer systems and the gathering of marketing information.

Sales and marketing costs increased primarily due to more special events on Paradise Island. We also incurred additional costs in windstorm insurance premiums as a result of the effects of Hurricane Floyd, which passed within 60 miles of Paradise Island, in September 1999 as well as overall premium increases experienced by the industry.

      In the fourth quarter of 1999, operations at Atlantis were negatively impacted by the continuing effects of Hurricane Floyd, which occurred in September 1999. During the fourth quarter of 1999, the average occupancy at Atlantis was 74% with an average daily room rate of $204. We recorded net revenues in 1999 of $14.2 million from business interruption insurance recovery associated with the hurricane.

     Harborside at Atlantis

      In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island, Harborside at Atlantis, adjacent to Atlantis. We and Vistana each have a 50% interest in the joint venture. Construction of 82 two-bedroom units was completed by February 2001 and sales of the timeshare units began in May 2000. In August 2002, Harborside was closed to repair major damage resulting from adverse weather primarily due to Hurricane Michelle. Since the temporary closure, Harborside’s guests have been moved to Atlantis. Harborside is presently in discussion with its insurers regarding a potential insurance claim and is expected to fully reopen by the end of 2002. Our share of the cost of the closure, if any, cannot be estimated at this time.

      For the nine months ended September 30, 2002 and 2001, we earned $1.3 million and $1.2 million, respectively, in fees for marketing services provided to Harborside at Atlantis. Equity earnings from Harborside at Atlantis for the first nine months of 2002 were $0.7 million as compared to $1.0 million in 2001.

      In 2001, we earned $1.4 million in marketing fees, as compared to $0.9 million in 2000. In addition, in 2000, we earned $2.5 million in fees for development services provided to Harborside at Atlantis. Equity earnings in 2001 were $0.5 million as compared to $0.8 million in 2000. We did not earn marketing and development fees or equity earnings in 1999 related to Harborside at Atlantis.

     Atlantic City

      2001 vs. 2000. We completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) on April 25, 2001. As of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale and the loss resulting from the write-down of Resorts Atlantic City and related option to their net realizable value was recorded during the fourth quarter of 2000. Accordingly, as of January 1, 2001, the operations of Resorts Atlantic City were no longer included in our consolidated financial statements.

      2000 vs. 1999. In 2000, Resorts Atlantic City generated income from operations of $7.6 million as compared to a loss of $0.3 million in 1999. The increase in operating earnings was a result of increased earnings from the casino. Net revenues in 2000 included gaming win of $235.8 million, an increase of $14.8 million (or 6.7%) from gaming win of $221.0 million in 1999. Table game revenues in 2000 increased by $8.2 million (or 12.7%) primarily due to an increase in table hold percentage to 15.5% from 14.1% in 1999 and to a lesser extent an increase of $12.2 million (or 2.7%) in table game drop as compared to 1999. Slot revenues in 2000 increased by $6.1 million (or 3.9%) compared to 1999 due to an increase in slot handle of $241.1 million (or 14.3%), partially offset by a decrease in slot hold percentage to 8.3% in 2000 from 9.2% in 1999. The average number of slot units in operation during the year 2000 was 2,298 as compared to 2,033 in 1999. Commencing in February 1999, we had taken out of service and/or removed from the floor as many as 800 slot units at a time during the renovation of Resorts Atlantic City, which was completed in early July 1999. Gaming costs and expenses in 2000 increased by $6.0 million (or 3.8%) as compared to 1999. This represented higher costs attributable to increased gaming revenues compared to the prior year, principally promotional expenses, labor costs and casino win tax. Partially offsetting the increased earnings from the casino was a reduction in other casino/hotel revenues compared to the prior year. This was mainly due to decreased entertainment revenues as there were fewer headliner acts at Resorts Atlantic City in 2000 compared to 1999.

     Connecticut

      We own a 50% interest in, and are a managing partner of, TCA, a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 1999 pursuant to a management agreement from which TCA earned management fees based on a percentage of Mohegan Sun’s earnings after depreciation and interest.

      In 1998, the Mohegan Tribe appointed TCA to develop a $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million. The expansion included an additional 119,000 square foot casino, a 34-story 1,176-room hotel, 100,000 square feet of convention space, a 10,000-seat arena, as well as additional parking and retail space. The new casino opened in September 2001, the hotel opened in April 2002 and the remainder of the expansion opened in phases and was completed in June 2002. In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. The payments received by TCA in 2001 and 2000 under the Relinquishment Agreement contributed less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire at the end of 2014, whereas the Management Agreement was to expire in 2003. In addition, fees received pursuant to the Relinquishment Agreement have increased since 2000 as a result of increasing gross revenues of Mohegan Sun.

      Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001. Mohegan Sun generated gross revenues of $860.2 million for the nine months ended September 30, 2002, as compared to $655.7 million for the same period of 2001. In the first nine months of 2002, TCA received payments under the Relinquishment Agreement of $36.1 million as compared to $32.8 million for the same period of 2001. We recorded income from TCA under the Relinquishment Agreement of $19.3 million for the first nine months of 2002 as compared to $20.3 million in the first nine months of the prior year, which had been favorably impacted by certain priority payments due to us from TCA. In addition, TCA incurred non-recurring costs of approximately $1.8 million in the first nine months of 2002 related to the grand opening of the Mohegan Sun expansion, which reduced TCA’s income during this period. We also recorded development fees from TCA of $5.0 million in the first nine months of 2002. We did not record any development fees from TCA in the first nine months of 2001.

      2001 vs. 2000. During the fiscal year ended September 30, 2001, Mohegan Sun generated gross revenues of $858.0 million as compared to $809.3 million in fiscal 2000, an increase of 9.4%. Gross revenues included gaming win of $751.0 million and $709.6 million in fiscal 2001 and fiscal 2000, respectively. In 2001, TCA received payments under the Relinquishment Agreement of $52.7 million as compared to $41.0 million in 2000. We recorded income from TCA of $27.4 million and $19.8 million in 2001 and 2000, respectively. During 2000, we also earned development fees of $3.8 million from TCA. We did not record any development fees from TCA in 2001.

      2000 vs. 1999. During the fiscal year ended September 30, 2000, Mohegan Sun generated gross revenues of $809.3 million as compared to $725.5 million for the comparable period in 1999. Gross revenues included gaming win of $709.6 million and $641.1 million for the fiscal year ended September 30, 2000, and for fiscal 1999, respectively. Slot win increased by $51.8 million to $537.0 million in the fiscal year ended September 30, 2000, from $485.2 million for fiscal 1999. This was largely due to an increase in handle of $585.8 million to approximately $6.8 billion, and to a lesser extent, an increase in hold percentage to 7.9% in the fiscal year ended September 30, 2000, from 7.8% for fiscal 1999. The gross win per slot machine per day increased from $447 in fiscal 1999 to $488 in fiscal 2000. Table game win increased by $12.9 million to $164.0 million for the fiscal year ended September 30, 2000, from $151.1 million for fiscal 1999. This was primarily a result of an increase in table game drop of $73.4 million (or 8.2%) while table game hold percentage was virtually flat at approximately 17.0% in both the fiscal year ended September 30, 2000, and fiscal 1999.

      In 2000, TCA received payments under the Relinquishment Agreement of $41.0 million as compared to $59.6 million of management fees earned in 1999 under the former management agreement. We received payments from TCA of $19.8 million and $32.6 million in 2000 and 1999, respectively. We also earned development fees from TCA of $3.8 million and $6.7 million in 2000 and 1999, respectively.

     Sun Resorts Limited Equity Ownership

      Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited. Effective June 16, 2000, Sun Resorts Limited issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. Sun Resorts Limited owns five beach resort hotels in Mauritius and, until late 2000, owned one hotel in the Comoro Islands. In November 2000, the property in the Comoro Islands was sold to an unaffiliated party. Equity earnings from Sun Resorts Limited were $3.3 million, $3.4 million and $2.6 million in 2001, 2000 and 1999, respectively. Equity earnings from Sun Resorts Limited for the first nine months of 2002 were $0.8 million as compared to $1.5 million for the same period of 2001. The decrease in equity earnings was due primarily to the temporary closure of Le Touessrok in Mauritius, which closed for extensive refurbishment in January 2002 and reopened in December 2002. See “Summary—Recent Developments—Extension of Mauritius Management Contracts.”

     Kanuhura Equity Ownership

      Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. Kanuhura is a 100-room luxury hotel located on Kanuhura Island in the Maldives, 600 miles southwest of the southern tip of India. We recently signed an agreement with Sun Resorts Limited that provides for, among other things, the sale of 20% of our debt and equity interests in Kanuhura to Sun Resorts Limited. See “Summary—Recent Developments—Extension of Mauritius Management Contracts.” During the five months ended December 31, 2001, we recorded an equity loss in Kanuhura of $0.7 million. During the first nine months of 2002, equity losses from Kanuhura were $0.6 million.

     Palmilla Equity Ownership and Management Contract

      On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.5 million, including transaction costs. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. During the 18 days ended September 30, 2002, neither equity losses nor management fees from Palmilla were significant.

     Indian Ocean, Dubai and Maldives Management Contracts

      We recently entered into an agreement with Sun Resorts Limited to, among other things, extend each of the Mauritian management contracts to 2023. See “Summary—Recent Developments—Extension of Mauritius Management Contracts.” Our long-term management contract with Kanuhura will expire in 2026. In addition, we manage the Royal Mirage, a 246-room beach resort hotel on Jumeira Beach in Dubai, United Arab Emirates, which opened in August 1999. The Dubai management contract expires in 2019. We have also entered into an agreement to manage the 225-room expansion of the Royal Mirage that is currently under construction and that we expect will open by the end of the year. The hotels in Mauritius, along with Kanuhura and the Royal Mirage, are collectively referred to as the Management Properties.

      Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001. For the nine months ended September 30, 2002, the Management Properties generated revenues and net income of $78.9 million and $5.0 million, respectively, as compared to $85.8 million and $13.2 million in the same period in 2001. The decrease in revenues was primarily due to the temporary closure of Le Touessrok in Mauritius, which closed for extensive refurbishment in January 2002 and, to a lesser extent, the Royal Mirage in Dubai, which experienced a decrease in foreign business volumes in the first half of 2002 due to the September 11 terrorist attacks. These decreases were partially offset by revenues earned at Kanuhura, as, prior to August 1, 2001, it had not yet become a managed property. The decrease in net income for the Management Properties was due to decreased revenue from the managed properties for the reasons discussed above.

      For the first nine months of 2002, the occupancy and average daily room rate for the Sun Resorts Limited properties, excluding Le Touessrok, were 76.3% and $131, as compared to 78.6% and $143 in 2001. At the Royal Mirage, the occupancy and average daily room rate for the first nine months of 2002 were 72.7% and $211, as compared to 79.7% and $218 for the same period in 2001. At Kanuhura, the occupancy and average daily room rate for the first nine months of 2002 were 50.6% and $287.

      In the first nine months of 2002, we earned management fees from the Management Properties of $4.3 million as compared to $5.3 million for the same period in 2001.

      2001 vs. 2000. In 2001, the Management Properties generated revenues of $124.8 million as compared to $133.7 million in 2000 and had net income of $22.3 million compared to $23.8 million in 2000. The 6.6% decrease in revenues was a result of reduced revenues from Sun Resorts Limited. This was primarily due to the devaluation of the Mauritian Rupee to the U.S. dollar. In addition, in 2000, Sun Resorts Limited earned revenues from its property in the Comoro Islands, which was sold in November of that year. The decrease experienced at Sun Resorts Limited was partially offset by revenues earned at Kanuhura for the five months during the year ended December 31, 2001 following our acquisition of an interest in the property. The decrease in net income of the Management Properties was a result of a net loss incurred at Kanuhura, partially offset by slight increases in earnings at Sun Resorts Limited and at the Dubai property. For Sun Resorts Limited, net income was higher than in 2000 primarily due to a reduction in interest costs that more than offset the effect of the devaluation of the Mauritius Rupee.

      In 2001, the occupancy and average daily room rate for Sun Resorts Limited’s Mauritian properties were 77.0% and $162, as compared to 83.1% and $160 in 2000. At the Royal Mirage in Dubai, the occupancy and average daily room rate in 2001 were 72.1% and $226, as compared to 81.7% and $202 in 2000. At Kanuhura, the occupancy and average daily room rate for the five months ended December 31, 2001 were 44.2% and $224.

      In 2001, we earned management fees from the Management Properties of $8.0 million as compared to $8.7 million in 2000, a decrease of 8.0%.

      2000 vs. 1999. In 2000, the Management Properties generated revenues of $133.7 million as compared to $92.9 million in 1999 and earned net income of $23.8 million in 2000 compared to $12.4 million in 1999. The increased earnings were largely a result of higher operating profits from Le Saint Géran, a high-end luxury hotel in Mauritius, which operated for the full year in 2000, whereas in 1999 the hotel was closed in April for renovations and did not reopen until December. In addition, as noted above, the Royal Mirage in Dubai commenced operations in August 1999 and thus operated for a full year in 2000 compared to four months in 1999.

      In 2000, the occupancy and average daily room rate for Sun Resorts Limited’s Mauritian properties were 83.1% and $160, as compared to 82.3% and $131 in 1999. At the Royal Mirage in Dubai, the occupancy and average daily room rate in 2000 were 81.7% and $202 as compared to 67.7% and $184 for its first five months of operation in 1999.

      In 2000, we earned management fees from the Management Properties of $8.7 million as compared to $6.2 million in 1999. We also earned development fees of $0.8 million in 1999 related to the renovation of Le Saint Géran.

     Other Factors Affecting Earnings

      Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001. Our results for the nine months ended September 30, 2002 include a $5.7 million net loss from Kerzner Interactive, our

Internet gaming subsidiary, which was consistent with our expectations. In February 2002, we announced that we had agreed to sell 50% of Kerzner Interactive to Station Casinos. We and Station have restructured the original agreement such that Station paid us $4.5 million for an option to purchase a 50% interest in Kerzner Interactive by January 3, 2003. Under certain conditions, the option may be extended by Station for up to three additional one-year periods.

      Corporate expenses for the first nine months of 2002 and 2001 were $24.6 million and $17.7 million, respectively. This increase was primarily due to increased costs incurred for new projects, in particular relating to our strategy to expand the number of luxury resorts we manage, increased employee bonuses due to our strong results and additional payroll costs.

      For the nine months ended September 30, 2002, depreciation and amortization was $41.0 million as compared to $38.1 million for the same period in 2001. This increase was due primarily from the renovation of approximately 400 rooms in the Coral Towers and the completion of various other capitalized projects.

      For the nine months ended September 30, 2002, interest income was $2.5 million as compared to $6.1 million for the same period in 2001. During the first nine months of 2002, we earned interest income of $0.5 million, as compared to $3.6 million in the same period of 2001 related to the sale of Resorts Atlantic City.

      For the nine months ended September 30, 2002, interest expense, net of capitalized interest, was $30.2 million as compared to $41.4 million for the same period in 2001. This was primarily attributable to paying down borrowings from the proceeds received from the sale of Resorts Atlantic City and the beneficial effect of interest rate swap agreements on a portion of our 8 7/8% senior subordinated notes. Additionally, interest expense during the third quarter of 2001 included $3.4 million in refinancing costs.

      During the nine months ended September 30, 2002, we recognized a $14.6 million extraordinary loss on early extinguishment of debt, net of income tax effect in connection with our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% senior subordinated notes. The extraordinary loss consists of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs and the remaining unamortized discount on the 9% senior subordinated notes. Additionally, during the nine months ended September 30, 2002, we repurchased $22.5 million of our 8 5/8% senior subordinated notes through transactions in the open market, which resulted in the recognition of a $1.3 million extraordinary loss for the early extinguishment of debt.

      During the nine months ended September 30, 2002, we recognized a $5.1 million net gain on the settlement of a previous territorial dispute with Kersaf.

      2001 vs. 2000. In 2001, non-recurring items included a gain of $6.9 million from the sale of luxury home sites at Ocean Club Estates on Paradise Island, as compared to $76.4 million in 2000. During 2000, we completed the development of the infrastructure for Ocean Club Estates, which includes 121 luxury home sites situated around the newly renovated Ocean Club Golf Course. By the end of 2000, we had sold 102 of the lots with an additional 9 lots sold during 2001. Other non-recurring items in 2001 included $6.9 million of pre-opening expenses relating to our Internet gaming operations as well as the opening of the Ocean Club Golf Course in January 2001, as well as restructuring costs of $5.7 million. Restructuring costs were comprised of severance costs related to the termination of employees as a result of reduced occupancy levels at Atlantis in the aftermath of the September 11 terrorist attacks. During 2000, non-recurring expenses included a write-down of assets related to the Resorts Atlantic City sale and the related option to their net realizable value. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, we recorded a loss of $229.2 million in the fourth quarter of 2000. Purchase termination costs of $11.2 million in 2000 were related to the cancelation of our agreement to acquire the Desert Inn from Starwood. These costs included $7.2 million paid to Starwood. Also in 2000, we incurred $7.0 million of transaction costs in connection with our self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire, in a merger transaction, all of our ordinary shares that it did not already own. Pre-opening expenses in 2000 of $7.6 million related primarily to the expansion of our Ocean Club Resort and the new Ocean Club Golf Course.

      General corporate expenses were virtually flat for the year 2001 compared to 2000. We incurred higher new project development costs of approximately $2.0 million in 2001 as compared to 2000. We continuously explore new business opportunities and all associated costs are written off to corporate expenses as incurred. The increase in new project development costs was offset by reduced payroll and related costs, as well as a reduction in information technology costs allocated to our corporate segment in 2001.

      Other segments in 2001 contributed $3.2 million to consolidated operating income as compared to $1.7 million in 2000. In 2001, $3.1 million was received from Kersaf pursuant to a long-term contract, as compared to $3.0 million in 2000. This contribution was fixed at $2.4 million in 1994 and increases at a rate of 3% per annum and has been paid annually. Additional items included in other segments during 2001 were not significant. However, in 2000 the revenues from Kersaf were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes.

      In 2001, interest income was $7.5 million as compared to $4.2 million in 2000. This increase was primarily due to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, in 2001, we earned interest on the $17.5 million promissory note issued to us by an affiliate of Colony on April 25, 2001, in connection with the Resorts Atlantic City sale. The promissory note and accrued interest was repaid in full by Colony in March 2002.

      Interest expense, net of capitalized interest, in 2001 was higher than the previous year by $7.0 million (or 15.4%). Interest costs capitalized during 2001 amounted to $1.1 million as compared to $11.1 million in 2000, resulting in an increase of $10.0 million to net interest expense. During 2000, we added an additional 50 luxury rooms and suites at the Ocean Club and completed the newly renovated Ocean Club Golf Course. This increase was partially offset by a reduction in cash interest due to a reduction in the weighted average amount of borrowings outstanding.

      2000 vs. 1999. As described above, non-recurring items in 2000 included the gain of $76.4 million from the sale of luxury home sites, a write-down of net assets held for sale to their net realizable value of $229.2 million, purchase termination costs of $11.2 million, $7.0 million of transaction costs and pre-opening expenses of $7.6 million. In 1999, non-recurring expenses included $5.4 million of pre-opening expenses related to the opening of the renovation completed at Resorts Atlantic City.

      General corporate expenses increased by $6.4 million (or 37.9%) to $23.3 million in 2000 as compared to $16.9 million in 1999. The increase was largely due to higher information technology costs incurred in connection with the enhancement of certain computer software programs and improving the overall structure of computer systems throughout the company. Also contributing to the increase in corporate expenses, to a lesser extent, were new project costs incurred as we continue to research the possibility of new investment and/or development opportunities. Additionally, corporate expenses were affected by slight increases in corporate marketing and public relations costs.

      Other segments in 2000 contributed $1.7 million to consolidated operating income as compared to $2.3 million in 1999. In 2000, $3.0 million was received from Kersaf related to the long-term contract discussed above. These revenues were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes. In 1999, other segments included $2.9 million received from Kersaf, a $1.0 million gain from the cancelation of notes that were previously included in long-term debt and $0.6 million received as a final installment on the 1996 sale of a management contract. These amounts were partially offset by costs incurred with our Year 2000 information technology compliance program as well as real estate taxes.

      In 2000, interest income was $4.2 million as compared to $12.7 million in 1999. In connection with the development of Mohegan Sun in 1996, we held subordinated notes issued by the Mohegan Tribal Gaming Authority, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance of these notes, including accrued interest, was $94.1 million at December 31, 1999, at which time they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

      Interest expense, net of capitalized interest, in 2000 was lower than the previous year by $5.0 million. Interest costs capitalized during 2000 amounted to $11.1 million as compared to $4.9 million in 1999.

     Seasonality and Weather

      Our business has historically been seasonal, with the largest number of patrons visiting Atlantis, our largest resort, in the first quarter of the year, the prime tourist season. Accordingly, our revenues and operating profits have historically been higher during the first calendar quarter than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year.

      During the third and fourth quarter of 1999, our Bahamian operations were negatively impacted by the effects of Hurricane Floyd in September 1999. The property sustained approximately $45.0 million of property damage, for which remedial work was completed by year-end 1999, and experienced a number of customer cancelations. We were fully insured for property loss and business interruption. In November 2001, Hurricane Michelle moved through The Bahamas. Although there was minimal disruption in our operations caused by the storm, our properties suffered approximately $27.0 million in damage that we expect to be substantially covered by our insurance policies. Due to changes in the insurance market arising prior to the September 11 terrorist attacks and the effects of the September 11 terrorist attacks, it has become more difficult and more expensive to obtain insurance. As a result of these events, effective July 1, 2002, we incurred substantial increases in our insurance premiums paid, significant reductions in our coverage and increases in our per occurrence deductibles. However, we expect to remain adequately insured against property and business interruption damage. See “Risk Factors—Risks Related to Our Business—Our Insurance Premiums Have Recently Increased and May Be Further Increased.”

Liquidity, Capital Resources and Capital Spending

      At September 30, 2002, we held $25.1 million in cash and cash equivalents, including $4.7 million in restricted cash. Additionally, at September 30, 2002, our current liabilities exceeded current assets by $29.3 million. During the nine months ended September 30, 2002, we generated $68.3 million in cash flow from operations.

      Through November 30, 2002, we had repurchased $25.8 million of our 8 5/8% senior subordinated notes in open market transactions using cash on hand. On November 27, 2002, we called for redemption the entire outstanding principal amount of our 8 5/8% senior subordinated notes and will redeem these notes on December 27, 2002. We expect to fund the redemption primarily with borrowings under our revolving credit facility. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

      In June 2002, we completed a tender offer for our $200 million 9% senior subordinated notes. These notes were replaced by a $200 million offering of our 8 7/8% senior subordinated notes due 2011 issued at a premium of 3% above par. These transactions improved our debt maturity profile by lengthening the terms of our credit obligations and lowered future interest expense. See “—Private Offering of $200.0 Million of Senior Subordinated Notes” and “—Tender Offer, Consent Solicitation and Redemption.”

      In May 2002, we increased the amount available under our revolving credit facility from $200.0 million to $300.0 million, subject to certain conditions. See “Description of Material Indebtedness—Revolving Credit Facility” for a discussion of the terms of our revolving credit facility.

      We believe that available cash on hand, combined with funds generated from operations and funds available under the revolving credit facility will be sufficient to finance our cash needs over the next twelve months. However, we may require additional funds if we make additional acquisitions or undertake new projects, which may include further development on Paradise Island, such as an expansion of Atlantis, construction of the Ocean Club Villas and Marina Village, or other expansions or improvements at our properties.

     Revolving Credit Facility

      In November 2001, we entered into an amended revolving credit facility with a syndicate of banks. The borrowings then outstanding under our previous revolving credit facility were paid in full. Under the revolving credit facility, as further amended in May 2002, August 2002 and November 2002, the maximum amount of borrowings that may be outstanding is $300.0 million, subject to certain conditions. Our existing revolving credit lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility if we are able to arrange additional commitments in that amount. Beginning on July 1, 2003, the total amount that may be outstanding under the revolving credit facility at any one time cannot exceed the total amount of per occurrence “all risks” insurance that we maintain on our properties. Currently, the total amount of per occurrence “all risks” insurance that we maintain on our properties is approximately $150.0 million. See “Risk Factors—Risks Related to Our Business—If We Are Unable to Finance Our Expansion, Development and Renovation Projects As Well As Capital Expenditures Through Cash Flow and Borrowings, Our Expansion, Development and Renovation Efforts Could Be Jeopardized.” In addition, further increases in our per occurrence insurance deductibles above the current amounts are not permitted under the terms of the revolving credit facility.

      Loans under the revolving credit facility bear interest at (i) the higher of (a) the administrative agent’s base rate or (b) the federal funds rate plus 0.50%, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, which we refer to as the debt ratio or (ii) the LIBO Rate (as defined) plus 1.25% to 2.75% based on the debt ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the revolving credit facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006.

      As of September 30, 2002, we had availability of up to $275.3 million under the revolving credit facility, which gives effect to the $23.0 million of borrowings outstanding and the $1.7 million in letters of credit outstanding on that date. We intend to use borrowings under the revolving credit facility to fund the redemption of our 8 5/8% senior subordinated notes. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

     Shelf Registration

      On May 23, 2002, we filed a universal shelf registration statement on Form F-3 with the SEC. The universal shelf registration statement permits us, from time to time, to issue various types of securities, including various types of debt securities, ordinary shares, preference shares and warrants. The universal shelf registration statement replaced our previously filed shelf registration statement that related only to debt securities, and pursuant to which we issued $100.0 million of our 8 5/8% senior subordinated notes in December 1997. This offering is being effected pursuant to the universal shelf registration statement.

     Private Offering of $200.0 Million of Senior Subordinated Notes

      On May 20, 2002, we completed a private offering of $200.0 million of our 8 7/8% senior subordinated notes in a private placement. On September 26, 2002, we exchanged these notes for $200.0 million of our 8 7/8% senior subordinated notes that were registered under the Securities Act. The proceeds from these senior subordinated notes were used to repay our outstanding 9% senior subordinated notes pursuant to the tender offer and redemption of such notes described below.

     Tender Offer, Consent Solicitation and Redemption

      On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% senior subordinated notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% senior subordinated notes. At the expiration time, a total of approximately $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% senior subordinated notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of our $200.0 million of 8 7/8% senior subordinated notes on May 20, 2002 to retire our outstanding 9% senior subordinated notes pursuant to the tender offer and redemption.

     Sale of Resorts Atlantic City

      On April 25, 2001, we completed the sale of Resorts Atlantic City and certain related assets to Colony for a purchase price of approximately $144.0 million, including accrued interest. The proceeds received from Colony consisted of approximately $127.0 million in cash and a $17.5 million promissory note. The cash proceeds were used to repay borrowings outstanding under our prior revolving credit facility and permanently reduce the size of that facility. These proceeds were offset by approximately $6.0 million in costs paid by us after closing, which included employee termination costs and legal fees.

      Pursuant to the terms of the Resorts Atlantic City sale, we granted Colony a two-year option that expires in April 2003 to acquire certain undeveloped real estate that we own adjacent to Resorts Atlantic City for a purchase price of $40.0 million, which option can be extended for an additional two years under certain circumstances. Effective April 25, 2001, the closing date of the Resorts Atlantic City sale, Colony leases from us certain of the property included in the Atlantic City option for $100,000 per month.

      In March 2002, we received approximately $19.0 million from Colony as payment in full of the promissory note and all outstanding accrued interest.

     Other Sources and Uses of Funds

      Upon consummation of this offering, we will receive approximately $32.1 million of the proceeds from the sale of our ordinary shares by RRIL. See “Summary—Recent Developments—Global Settlement.” We intend to use these funds for general corporate purposes.

      Capital expenditures for the first nine months of 2002 were approximately $30.7 million, approximately half of which were attributable to maintenance capital expenditures and the remainder to several development and renovation projects on Paradise Island, none of which were individually significant. We expect to incur approximately $6.6 million of capital expenditures during the fourth quarter of 2002 and approximately $40.0 million of capital expenditures for 2003 primarily relating to our Paradise Island properties. Such amounts do not include additional acquisitions or new projects, which may include further development on Paradise Island, such as an expansion of Atlantis, construction of the Ocean Club Villas and Marina Village, or other expansions or improvements at our properties.

      On September 12, 2002, we completed the acquisition of a 50% interest in the 115-room Palmilla Resort located near Cabo San Lucas in Baja, Mexico. We acquired our 50% interest for a purchase price of approximately $40.5 million, including transaction costs, which was funded through a combination of cash on hand and borrowings under our revolving credit facility.

      In July 2002, we acquired $15.0 million of London Clubs International plc’s 7.74% Senior Notes due 2004 for approximately $13.2 million. LCI is a British-based casino operator with casinos in Britain, Egypt, and South Africa.

      During 2001, we completed a major maintenance capital expenditure program of approximately $25.0 million to complete renovations at Atlantis. This included the renovation of approximately 400 rooms in the Coral Towers, including improvements to certain public spaces, as well as additional costs incurred for the Beach Tower renovations completed in 2000. Improvements to public spaces included the construction of the Atlantis Showroom and Sports Center. Other capital expenditures during 2001 included $16.4 million of maintenance expenditures, $7.0 million to complete the newly renovated Ocean Club Golf Course and other miscellaneous projects.

      Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. During the second half of 2001, we loaned $3.3 million to Kanuhura to fund their operations.

      During 2000, we completed the redevelopment of the Ocean Club Golf Course, including a new clubhouse, and developed the infrastructure to support the Ocean Club Estates. Also during 2000, we completed an addition to the Ocean Club. The addition comprised 50 luxury rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million.

      During the second half of 2000, we completed a maintenance capital expenditure program of approximately $20.0 million at Atlantis’ Beach Tower. This program included the renovation of all of the Beach Tower’s 423 rooms and improvements to certain public spaces.

      In June 2000, we purchased 5.0 million of our ordinary shares at $24 per share pursuant to our self-tender offer for an aggregate purchase price of $120.0 million. The self-tender offer was financed with borrowings under our revolving credit facility.

      In connection with our majority shareholder restructuring described under “Certain Relationships and Related Party Transactions,” Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a five-year, $12.0 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was paid in full.

      We believe that available cash on hand, combined with funds generated from operations and funds available under the revolving credit facility will be sufficient to finance our cash needs over the next twelve months.

Future Commitments and Funding Sources

      At September 30, 2002, our material contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands):

	Payments Due by Year

Contractual Cash Obligations	2002	2003	2004	2005	2006	Thereafter	Total(a)

Senior subordinated notes (b)	$—	$—	$—	$—	$—	$477,460	$477,460
Revolving credit facility (c)	—	—	—	—	—	23,000	23,000
Operating leases	1,233	5,014	2,413	1,912	2,324	21,626	34,522
Capital leases	68	159	156	—	—	—	383

Total contractual cash obligations	$1,301	$5,173	$2,569	$1,912	$2,324	$522,086	$535,365

Total Amount of
Other Commitments	Commitment

Reethi Rah — Financings (d)	$32,000
Guarantee — Kanuhura (e)	$10,712
Palmilla Resort Completion Guarantee (f)	$38,000

Total other commitments	$80,712

(a)	See Note 9 of the notes to our consolidated financial statements included in this prospectus supplement and “Description of Material Indebtedness” for a further description of our debt commitments.

(b)	Since September 30, 2002, we have repurchased $3.3 million of our 8 5/8% senior subordinated notes. On November 27, 2002, we called for the redemption of the outstanding $74.2 million principal amount of our 8 5/8% senior subordinated notes and will redeem these notes on December 27, 2002 at a redemption price of 104.313% or $1,043.13 for each $1,000 of principal amount, plus accrued interest. We intend to fund the redemption primarily with borrowings under our revolving credit facility. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

(c)	As of September 30, 2002, we had availability of up to $275.3 million under the revolving credit facility, which gives effect to the $23.0 million of borrowings outstanding and the $1.7 million in letters of credit outstanding on that date. See “Description of Material Indebtedness—Revolving Credit Facility.”

(d)	Represents amounts we have agreed to provide in certain financing arrangements to the current owner of the Reethi Rah.

(e)	In connection with our purchase of a 25% equity interest in Kanuhura, we guaranteed certain obligations of Kanuhura and its principal owner. We are not obligated under these guarantees until, among other conditions, Kanuhura repays certain senior debt owed to us. As of September 30, 2002, the amount of senior debt owed to us was $3.6 million.

(f)	In the event that Palmilla Resort obtains third party debt financing for future development projects that we approve, we have agreed to guarantee up to $38.0 million of such financing. Although we are considering plans to renovate and expand Palmilla Resort, we have not entered into any agreement to do so at this time.

Other Matters

     Critical Accounting Policies

      Our critical accounting policies are those that we believe require our most subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, the determination of bad debt, asset impairment, the calculation of our income tax liabilities, valuation allowance on deferred tax assets and estimation of contingencies and other liabilities and inventory reserves, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. There can be no assurance that actual results will not differ from our estimations. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate and in the notes to our consolidated financial statements.

     Market Risks

      Our major market risk exposure is interest rate risk associated with our bank debt and interest rate swaps on a portion of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

      In August and December 2001, we entered into fixed-to-variable rate swap agreements designated as fair value hedges of our 8 7/8% senior subordinated notes due 2011. As of September 30, 2002, the aggregate notional amount of the swap agreements was $200.0 million and they mature in August 2011 concurrent with the 8 7/8% senior subordinated notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR, and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $150.0 million notional amount, 2.95% for $25.0 million notional amount and 2.905% for the remaining $25 million notional amount. As of September 30, 2002, the weighted average variable rate on the swap agreements was 5.61%. Giving effect to these swap agreements, our fixed and floating rate debt as of September 30, 2002, represented approximately 55.5% and 44.5%, respectively, of total debt.

      We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one United States dollar and to our limited operations in other jurisdictions outside the United States, we do not have material market risk exposures relative to changes in foreign exchange rates.

     Trading Cove New York

      Through a wholly owned subsidiary, we own 50% of Trading Cove New York LLC (“TCNY”), a Delaware limited liability company. In March 2001, TCNY entered into a development agreement with the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino project in the Catskill region of the State of New York. The development agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in New York, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U.S. District Court for the Northern District of New York against New York.

      Pursuant to the development agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the project. As compensation for these services, TCNY will earn a development fee in an amount equal to five percent of gross revenues (subject to certain priorities), as defined in the development agreement, beginning with the opening of the project and continuing for a period of twenty years. TCNY has purchased or acquired options covering approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”) of which approximately 333 acres are currently designated for the project. In February 2002, the Stockbridge-Munsee Tribe filed a “Land to Trust” Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the project site properties. Should the BIA approve the “Land to Trust” Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III gaming.

      In October 2001, New York enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by New York and applicable Native American tribes (Chapter 383 of the Laws of 2001).

      In January 2002, a lawsuit was filed in the Supreme Court of the State of New York by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution.

      In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the project.

      The project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with New York, which approvals are beyond the control of TCNY. A number of other groups are seeking Class III Gaming Compacts. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the project will be completed.

     Internet Gaming

      During the second half of 2001, through Kerzner Interactive, our wholly owned Internet gaming subsidiary, we began operating our Internet gaming site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems in maintaining compliance with all applicable laws. In September 2001, we were awarded one of the first three Internet gaming licenses granted by the government of the Isle of Man. Effective January 2002, we commenced live gaming operations under

www.CasinoAtlantis.com, our Internet gaming site. It is too soon to determine what impact, if any, our Internet gaming operations will have on our future results of operations.

      On February 15, 2002, we entered into an agreement with Station pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive. In July 2002, we and Station restructured the original agreement such that Station paid us $4.5 million for an option to purchase a 50% interest in Kerzner Interactive by January 3, 2003. Under certain conditions, the option may be extended by Station for up to three additional one-year periods. If the option is exercised, each company would have equal board representation and Kerzner Interactive will be the exclusive vehicle for both Kerzner and Station to pursue the Internet gaming business in jurisdictions other than the State of Nevada. If exercised, the closing of the option would be subject to a number of conditions, including regulatory approvals.

     New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001. We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations. These agreements are accounted for in accordance with SFAS 133. See Note 9 to our consolidated financial statements herein for a description of our long-term debt and related derivative financial instruments.

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity’s balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principal in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement included in income from operations. As a result of the Resorts Atlantic City Sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements upon adoption.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. However,

SFAS 144 retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt (“Statement 4”), and an amendment of Statement 4, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements (“Statement 64”). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

      Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements — the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

      We believe the adoption of SFAS 145 will require the $15.9 million extraordinary loss on extinguishment of our 8 5/8% senior subordinated notes and our 9% senior subordinated notes recognized in the nine months ended September 30, 2002 to be reclassified upon adoption of SFAS 145 in 2003.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

      The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

      We currently guarantee certain amounts related to certain of our equity method investments. We do not expect to recognize a liability for any guarantees issued prior to December 31, 2002, the effective date of this interpretation. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee’s fair value. The disclosure requirements of this interpretation will be included in our financial statements of interim or annual periods ending after December 15, 2002.

     New Auditors

      On June 24, 2002, we appointed Deloitte & Touche LLP to succeed Arthur Andersen LLP as our independent public accountants.

     Research and Development

      We continually research and assess new management, development and investment opportunities throughout the world. Before pursuing any new business, we consider our available capital, business trends and alternative uses of our capital in determining the feasibility and timing of proceeding with such new business.

      The costs we incur on research and assessment of new business are not significant and are written off in corporate expense as incurred.

     Trends

      Our Paradise Island operations continue to recover following a general slowdown in business as a result of the September 11 terrorist attacks. At Atlantis, revenue per available room increased each month during the first quarter of 2002. Revenue per available room declined by 17% and 8% in January and February 2002, compared to the same months in 2001, respectively, but increased in March 2002 by 2% as compared to March 2001. For the quarter ended March 31, 2002, revenue per available room declined by 6% as compared to the same period of 2001. Casino volumes were also strong in the first quarter of 2002. Table game drop decreased in the quarter, which we attribute to decreased occupancy levels and decreased spending by high-end players in general and the deferral of the Michael Jordan Celebrity Invitational from January 2002 to September 2002. In spite of reduced average occupancy rates for the first quarter of 2002 as compared to 2001, slot volumes were flat versus the same period last year.

      During the second quarter of 2002, our Paradise Island operations continued to improve and in June 2002, business volumes exceeded those in June 2001. Average daily room rate for the quarter ended June 30, 2002, was $262 as compared to $261 for the same period in 2001. Revenue per available room declined from $233 for the quarter ended June 30, 2001, to $225 for the same period in 2002. For the second quarter of 2002, casino revenues were down 8.3% despite increases in slot handle and hold percentages over the same quarter in 2001. Table game drop was down 18.1% during the second quarter of 2002 compared to the same quarter of 2001, which we attribute to a decreased number of high-end players visiting the property during that period.

      During the third quarter of 2002, business volumes from our Paradise Island operations continued to improve over the third quarter of 2001. Average daily room rates for the quarter ended September 30, 2002, was $214 compared to $224 for the same period in 2001. Revenue per available room increased from $166 for the quarter ended September 30, 2001 to $175 for the same period in 2002. For the third quarter, casino revenues were up 16.5% due primarily to increases in both table and slot drop. One factor for the increase in drop was the Michael Jordan Celebrity Invitational Golf Tournament, which was held during September 2002.

      Management fees earned by us for 2001 related to the operations at Sun Resorts Limited amounted to $6.8 million. We anticipate that such fees will be reduced by approximately 10% for 2002 primarily due to the closure of Le Touessrok since January 2002 for much of the year for major renovation.

      Due to the recent proliferation of Internet gaming, we anticipate that there may be future competition affecting our gaming operations. We are unable to predict whether, or to what extent, Internet gaming in general will affect our future results of operations.

      In July 2002, we acquired $15.0 million of 7.74% senior notes due 2004 of LCI for approximately $13.2 million. LCI is a British-based casino operator with casinos in Britain, Egypt, and South Africa. LCI currently has a high level of outstanding debt and the demands of its debt holders could affect its business operations and its ability to service its indebtedness. The possible liberalization of the regulation of the gaming industry in the United Kingdom may have a positive impact on LCI’s operations. We anticipate that there may be future gaming opportunities in the United Kingdom.

      In 2002 as compared to 2001, our insurance premiums increased by approximately $9.5 million, our per occurrence deductibles increased and our overall coverage has decreased. See “Risk Factors—Risks Related to Our Business—Our Insurance Premiums Have Recently Increased and May Be Further Increased.”

BUSINESS

Business Overview

      We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort complex in The Bahamas, and a leading developer and operator of luxury resort hotels and gaming entertainment properties worldwide.

      Atlantis, our flagship property, has established itself as a premier destination resort and casino. In our luxury resort hotel business, we currently operate nine resort properties in Dubai, the Maldives, Mauritius, Mexico and The Bahamas, and we have entered into an agreement to manage and develop a tenth property in the Maldives. In our gaming business, we developed and receive revenue from Mohegan Sun in Uncasville, Connecticut.

Businesses

Atlantis, Paradise Island

      Our flagship property is Atlantis, a 2,317-room ocean-themed resort located on Paradise Island, The Bahamas. Atlantis consists of three interconnected hotel towers that cater to multiple segments of the leisure and gaming markets and features an unusual architectural design and decor, beaches, lagoons, and a wide range of gaming, entertainment and other amenities. Based upon the myth of the lost continent of Atlantis, the resort features:

•	a 7-acre lagoon;

•	a 34-acre marine environment that includes the world’s largest open-air aquarium, including over 100 species of marine life, waterfalls, lagoons and adventure walks;

•	“the Dig,” an area through which visitors can walk surrounded by sharks, numerous species of tropical fish, sea turtles, stingrays and other marine life;

•	a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, containing approximately 1,000 slot machines and 80 table games;

•	16 restaurants ranging from casual poolside to upscale formal dining;

•	approximately 100,000 square feet of convention space;

•	a sports center;

•	over 30,000 square feet of high-end retail space;

•	a 63-slip, full-service Marina at Atlantis, which generates among the highest average docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length;

•	several thrill waterslides, including the six-story Mayan Temple Slide, which propels guests through an acrylic tube in a shark infested tank; and

•	a 25,000 square foot spa operated by Mandara, offering our customers a wide variety of spa amenities.

      We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program. The property achieved an average occupancy and average daily room rate of 85% and $122, respectively, in 1995, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management. Seeking to capitalize on the early success of Atlantis, we began construction of an approximate $640.0 million expansion of the property in 1997. This major expansion was completed in December 1998 and effectively doubled the size of Atlantis. The 1998 expansion included a deluxe 1,200-room hotel, a new 100,000 square foot entertainment complex that includes a casino containing approximately 1,000 slot machines and 80 table games, a new marina, and an expansion of the ocean-themed environment. During 1999, we completed several additional development projects at Atlantis, including the addition of 30,000 square feet of new retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center. Atlantis achieved an average occupancy and average daily room rate of 77.1% and $252, respectively, for the year ended December 31, 2001, and 84.1% and $253, respectively, for the nine months ended September 30, 2002.

      To add to our product mix at Atlantis, we developed Harborside at Atlantis, a timeshare project adjacent to Atlantis, through a joint venture with Starwood. As part of the joint venture agreement, Starwood contributed cash and we contributed land, based on the number of units to be developed. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and have sold approximately 60.0% of the units through September 30, 2002. We are evaluating plans to develop a second phase of timeshare development. In August 2002, Harborside was closed to repair major damage resulting from adverse weather primarily due to Hurricane Michelle. Since the temporary closure, Harborside’s guests have been moved to Atlantis. Harborside is presently in discussion with its insurers regarding a potential insurance claim and is expected to fully reopen by the end of 2002. Our share of the cost of the closure, if any, cannot be estimated at this time.

      Atlantis is master-planned for expansion. We are considering plans to expand the Atlantis resort to capitalize on the demand for rooms and the strength of Atlantis’ brand. We currently own approximately 514 acres on Paradise Island, including approximately 95 acres of undeveloped land. We believe this undeveloped land and the significant existing infrastructure give us the ability to increase the size of the resort from its current 2,317 rooms to approximately 5,000 hotel rooms. Any such expansion would be contingent upon a number of factors, including continued strong demand for rooms at Atlantis and reaching agreement with the Bahamian government on various matters.

      The Company is considering a proposed expansion project on the existing undeveloped land that surrounds the Marina at Atlantis. This proposed project, referred to as Marina Village, would include additional retail shops and food and beverage facilities that would add to the overall attractiveness of Atlantis.

      Paradise Island is easily accessible by air from the eastern United States and has an extensive infrastructure. The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large facility is served by several carriers offering scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. In November 2002, U.S. Airways began daily nonstop service from Washington, D.C. to Nassau International Airport. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

     Mohegan Sun

      Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. For example, in Connecticut we developed the Native American-themed Mohegan Sun and managed the property from its opening in October 1996 through the end of 1999 through TCA, a partnership in which we are a managing partner and own a 50% interest. Owned by the Mohegan Tribe, Mohegan Sun is located on 240 acres and currently features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 250 table games, 40 poker tables and various other amenities, and a recently opened 34-story, 1,176-room luxury hotel. Mohegan Sun is located approximately one-mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

      We believe the Connecticut gaming market has been extremely strong and that Mohegan Sun’s unique design and superior location have helped it to become one of the most profitable casinos in the United States, with gross slot revenues of $199.8 million in the quarter ended September 30, 2002, an increase in gross slot revenues of 24.3% over the same period in fiscal 2001. This exceeded the State of Connecticut’s reported gross slot win increase of 8.4% over the same periods.

      Since opening, gross revenues at the property have grown to $1,118.8 million for its fiscal year ended September 30, 2002, exceeding the gross revenues of each casino in Atlantic City. On January 1, 2000, TCA turned over management of the property to the Mohegan Tribe and TCA now receives payments equal to five percent of gross revenues generated by the property from January 2000 through December 2014, including the expansion described below. Approximately half of such fees rank pari passu with the Mohegan Tribe’s senior debt and half rank pari passu with the Mohegan Tribe’s subordinated debt.

      We oversaw the recently completed approximate $1.0 billion expansion of Mohegan Sun through TCA. This expansion includes the Casino of the Sky, a 10,000-seat arena, a 300-seat cabaret, a 130,000 square foot specialty retail area and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,176-room hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

     One&Only Resorts

      Our luxury resort hotel business consists of a collection of premier beach resort properties that operate primarily in the five-star, deluxe end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. By mid-2003, we expect to be marketing five of our properties under our One&Only brand. We expect that Palmilla Resort and Reethi Rah, if developed in accordance with plans under consideration, together with other luxury resorts we develop or acquire in the future, also will operate under our One&Only brand. We do not plan on using the brand for Sugar Beach Resort, La Pirogue Hotel & Casino or Le Coco Beach Hotel. Each One&Only resort will be different and designed to be in harmony with its natural environment. We value outstanding design, unusual locations, and genuine hospitality at our resorts and do not believe in applying simple “formulas.” We believe that all of our properties, most of which have been constructed or renovated within the last three years, offer guests a singularly distinctive experience.

      Located on what we believe to be some of the leading beach locations in the world, these resort hotels are architecturally unique and have been developed to blend into their surrounding environment. This business currently consists of five properties on Mauritius, the Royal Mirage in Dubai, Kanuhura in the Maldives, the Ocean Club on Paradise Island, The Bahamas, and Palmilla Resort near Cabo San Lucas, Mexico. In addition, we have entered into a management and development agreement for a 124-room luxury resort in the Maldives that we expect to open by the end of 2003. We expect to leverage our existing management expertise and business infrastructure and continue to grow this segment of our business in the Caribbean, the Indian Ocean, The Bahamas, the Middle East and Southeast Asia to obtain additional management contracts, which may also include strategic equity investments.

     The Ocean Club

      We own and operate the Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, The Bahamas. In October 2000, we completed an addition to the Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, Dune, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas. The Ocean Club also features a championship golf course (designed by Tom Weiskopf) and a clubhouse with 121 luxury oceanfront home sites situated around the golf course. As of September 30, 2002, we have closed on 111 of the 121 available home sites and realized approximately $118.4 million in gross proceeds from such sales. The property achieved an average occupancy of 67.2% and an average daily room rate of $719 for the nine months ended September 30, 2002, compared to 68.4% and $627 for the same period in 2001.

      We intend to develop four high-end luxury rental villas adjacent to the Ocean Club, with construction expected to commence at the beginning of 2003. This project is expected to be completed in time for an opening at the end of 2003.

     Indian Ocean

      In Mauritius, we manage and own interests in five beach resorts:

•	the 175-room Le Saint Géran (recently renovated);

•	the 200-room Le Touessrok (under renovation);

•	the 238-room Sugar Beach Resort;

•	the 248-room La Pirogue; and

•	the 333-room Le Coco Beach.

      The Mauritius properties cater primarily to luxury and middle-market tourists in Europe and southern Africa. Le Saint Géran and Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world. Le Saint Géran and Le Touessrok have been rated as among the world’s finest leisure hotels by Condé Nast Traveler magazine. Le Saint Géran, which is classical in style, also was voted “Hotel of the Year 2002” by Tatler magazine in the United Kingdom. In December 2002, we completed a major redevelopment of Le Touessrok. The unconventional architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new golf course (expected to open by the end of 2003) and other amenities to enhance its position in the luxury resort market.

      Mauritius’ tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

      In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in Kanuhura, a 100-room luxury resort located on Kanuhura Island. In August 2001, we acquired approximately 25% of the equity of Kanuhura for approximately $3.8 million. Kanuhura was recently selected as “Hideaway of the Year 2001” by readers of Hideaway magazine.

      We have also entered into management and development agreements for a 124-room luxury resort in the Maldives that we expect to open in the first half of 2004. The management and development agreements related to this property are co-terminus with the owner’s lease, which expires in 2020. This new five-star resort will occupy the site where a small resort known as the Reethi Rah is currently located. This property is located on Medhufinolhu Island, which is in the North Malé Atoll, and is only a short distance from the Malé International Airport. Most of the atolls within easy access of the airport are difficult to obtain for new development as they were originally built upon in the first phase of tourism development in the country over 20 years ago. As part of this development, we intend to provide certain financing arrangements to the current owner of Reethi Rah in an aggregate principal amount of up to $32.0 million to ensure completion of the new resort and provide for working capital.

      We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form a new management company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. SRL will initially own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited, and we will own the remaining 80%. Subject to certain conditions, SRL’s ownership interest will increase incrementally through 2009, at which time it will own 50% of the new entity. Subject to certain conditions, SRL will have a right of first refusal to participate equally with us in any development project in specified Indian Ocean territories. We expect these transactions to close on or about January 1, 2003, at which time we will effectively transfer to the newly formed management company all of our Mauritius management agreements and the Kanuhura management agreement and SRL will purchase 20% of our debt and equity interests in Kanuhura. At SRL’s option, subject to certain conditions, the Reethi Rah management agreement may be contributed to the new management company. The closing of this transaction is subject to certain conditions, including the receipt of shareholder approval by SRL.

     Middle East

      In the Middle East, we currently manage the Royal Mirage in Dubai, a luxury 246-room hotel that opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We are currently assisting in the expansion of the Royal Mirage, which we expect will open by the end of 2002. The expanded property will feature an additional 225 luxury rooms, including a new 50-room high-end boutique hotel. We have entered into an agreement to manage the 225 additional hotel rooms under construction.

     Palmilla Resort

      On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.5 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. We are considering plans to renovate and expand the resort and its golf facilities. Palmilla Resort was rated as one of the “Top 25 International Golf Resorts” in 2002 by Condé Nast Traveler magazine.

     Internet Gaming

      During the second half of 2001, through Kerzner Interactive, we began operating our Internet gaming site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems in maintaining compliance with all applicable laws. In September 2001, we were awarded one of the first three Internet gaming licenses granted by the government of the Isle of Man. In January 2002, we commenced live gaming operations under www.CasinoAtlantis.com, our Internet gaming site. It is too soon to determine what impact, if any, our Internet gaming operations will have on our future results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Matters—Internet Gaming.”

     Competition

      The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

     Paradise Island

      Our Paradise Island operations primarily compete with Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 hotel rooms on Paradise Island and New Providence combined, of which approximately 4,000 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino.

      We also compete with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya has 1,350 rooms and a new 30,000 square foot casino, which we expect will open in 2003.

     Mohegan Sun

      The Connecticut market is the fourth largest gaming market in the United States, with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 6,700 slot machines and, for the twelve months ended September 30, 2002, reported slot revenue to the State of Connecticut of approximately $789.1 million. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern United States.

      In Connecticut, under the tribal-state compacts between the State and each of the Mohegan Tribe and the other Native American casino in the State, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In June 2002, the Federal Bureau of Indian Affairs (“BIA”) issued a determination concerning the applications of two Connecticut bands of Eastern Pequot Indians, approving the federal recognition of the two bands as one federally recognized tribe known as the “Historic Eastern Pequot Tribe.” The State of Connecticut and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals, which appeal is pending. The ultimate decision of the Department of the Interior may be appealed to the Federal courts. In addition, three other Indian groups in the Connecticut gaming market have filed applications with the BIA for federal recognition as Indian tribes: the Golden Hill Paugussetts of Trumbull, the Schaghticoke tribe of Kent and a Massachusetts tribe known as the Nipmucs. Each of these groups as well as the Historic Eastern Pequot Tribe has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

     Indian Ocean

      In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. Sun Resorts Limited owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, Sun Resorts Limited owns two of the seven luxury hotels and offers a total of 375 of the approximately 1,000 rooms in Mauritius. Sun Resorts Limited faces more competition for the middle-market La Pirogue, Sugar Beach and Le Coco Beach hotels. We believe that the redevelopment of Le Touessrok will enhance its position in the luxury resort market.

     Maldives

      Kanuhura, a five-star resort, competes with other resorts on the Maldives islands as well as other locations offering vacations to tourists from Europe, Southern Africa, and parts of Asia. Kanuhura primarily competes with the four other five-star resorts in the Maldives. In this high-end market, Kanuhura offers 21.0% of the 469 available rooms.

     Dubai

      The premium leisure market in Dubai is mainly centered on the exclusive Jumeira Beach “golden mile,” which currently is host to seven competing five-star hotels. Each hotel has its own theme and particular leisure market niche. For example, the Royal Mirage, which has a distinctive local Arabian architecture and theme, focuses on the higher spending leisure traveler, the 600-room Jumeira Beach Hotel focuses on the family and group incentive market, and the 500-room Royal Meridien focuses on the middle spending leisure holiday market. Royal Mirage’s existing 246 rooms (without taking into account the expansion currently underway) account for over 10% of the beach rooms in Dubai.

     Mexico

      In Mexico, we recently entered the luxury end of the market with our ownership and management interests in Palmilla Resort, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms. The market is mainly composed of incentive group travelers, golfers, and romance, family and high-end vacationers. Three resorts cater to the five-star market, Palmilla Resort, Las Ventanas al Paraiso and Esperanza. Of these, only Palmilla Resort offers its own golf course, which we believe affords us a potential competitive advantage. Currently, Las Ventanas al Paraiso leads the market in average occupancy (in the 90% range) and average daily room rates (in excess of $650). The recently opened Esperanza, an Auberge Resorts property, has positioned itself to compete in the luxury end as well.

      Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

     Sales and Marketing

      Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc. For the nine months ended September 30, 2002, PIV, Inc. generated tour operations revenues of approximately $23.0 million as compared to $21.5 million for the same period of 2001. Similarly, our operations in Mauritius, the Maldives and Dubai are supported through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

      We spent approximately $20.0 million in 2001 and $13.7 million in the first nine months of 2002 on sales and marketing for our operations in The Bahamas and expect to spend a proportionate amount in the remainder of 2002. Pursuant to the Heads of Agreement described below, we receive $4.0 million per year from the Bahamian government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media until January 2003.

     Certain Matters Affecting Our Bahamian Operations

Casino License

      Through a subsidiary, we are currently licensed to operate Atlantis under the Bahamian Gaming Act. In accordance with Bahamian casino licensing requirements, our subsidiary’s casino license must be renewed annually by the Bahamian gaming board. Other than an existing contingent obligation to grant two casino licenses, the Bahamian government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 2034.

     Basic License Fee

      Currently, the Bahamian Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

     Taxes and Fees

      The following table summarizes, for the periods shown, the taxes and fees paid or accrued by Kerzner International Bahamas Limited under the Gaming Act and certain agreements with the Bahamian government:

	Year Ended December 31,

	1999	2000	2001

Casino win fees and taxes	$9,631,000	$10,719,000	$10,749,000
Basic license and operating fees	200,000	200,000	200,000

Total	$9,831,000	$10,919,000	$10,949,000

     Heads of Agreement

      We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis. Under this agreement, we currently pay an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million and a 10% gaming tax on all gaming win over $20.0 million. Subject to the condition described below, the agreement also provides for tax incentives consisting of a $5.0 million reduction of annual casino license fees and a 50% credit against all win tax on win over $20.0 million until 2009. This tax structure became effective January 1, 1998.

      In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of Pirate’s Cove Beach Resort, a 562-room hotel on Paradise Island that we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis that would have satisfied this condition, but we postponed this project. As a result, in June 2000, we were notified by the Bahamian government that the approximately $3.0 million in annual tax incentives would be suspended. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998 as follows: there is no change in win tax on gaming win up to $20.0 million, however, we incur 12.5% win tax on gaming win between $20.0 million and $120.0 million, and a 10% win tax on gaming win in excess of $120.0 million. The $5.0 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20.0 million, we receive a 45% credit on win tax to be paid on gaming win between $20.0 million and $120.0 million. The suspended tax incentives will be prospectively reinstated if and when we meet certain expansion milestones. We estimate that the effect of these additional incentives when we had them in place was an approximate $3.0 million decrease per year in gaming win tax.

      The agreement also provides for a five-year joint marketing agreement that expires in January 2003 pursuant to which the Bahamian government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

      The Heads of Agreement also required that SIIL control a majority of our board of directors until June 30, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004. We believe that this amendment to our articles of association satisfies the terms of the Heads of Agreement.

      We are in discussions with the Bahamian government regarding potential amendments to the existing Heads of Agreement. Such amendments may include, among other things, additional tax and other incentives if we proceed with plans to expand the Atlantis resort and an extension of our joint marketing agreement with the Bahamian government. We cannot predict whether we will agree to any amendments to the existing Heads of Agreement with the Bahamian government or the final terms of any such amendments.

     The Commonwealth of The Bahamas

      The Commonwealth of The Bahamas had a population of approximately 300,000 in 2001. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. Most recently, on May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

      The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

      The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas and in recent years the former government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

     Certain Matters Affecting Mohegan Sun

     Regulation

      The Mohegan Tribe is a federally recognized Native American tribe whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

      Each of the partners of TCA must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming registration from the Commissioner of Revenue Services of the State of Connecticut that is subject to annual renewal.

     Priority Payments

      Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 we received certain priority payments from TCA. Each of these priority payments was paid from TCA’s management fees prior to the pro rata distribution to TCA’s partners of TCA’s profits. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year pursuant to the relinquishment agreement as a priority payment prior to making pro rata distributions to its partners.

     Waiver of Sovereign Immunity

      Pursuant to the relinquishment agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA’s agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA’s agreement with the Mohegan Tribe or the Mohegan Tribe’s gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe’s waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe’s share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

     New Jersey Gaming Regulation

      As a result of the Resorts Atlantic City sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, KINA is required to maintain a casino service industry license.

     Environmental Matters

      We are subject to federal, state and local laws and regulations that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and

•	impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

      From time to time, our operations have resulted or may result in noncompliance with applicable environmental laws. However, past noncompliance has not and we believe that any future noncompliance would not, have a material adverse effect on our financial conditions or results of operations.

      The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC’s facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission confirmed that all licensable quantities of special nuclear material had been removed from the Mohegan Sun site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan.

      From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the Mohegan Tribal Gaming Authority, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on Mohegan Sun. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of Mohegan Sun and therefore our results of operations and financial conditions.

      In addition, the Environmental Protection Agency has named a predecessor to KINA as a potentially responsible party, or a PRP, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

     Property, Plant and Equipment

      Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

      We own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties as of September 30, 2002:

Name and	Owned or
Location	Leased	Principal Use	Size	Capacity

Atlantis	Owned	Hotel/ Casino	123 acres	2,317 Rooms
Paradise Island,
The Bahamas
Ocean Club	Owned	Hotel/ Casino	35 acres	106 Rooms
Paradise Island,
The Bahamas
Ocean Club Golf Course and Clubhouse	Owned	Golf Course	209 acres	N/ A
Paradise Island,
The Bahamas
Roads and Utility Sites	Owned	Infrastructure	51 acres	N/ A
Paradise Island,
The Bahamas
Undeveloped Land	Owned	Future Development	95 acres	N/ A
Paradise Island,
The Bahamas
Undeveloped Land	Owned	(1)	23 acres	N/ A
Atlantic City,
New Jersey
Kerzner International Resorts, Inc.	Leased	Administrative and	58,000 square	N/ A
Ft. Lauderdale, Florida(2)		Marketing Office and Travel Agency	feet
Kerzner International Resorts, Inc.	Leased	Administrative and	65,000 square	400 Employees
Plantation, Florida(2)		Marketing Office and Travel Agency	feet

(1)	Approximately 13 acres are included in the two-year option we granted to Colony in April 2001 in connection with the sale of Resorts Atlantic City, and we lease this property to Colony for $100,000 per month. All other land that we own in Atlantic City is available for sale.

(2)	Kerzner International Resorts, Inc.’s Plantation, Florida office has replaced its Fort Lauderdale, Florida office, which closed in November 2002.

      In addition to the properties listed above, we lease several small administration offices throughout various locations in the United States that we use for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly owned European tour operator subsidiary, uses as a travel agency, while the other is a marketing office. We also lease an office outside of Frankfurt, Germany, which we use as a marketing office.

     Employees

      Set forth below is a table showing the approximate total number of employees at our properties worldwide by geographic location for the periods indicated.

	At December 31,
				At September 30,
	1999	2000	2001	2002

The Bahamas	5,700	5,800	5,800	5,900
Atlantic City(1)	3,300	3,300	—	—
Other	500	500	400	400

(1)	Reflects the sale of Resorts Atlantic City on April 25, 2001.

      We do not employ a significant number of temporary workers.

      In The Bahamas, as of September 30, 2002, approximately 3,600 employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association’s existing contract with the union expires January 7, 2003, and a new contract is currently being negotiated. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country’s largest private employer, we are sometimes the target of labor disputes. See “Risk Factors—Risks Related to Our Business—Work Stoppages and Other Labor Disputes Could Harm Our Financial Condition and Results of Operations.”

     Legal Proceedings

      From time to time, we are a party to litigation that arises in the ordinary course of business. We are not currently a party to any litigation that we believe would be likely to have a material adverse effect on us.

      In October 2001, we commenced an action against Kersaf and certain of its affiliates in the Supreme Court of the State of New York. In November 2002, we settled that action. See “Summary—Recent Developments—Global Settlement.”

MANAGEMENT

Directors and Senior Management

      Our current directors are:

	Country of	Director
Name	Citizenship	Since

Solomon Kerzner	South Africa	1993
Peter N. Buckley	United Kingdom	1994
Howard S. Marks	United States	1994
Eric B. Siegel	United States	1994
Heinrich von Rantzau	Germany	2001

      Our current executive officers are:

			Executive
			Officer
Name	Title	Age	Since

Solomon Kerzner	Chairman and Chief Executive Officer	67	1993
Howard B. Kerzner	President	38	1995
Charles D. Adamo	Executive Vice President — Corporate Development	42	1995
John R. Allison	Executive Vice President — Chief Financial Officer	56	1994

      The executive officers serve indefinitely at the pleasure of the board of directors.

      Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, owns approximately 16.5% of our shares and has the right to vote an additional 11.2% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

      Howard B. Kerzner, President: Mr. Kerzner joined Kerzner International in May 1995 as Executive Vice President — Corporate Development and has been President since June 1996. Prior to that time, he was Director — Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

      Charles D. Adamo, Executive Vice President — Corporate Development & General Counsel: Mr. Adamo joined Kerzner International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

      John R. Allison, Executive Vice President — Chief Financial Officer: Mr. Allison joined Kerzner International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group

Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

      Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which currently owns approximately 20.7% of our ordinary shares and has the right to vote an additional 11.2% of our ordinary shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NASDAQ listed company).

      Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

      Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

      Heinrich von Rantzau, Director: Mr. von Rantzau has been a director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee.

      Our management team comprises the following individuals: Solomon Kerzner (Chairman and Chief Executive Officer, Kerzner International Limited), Howard B. Kerzner (President, Kerzner International Limited), Charles D. Adamo (Executive Vice President — Corporate Development & General Counsel, Kerzner International Limited), John R. Allison (Executive Vice President — Chief Financial Officer, Kerzner International Limited), Howard Karawan (Executive Vice President — Marketing, Kerzner International Limited), James Boocher (Chief Executive Officer, Kerzner International Development Limited), Paul O’Neil (Chief Executive Officer, Kerzner International Bahamas Limited), Paul Jones (Chief Operating Officer, international luxury resorts) and Sorin Zdrahal (Executive Vice President — Design, Kerzner International Limited).

Board Practices

      Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001, annual meeting of shareholders, our existing directors, consisting of Messrs. S. Kerzner, Buckley, Marks, Siegel and von Rantzau were elected to terms set to expire at our annual general meeting to be held in 2004.

      Our board of directors has appointed an audit committee of the board consisting of Messrs. Buckley, Marks and Siegel. Members of the audit committee comprise individuals who have no relationship to us that may interfere with the exercise of their independence from our management and us. To ensure complete independence, Arthur Andersen LLP historically has had (and their successors, Deloitte & Touche LLP, also has) full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and board of directors have established and the audit process. The audit committee meets four times per year.

      We also have a remuneration committee consisting of Messrs. S. Kerzner, Buckley, Marks and Siegel. The remuneration committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

      Our stock option committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, administer the grant of options under our stock option plans.

      We are monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act of 2002, which was enacted on July 30, 2002, and the recently proposed New York Stock Exchange rules on corporate governance listing standards to ensure that we comply with any such rules if and to the extent they become applicable to us as a foreign private issuer.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

      As of November 30, 2002, we had 28,109,831 shares outstanding. The following table sets forth certain information as of November 30, 2002, regarding the beneficial ownership of our ordinary shares, before and after giving effect to this offering, by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting securities and (ii) our directors and officers as a group. The amounts shown in the table below assume no exercise of the over-allotment option to purchase 300,000 additional ordinary shares granted to the underwriters by the selling shareholder. If the underwriters elect to exercise their over-allotment option, the selling shareholder will become obligated to sell to the underwriters all of such additional ordinary shares.

	Before this Offering					After this Offering

			Percent of					Percent of
Beneficial Owner	Amount		Class	Shares to Be Sold		Amount		Class

Caledonia Investments plc	8,960,473	(2)	31.9%	—		7,960,473	(2)(3)	28.3%
World Leisure Group Limited	7,797,972	(2)	27.7%	—		6,797,972	(2)(3)	24.2%
Kersaf Investments Limited(1)	6,304,354	(2)	22.4%	2,000,000	(3)	4,304,354	(2)(3)	15.3%
Baron Capital Group, Inc.	5,513,635		19.6%	—		5,513,635		19.6%
Cement Merchants SA(1)(4)	6,318,293		22.5%	—		4,318,293		15.4%
Directors and officers as a group (excluding shares deemed owned by WLG and Solomon Kerzner)	—		less than 1%	—		—		less than 1%

(1)	Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of all of the 5,194,354 ordinary shares held by RRIL, the selling shareholder in this offering, and all of the 510,000 ordinary shares held by Royale Resorts Holdings Limited, an affiliate of Kersaf, over which they share dispositive power. In November 2002, CMS acquired 613,939 of our ordinary shares held by Kersaf and we understand that following the consummation of this offering, Kersaf intends to transfer up to an additional 400,000 of our ordinary shares held by it to CMS. In addition, pursuant to an agreement entered in July 2001, Royale Resorts Holdings Limited granted to CMS an option to purchase all or a portion of 1,150,000 of our ordinary shares held directly or indirectly by Kersaf. The option is valid for a period of five years and expires on July 2, 2006. The amounts presented in this table and in the Selling Shareholder information set forth below do not reflect the potential transfer of these additional 400,000 ordinary shares and treat all of the ordinary shares subject to the option described above as being owned by Kersaf, subject to the shared rights of disposition described above.

(2)	In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates, including the selling shareholder in this offering, granted to each of Caledonia and WLG the right to vote half of its ordinary shares by proxy. See “Certain Relationships and Related Party Transactions—Restructuring of Relationship with Majority Shareholder.” Therefore, the amounts for each of Caledonia and WLG include 3,152,177 ordinary shares owned by Kersaf before this offering and 2,152,177 ordinary shares after this offering.

(3)	Excludes the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, after this offering (i) Caledonia would beneficially own 7,810,473 ordinary shares, or approximately 27.8% of our outstanding ordinary shares, (ii) WLG would beneficially own 6,647,972 ordinary shares, or approximately 23.6% of our outstanding ordinary shares and (iii) Kersaf would beneficially own 4,004,354 ordinary shares, or approximately 14.2% of our outstanding ordinary shares.

(4)	Amounts for CMS include 5,704,354 ordinary shares over which CMS and Kersaf have shared dispositive power.

      As of November 30, 2002, we had approximately 713 holders of record of approximately 28,109,831 ordinary shares, excluding 7,087,620 ordinary shares held as treasury stock. As of November 30, 2002, there were an estimated 700 U.S. holders of record holding approximately 41% of our issued and outstanding ordinary shares.

      All of our ordinary shares have the same voting rights.

Selling Shareholder

      The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 30, 2002 by RRIL, immediately prior to this offering, and as adjusted to reflect the sale of ordinary shares offered by this prospectus supplement.

	Before This Offering				After This Offering

			Percent of			Percent of
Beneficial Owner	Amount		Class	Shares to Be Sold	Amount	Class

Royale Resorts International Limited	5,194,354	(1)	18.5%	2,000,000(2)	3,194,354(1)	11.4%

(1)	As of the date hereof, RRIL is a 73.3% owned indirect subsidiary of Kersaf and a 26.7% owned indirect subsidiary of CMS. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted to each of Caledonia and WLG the right to vote half of its ordinary shares by proxy, including the ordinary shares held by RRIL, the selling shareholder in this offering. See “Certain Relationships and Related Party Transactions—Restructuring of Relationship with Majority Shareholder.”

(2)	Excludes the underwriters’ over-allotment option.

      Each of WLG, Caledonia, CMS, certain of their respective affiliates, our directors and certain of our officers have agreed, subject to certain exceptions, not to dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares without the prior consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. for a period of 90 days from the date of this prospectus supplement. See “Shares Eligible for Future Sale.” Following the expiration of the lock-up period, each of Caledonia, WLG, Kersaf and certain of their respective affiliates will be able to dispose of certain of their ordinary shares pursuant to the registration rights and governance agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights and Governance Agreement.”

      The amounts reflected in this “Principal and Selling Shareholders” section are compiled and derived from SEC filings and other sources.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Restructuring of Relationship with Majority Shareholder

      On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. Pursuant to the restructuring, SIIL was dissolved and its shareholders received interests in us directly proportionate to their interests in SIIL. The former shareholders of SIIL, including the selling shareholder, currently beneficially own approximately 54.2% of our issued and outstanding shares. SIIL was owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by a Kerzner family trust. After giving effect to this offering, excluding exercise of the over-allotment option, the former shareholders of SIIL will beneficially own approximately 49.0% of our issued and outstanding shares. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the “Sun International” name and there has been some confusion regarding the use of the “Sun International” name by both Kersaf and us. In November 2002, we reached a further settlement with SIIL’s former shareholders to resolve certain outstanding issues. See “—Related Party Transactions—Global Settlement.” As part of the July 2001 restructuring:

•	The SIIL shareholders agreement was terminated effective July 3, 2001, and SIIL was dissolved in May 2002. SIIL’s former shareholders now hold their shares in us directly.

•	CMS, a partner in Kersaf’s hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our ordinary shares owned by Kersaf. As part of the restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our board of directors.

•	Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See “—Related Party Transactions—Registration Rights and Governance Agreement.”

•	Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates, and Kersaf agreed to sell not less than 2.0 million of our ordinary shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions. Kersaf is satisfying this obligation by selling at least 2.0 million of our ordinary shares in this offering. See “—Related Party Transactions—Registration Rights and Governance Agreement” and “Summary—Recent Developments—Global Settlement.”

•	The terms of our directors, consisting of Messrs. S. Kerzner, Buckley, Siegel, Marks and von Rantzau, have been extended until our annual general shareholders meeting in 2004, which we believe will satisfy our agreement with the Bahamian government that SIIL control a majority of the board of directors until June 30, 2004. See “Certain Matters Affecting Our Bahamian Operations—Heads of Agreement.”

•	We agreed that, after a transition period not to exceed one year from July 3, 2001, we would cease using the names “Sun” and “Sun International” and, as between the parties, Kersaf would have exclusive rights to use such names. In July 2002, we changed our corporate name to Kerzner International Limited. We do not believe that we have experienced any change in our business or operations as a result of the name change.

•	Kersaf was granted the right to pursue a potential resort development project in Port Ghalib, Egypt, and we would have received between 25% and 50% of Kersaf’s gross receipts from this project when and if it was consummated. However, as part of the November 2002 settlement, we relinquished all of our rights to an interest in this project. See “Summary—Recent Developments—Global Settlement.”

•	In July 2001, Kersaf made a one-time payment of $3.5 million to us and issued a secured note to us with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

•	Kersaf agreed to continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.1 million in 2001. See “—Long-Term Contract Fees.” As part of the November 2002 settlement, Kersaf’s obligation to make this payment was terminated effective December 2, 2002.

Related Party Transactions

      Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred since January 1, 2000, involving us and any of our subsidiaries, affiliates or key management.

     Global Settlement

      In November 2002, we, Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates entered into a settlement agreement that, among other things, settled certain outstanding claims that we had with Kersaf and its affiliates and amended certain provisions of the July 2001 restructuring agreements described in “—Restructuring of Relationship with Majority Shareholder” above. For a description of the principal terms of the settlement agreement, see “Summary—Recent Developments—Global Settlement.”

     Registration Rights and Governance Agreement

      As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates, which was amended as part of the November 2002 settlement. Among other things, under this agreement, as amended:

•	Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our ordinary shares. As part of the November 2002 settlement, this agreement was modified so that Kersaf will no longer have the right to enforce these transfer restrictions once this offering is completed.

•	Each of Kersaf, Caledonia, CMS, WLG and certain of their respective affiliates were granted certain demand registration rights that may require us to register all or part of their ordinary shares of Kerzner International in one or more registered public offerings from time to time as follows: (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions (the “Minimum Year One Sale”), (ii) following this offering, Kersaf and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares, (iii) following March 31, 2002, Caledonia and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares, (iv) following June 30, 2003, WLG and certain of its affiliates have one demand registration right covering no less than 0.5 million ordinary shares and, following the earlier of June 30, 2004, and the date Caledonia and certain of its affiliates have disposed of 2.5 million of their ordinary shares, one or more demand registration rights each covering no less than 1.0 million ordinary shares, and (v) following March 31, 2002, CMS and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares.

•	Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their ordinary shares through our brokers in open market transactions.

•	Kersaf granted us a power of attorney to take all reasonable measures to effect the Minimum Year One Sale on commercially reasonable terms and agreed to deposit 2.0 million of our shares with us 40 days prior to June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions, if Kersaf could not reasonably be expected to consummate the Minimum Year One Sale by June 30, 2002 (which date was subsequently extended to February 28, 2003).

•	We granted Caledonia the option, subject to certain conditions and limitations, to sell up to 2.0 million shares concurrently with Kersaf in the Minimum Year One Sale and we granted CMS the option, subject to certain conditions and limitations, the option to sell up to 600,000 shares concurrently with

Kersaf in the Minimum One Year Sale. CMS and Caledonia have waived their rights to participate in this offering.

•	If Kersaf sells more than 4.0 million shares pursuant to one or more underwritten public offerings, we will receive a portion of the net proceeds (less certain commissions, fees and expenses) from those shares sold by Kersaf in excess of four million shares in the following amounts:

•	if the price per share is less than or equal to $27.00 per share, five percent of such net proceeds;

•	if the price per share is greater than $27.00 but less than $30.375, five percent of such net proceeds plus 50% of the amount by which the price per share exceeds $27.00; and

•	if the price per share is greater than $30.375, ten percent of such proceeds.

•	We submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004.

•	We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designed by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our ordinary shares.

•	Kersaf has agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS has agreed not to acquire any additional shares of Kerzner International in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions.

•	Kersaf, Caledonia, CMS and WLG agreed to refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets, unless an independent third party proposes such an extraordinary corporate transaction and our board of directors determines to enter into discussions or negotiations with that third party.

      This summary is qualified in its entirety by reference to the particular provisions of the registration rights and governance agreement, which can be found as Exhibit 10.8 to our registration statement on Form F-4 filed on September 21, 2001, and the settlement agreement, which can be found as Exhibit 99.2 to our Form 6-K filed on November 8, 2002, both of which you should review carefully.

      Each of Kersaf, WLG, Caledonia, CMS, certain of their respective affiliates, our directors and certain of our officers have agreed, subject to certain exceptions, not to dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares without the prior written consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 90 days from the date of this prospectus supplement. See “Underwriting.”

     Harborside Promissory Notes

      In conjunction with Starwood, we have entered into a series of promissory notes with Harborside at Atlantis to fund the construction cost of the timeshare development. As of September 30, 2002, we had advanced a total of $25.0 million to Harborside at Atlantis. Of this amount, Harborside at Atlantis has repaid $5.5 million to us resulting in an outstanding balance of $19.5 million as of September 30, 2002. The loans we made were made simultaneously with loans from Starwood. Our loans and the Starwood loans mirror each other in amounts, terms and conditions. Interest on the loans accrues at a rate of LIBOR plus 250 basis points. Our loans and the Starwood loans are pari passu with respect to payments of principal and accrued interest and such payments will be made in cash as it is available from the sale of timeshare units.

     Management Services and Fees

      We provide management services to Sun Resorts Limited, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Resorts Limited, we provide comprehensive management services under individual management agreements relating to each of Le Saint Géran, Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach resort hotels, which Sun Resorts Limited owns. The term of each of these management agreements expires in December 2008. We recently entered into an agreement with Sun Resorts Limited to, among other things, extend the Mauritian management contracts to 2023. See “Summary—Recent Developments—Extension of Mauritius Management Contracts.”

      We provide management services to Kanuhura, a Maldives company in which we currently own a 25% equity interest. The terms of the management agreement run concurrent with the terms of a lease between Kanuhura and the government of the Maldives to lease Kanuhura. That lease expires in 2026 and is subject to extension.

      We also provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

     Office Lease

      Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $300,000 at December 31, 2001) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner.

     Long-Term Contract Fees

      In 2001, we received approximately $3.1 million from Kersaf pursuant to a long-term contract. This payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and has been paid annually. We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf described in “Summary—Recent Developments—Global Settlement,” Kersaf’s obligation to make payments was terminated effective as of that date.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Revolving Credit Facility

      We have a revolving credit facility with a syndicate of banks that currently provides for aggregate borrowings at any one time of up to $300.0 million, subject to certain conditions. Our existing revolving credit lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility if we are able to arrange additional commitments in that amount. Beginning on July 1, 2003, the total amount that may be outstanding under the revolving credit facility at any one time cannot exceed the total amount of per occurrence “all risks” insurance that we maintain on our properties. Currently the total amount of per occurrence “all risks” insurance that we maintain on our properties is approximately $150.0 million. In addition, further increases in our per occurrence insurance deductibles above the current amounts are not permitted under the terms of the revolving credit facility. As of September 30, 2002, we had availability of up to $275.3 million under the revolving credit facility, which gives effect to the $23.0 million of borrowings outstanding and the $1.7 million in letters of credit outstanding on that date. We expect to fund the redemption of our 8 5/8% senior subordinated notes primarily with borrowings under our revolving credit facility. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

      Loans under the revolving credit facility bear interest at (i) the higher of (a) the administrative agent’s base rate or (b) the federal funds rate plus 0.50%, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, which we refer to as the debt ratio, or (ii) the LIBO Rate (as defined) plus 1.25% to 2.75% based on the debt ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the revolving credit facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006. Commitment fees are calculated at per year rates ranging from 0.25% to 0.50%, based on the debt ratio, applied to the undrawn amount of the revolving credit facility and are payable quarterly.

      The revolving credit facility contains restrictive covenants that include:

•	restrictions on the payment of dividends and repurchases of certain indebtedness;

•	a minimum consolidated net worth; and

•	a minimum relationship between EBITDA and (i) interest expense, (ii) total debt and (iii) senior debt.

      The revolving credit facility is secured by a pledge of substantially all of our assets.

Overdraft Loan Facility

      We have a revolving overdraft loan facility with The Bank of Nova Scotia in the amount of Bahamian $5.0 million (which is equal to U.S. $5.0 million). The overdraft facility bears interest at The Bank of Nova Scotia’s base rate for Bahamian dollar loans plus 1.5% with repayment, subject to annual review. The overdraft facility is secured by substantially all of our Bahamian assets and ranks pari passu with our revolving credit facility. As of September 30, 2002, no amounts were outstanding under the overdraft facility.

Debt Securities

     8 5/8% Senior Subordinated Notes

      In December 1997, we and KINA co-issued $100.0 million of 8 5/8% senior subordinated notes due December 2007. The 8 5/8% senior subordinated notes are unconditionally guaranteed by substantially all of our subsidiaries. Interest on the 8 5/8% senior subordinated notes is payable semi-annually. The indenture for the 8 5/8% senior subordinated notes contains certain covenants, including limitations on the ability of the issuers and the guarantors to, among other things:

•	incur additional indebtedness;

•	incur certain liens;

•	engage in certain transactions with affiliates; and

•	pay dividends and make certain other payments.

      On November 27, 2002, we called for redemption the entire outstanding principal amount of our 8 5/8% senior subordinated notes pursuant to the terms of the indenture governing these notes and we will redeem these notes on December 27, 2002. See “Summary—Recent Developments—Redemption of Our 8 5/8% Senior Subordinated Notes Due 2007.”

     8 7/8% Senior Subordinated Notes

      In August 2001, we and KINA co-issued $200.0 million of 8 7/8% senior subordinated notes due August 2011. Interest on the 8 7/8% senior subordinated notes is payable semi-annually. In May 2002, we issued an additional $200.0 million of 8 7/8% senior subordinated notes due August 2011. The notes issued in May 2002 were issued under the same indenture as the notes issued in August 2001 and have the same terms and vote together as the same series as the notes issued in August 2001. The indenture for the 8 7/8% senior subordinated notes contains substantially the same covenants and restrictions as those described above under the description of our 8 5/8% senior subordinated notes.

Derivative Financial Instruments

      We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments on our outstanding 8 7/8% senior subordinated notes. As of December 31, 2001, the aggregate notional principal amount of the swap agreements was $200.0 million. The fair value of the swap agreements as of December 31, 2001, was negative $5.5 million and was classified as other long-term liabilities on our consolidated balance sheet. As of September 30, 2002, the aggregate notional principal amount of the swap agreements was $200.0 million. The fair value of the swap agreements as of September 30, 2002 was a positive $16.4 million and was classified as deferred charges and other assets on our consolidated balance sheet. The fair values of the interest rate swap agreements on December 31, 2001, and September 30, 2002, represent the principal amount we would have received had the swap agreements terminated on the respective date.

CERTAIN TAX CONSEQUENCES

Certain United States Federal Income Tax Considerations

      The following summary discusses the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ordinary shares as of the date hereof. Except where noted, this discussion deals only with ordinary shares held as capital assets and does not address special situations, such as those applicable to the following:

•	dealers in securities or currencies;

•	financial institutions;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	insurance companies;

•	persons holding ordinary shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle;

•	persons owning, directly or indirectly, 10% or more of the voting stock of the Company; or

•	persons whose “functional currency” is not the U.S. dollar.

      Furthermore, the discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), relevant regulations, rulings, and judicial decisions as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

      Persons considering the purchase, ownership or disposition of our ordinary shares should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes holds ordinary shares, the tax treatment of an interest holder in the entity will generally depend upon the status of the interest holder and the activities of the entity. If a U.S. Holder is an interest holder in such an entity holding ordinary shares, such holder is urged to consult its tax advisors.

      As used in this discussion, the term “U.S. Holder” means a beneficial holder of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     Taxation of Dividends

      The gross amount of dividends paid to U.S. Holders of our ordinary shares will be treated as dividend income to such holders to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. These dividends will generally be treated as foreign source income for U.S. foreign tax credit purposes.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

     Taxation of Capital Gains

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an ordinary share in an amount equal to the difference between the amount realized for the ordinary share and the U.S. Holder’s basis in the ordinary share. This gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

     Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends in respect of the ordinary shares or the proceeds received on the sale, exchange, or redemption of ordinary shares paid within the United States and, in certain cases, outside the United States to U.S. Holders other than exempt recipients such as corporations, and backup withholding currently at a rate of 30% may apply to such amounts if the U.S. Holder fails to report interest and dividends required to be shown on its federal income tax returns, or, in certain circumstances, if the U.S. Holder fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. federal income tax liability of the U.S. Holder.

     Passive Foreign Investment Company

      We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to continue operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, U.S. Holders could be subject to certain additional federal income tax liabilities.

Certain Bahamian Tax Considerations

      The following is a brief and general summary of certain Bahamian tax matters as they may relate to us and the holders of our ordinary shares offered hereby. The discussion is not exhaustive and is based on Bahamian law currently in effect.

      The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, we will not be subject to income tax in The Bahamas on an ongoing basis, and dividends paid on our ordinary shares to holders thereof will not be subject to a Bahamian withholding tax (we, however, are subject to gaming taxes and other governmental fees and charges (see “Business—Certain Matters Affecting Our Bahamian Operations”)).

      Our non-Bahamian subsidiaries are subject to taxation in their respective jurisdictions, including withholding tax with respect to any dividends paid to Kerzner International.

SHARES ELIGIBLE FOR FUTURE SALE

      Our ordinary shares have traded on The New York Stock Exchange under the ticker symbol “KZL” since July 1, 2002. Prior to that time our ordinary shares traded on The New York Stock Exchange under the ticker symbol “SIH” since March 1, 1996. Future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of our ordinary shares in the public market after the restrictions, described below, lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

      Both before and upon completion of this offering, we will have outstanding 28,109,831 ordinary shares, without taking into account 4,018,935 shares that may be issued upon the exercise of 2,365,738 options that were outstanding as of November 30, 2002.

      The 2,000,000 ordinary shares being sold in this offering (excluding the underwriters’ over-allotment option) and the 8,440,000 ordinary shares sold in our initial public offering will be freely tradable (other than by an affiliate of our company as that term is defined in the Securities Act) without restriction or registration under the Securities Act. The remaining 17,669,831 ordinary shares may be sold in the public market only if registered under the Securities Act or if they qualify for resale under Rules 144 or 144(k) under the Securities Act, which rules are summarized below. Any ordinary shares held by our “affiliates,” as that term is defined in Rule 144, may only be sold in compliance with the limitations described below.

      We, our directors and executive officers, and each of Kersaf, WLG, Caledonia, CMS, certain of their respective affiliates, our directors and certain of our officers have agreed, subject to certain exceptions, not to dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares without the prior written consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. for a period of 90 days from the date of this prospectus supplement. Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these arrangements at any time without notice.

      After giving effect to this offering, WLG, Caledonia, CMS, Kersaf and their respective affiliates, will collectively hold, either directly or indirectly, an aggregate of approximately 54.7% of our ordinary shares. Each of WLG, Caledonia, CMS and Kersaf, and certain of their respective affiliates, are subject to existing transfer restrictions and were granted certain demand registration rights with respect to these shares pursuant to a registration rights and governance agreement with us. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights and Governance Agreement.”

      Following the expiration of the lock-up periods, and assuming the underwriters’ over-allotment option is not exercised, 17,669,831 of our ordinary shares will be available for sale in the public market subject to compliance with Rule 144.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of our initial public offering, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of ours, would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which is approximately 281,254 ordinary shares assuming no exercise of outstanding options; or

•	the average weekly trading volume of our ordinary shares on The New York Stock Exchange during the four calendar weeks before the filing of a Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of ours, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      In addition, after our initial public offering we filed several registration statements on Form S-8 under the Securities Act, which covered all shares of our ordinary shares reserved for issuance under our various stock incentive plans. Shares registered under these registration statements are available for sale in the open market unless these shares are subject to vesting restrictions. We have also entered into a registration rights agreement with some of our principal shareholders with respect to our ordinary shares that they hold. See “Certain Relationships and Related Party Transactions—Related Party Transactions.”

      We also may issue our ordinary shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of ordinary shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated December 12, 2002, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., has severally agreed to purchase from the selling shareholder the aggregate number of our ordinary shares set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement.

Number of
Underwriter	Ordinary Shares

Bear, Stearns & Co. Inc.	660,000
Deutsche Bank Securities Inc.	660,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	480,000
CIBC World Markets Corp.	200,000

Total	2,000,000

      The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and accept delivery of all of the above ordinary shares, other than those covered by the over-allotment option described below, if they purchase any of the ordinary shares.

      The representatives have advised us that the underwriters propose to initially offer some of the ordinary shares directly to the public at the offering price set forth on the cover page of this prospectus supplement and some of the ordinary shares to dealers at this price less a concession not in excess of $0.613 per ordinary share. The underwriters may allow, and such dealers may re-allow, concessions not in excess of $0.10 per ordinary share on sales to other dealers. After the initial offering of the ordinary shares to the public, the representatives may change the offering price, concessions and other selling terms. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to discretionary accounts in amounts exceeding three percent of the total number of ordinary shares offered by them.

      The selling shareholder has granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 300,000 additional ordinary shares, at the offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to certain conditions, to purchase a number of additional ordinary shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table. If purchased, these additional ordinary shares will be sold by the underwriters on the same terms as those on which the ordinary shares offered hereby are being sold. The selling shareholder will be obligated, pursuant to the over-allotment option, to sell ordinary shares to the underwriters to the extent the over-allotment option is exercised.

      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from any breach of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

      Each of Kersaf, WLG, Caledonia, CMS, certain of their respective affiliates, our directors and certain of our officers have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., on behalf of the underwriters.

      In addition, we have agreed that for a period of 90 days after the date of this prospectus supplement we will not issue, offer, sell, contract to sell, pledge, loan or otherwise dispose of, or grant any rights in, any ordinary shares, except for the ordinary shares offered in this offering, the issuance of ordinary shares upon the exercise of outstanding options or warrants, and the issuance of ordinary shares offered in connection with existing employee benefit plans, without the consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters.

      Our ordinary shares are traded on The New York Stock Exchange under the symbol “KZL.” We cannot assure you, however, that our ordinary shares will trade in the public markets subsequent to the offering at or above the offering price.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares during and after this offering in accordance with Regulation M under the Exchange Act. Specifically, the underwriters may over-allot or otherwise create a short position in our ordinary shares for their own account by selling more of our ordinary shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing our ordinary shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of our ordinary shares by bidding for or purchasing our ordinary shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if our ordinary shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our ordinary shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

      Some of the underwriters and their affiliates have from time to time in the past provided, and may in the future provide, investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

      Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., Deutsche Bank Trust Companies America, an affiliate of Deutsche Bank Securities Inc., and CIBC Inc., an affiliate of CIBC World Markets Corp., are agents under our revolving credit facility.

      The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

		Total

		Without
	Per	Over-	With Over
	Ordinary	Allotment	Allotment
	Share	Option	Option

Public offering price	$19.500	$39,000,000	$44,850,000
Underwriting discounts and commissions payable by the selling shareholder	$1.023	$2,046,000	$2,352,900
Proceeds, before expenses, to the selling shareholder*	$18.477	$36,954,000	$42,497,100

*	Includes approximately $32.1 million payable by the selling shareholder to us upon consummation of the offering. See “Summary—Recent Developments—Global Settlement.”

      We expect to pay approximately $1.0 million of expenses relating to this offering, including the fees of financial printers, legal counsel and accountants. The selling shareholder expects to pay approximately $100,000 of expenses relating to this offering, including registration fees, escrow agent fees and the fees of legal counsel.

LEGAL MATTERS

      Giselle Pyfrom, Esq., our associate general counsel, will pass upon matters of the laws of the Commonwealth of The Bahamas for us in connection with this offering. Cravath, Swaine & Moore, New York, New York, and Charles D. Adamo, Esq., our general counsel, will pass upon certain United States legal matters for us relating to this offering. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, will pass upon certain legal matters for the underwriters relating to this offering. Chadbourne & Parke LLP, Conyers, Dill & Pearman and Edward, Nathan & Friedland will pass upon certain legal matters for Kersaf and certain of its affiliates relating to this offering.

EXPERTS

      The consolidated financial statements of Kerzner International Limited (formerly known as Sun International Hotels Limited) as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report included herein in reliance upon such firm in giving said reports. See “Risk Factors—Our Former Use of Arthur Andersen LLP as Our Independent Auditor May Pose Risks to Us and Will Limit Your Ability to Seek Potential Recoveries From Them Related to Their Work.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999 and for the Nine Months Ended September 30, 2002 and 2001 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2001, 2000 and 1999 and for the Nine Months Ended September 30, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 and for the Nine Months Ended September 30, 2002 and 2001 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

      We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

January 25, 2002

      In accordance with SEC Release 33-8070, this report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP in connection with this offering.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US dollars, except per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$30,471	$22,497	$20,368
Restricted cash	4,518	1,651	4,742
Trade receivables, net	37,454	40,612	35,782
Due from affiliates	28,364	34,140	18,170
Inventories	8,807	10,417	8,587
Prepaid expenses and other assets	5,226	9,849	18,839
Net assets held for sale	—	138,350	—

Total current assets	114,840	257,516	106,488
Property and equipment, net	1,155,192	1,155,509	1,139,852
Notes receivable	18,018	—	13,381
Due from affiliates — non-current	15,888	5,069	22,703
Deferred tax asset, net	3,874	—	4,401
Deferred charges and other assets, net	18,692	13,120	35,562
Investment in associated companies	30,527	29,577	70,491

Total assets	$1,357,031	$1,460,791	$1,392,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$261	$230	$178
Accounts payable and accrued liabilities	148,063	136,872	133,457
Capital creditors	6,570	12,954	2,105

Total current liabilities	154,894	150,056	135,740
Other long-term liabilities	5,503	—	2,362
Long-term debt, net of current maturities	518,231	668,908	522,905

Total liabilities	678,628	818,964	661,007

Commitments and contingencies (Notes 9 and 17)
Shareholders’ equity:
Ordinary shares, $.001 par value	34	34	35
Capital in excess of par	688,714	680,784	703,050
Retained earnings	160,977	129,321	199,922
Accumulated other comprehensive loss	(8,553)	(5,543)	(8,367)

	841,172	804,596	894,640
Treasury stock	(162,769)	(162,769)	(162,769)

Total shareholders’ equity	678,403	641,827	731,871

Total liabilities and shareholders’ equity	$1,357,031	$1,460,791	$1,392,878

The accompanying notes are an integral part of these balance sheets.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

				For the Nine
				Months Ended
	For the Year Ended December 31,			September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars, except per share data)
Revenues:
Gaming	$116,490	$367,935	$351,545	$93,144	$96,764
Rooms	176,573	194,008	164,831	147,504	147,914
Food and beverage	121,415	147,718	137,100	102,709	99,667
Tour operations	36,348	33,192	28,714	30,376	28,446
Real estate related	9,771	108,650	—	—	9,771
Management and other fees	36,806	35,763	46,898	29,884	26,783
Other revenues	56,416	49,208	45,910	50,018	45,914
Insurance recovery	2,000	—	14,209	1,100	—

Gross revenues	555,819	936,474	789,207	454,735	455,259
Less: promotional allowances	(22,778)	(51,779)	(50,240)	(17,146)	(18,610)

Net revenues	533,041	884,695	738,967	437,589	436,649

Cost and expenses:
Gaming	60,444	224,765	209,177	47,862	48,170
Rooms	29,625	33,915	30,448	25,440	24,088
Food and beverage	82,856	98,288	91,539	67,929	67,228
Other operating expenses	80,094	96,605	92,705	60,640	62,979
Real estate related	2,865	32,272	—	—	2,865
Selling, general and administrative	80,206	103,465	93,962	65,504	62,794
Tour operations	32,041	29,626	27,816	26,584	25,060
Corporate expenses	25,106	25,340	16,260	24,643	17,711
Depreciation and amortization	51,490	60,223	57,230	41,040	38,053
Purchase termination costs	—	11,202	—	—	—
Transaction costs	—	7,014	—	—	—
Restructuring costs	5,732	—	—	—	1,200
Pre-opening expenses	6,904	7,616	5,398	—	5,136
Write-down of net assets held for sale	—	229,208	—	—	—

Cost and expenses	457,363	959,539	624,535	359.642	355,284

Income (loss) from operations	75,678	(74,844)	114,432	77,947	81,365

Other income (expense):
Interest income	7,471	4,194	12,725	2,538	6,145
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)	(30,227)	(41,386)
Gain on settlement of territorial dispute	—	—	—	5,069	—
Equity in earnings of associated companies	3,059	4,225	2,628	887	2,166
Other, net	(760)	(688)	60	(204)	(450)

Other expense, net	(42,932)	(37,947)	(35,286)	(21,937)	(33,525)

Income (loss) before income taxes and extraordinary item	32,746	(112,791)	79,146	56,010	47,840
Income tax provision	(1,090)	(6,313)	(9,324)	(1,183)	(4,566)

Income (loss) before extraordinary item	31,656	(119,104)	69,822	54,827	43,274
Extraordinary loss on early extinguishment of debt, net of income tax effect	—	—	—	(15,882)	—

Net income (loss)	$31,656	$(119,104)	$69,822	$38,945	$43,274

Basic net income (loss) per share:
Income (loss) before extraordinary item	$1.18	$(3.86)	$2.09	$1.97	$1.62
Extraordinary loss on early extinguishment of debt	—	—	—	(0.57)	—

Earnings (loss) per share — basic	$1.18	$(3.86)	$2.09	$1.40	$1.62

Weighted average number of shares outstanding — basic	26,885	30,849	33,465	27,810	26,737
Diluted net income (loss) per share:
Income (loss) before extraordinary item	$1.14	$(3.86)	$2.05	$1.92	$1.55
Extraordinary loss on early extinguishment of debt	—	—	—	(0.56)	—

Earnings (loss) per share — diluted	$1.14	$(3.86)	$2.05	$1.36	$1.55

Weighted average number of shares outstanding — diluted	27,826	30,849	34,005	28,538	27,836

The accompanying notes are an integral part of these statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2001, 2000 and 1999
and for the Nine Months Ended September 30, 2002 (unaudited)

				Retained Earnings

					Accumulated
	Ordinary Shares				Other			Comprehensive
			Capital in	Retained	Comprehensive	Treasury	Total	Income (Loss)
	Shares	Amount	Excess of Par	Earnings	Loss	Stock	Equity	for the Period

	(In thousands of US dollars)
Balance at December 31, 1998	33,577	$34	$675,595	$178,603	$(3,611)	$—	$850,621
Translation reserves	—	—	—	—	(1,958)	—	(1,958)	$(1,958)
Repurchase of 1 million Ordinary Shares	—	—	—	—	—	(20,977)	(20,977)	—
Exercise of share options	112	—	2,696	—	—	—	2,696	—
Shares canceled	(7)	—	(373)	—	—	—	(373)	—
Net income	—	—	—	69,822	—	—	69,822	69,822

Balance at December 31, 1999	33,682	34	677,918	248,425	(5,569)	(20,977)	899,831	$67,864

Translation reserves	—	—	—	—	26	—	26	$26
Repurchase of 6.1 million Ordinary Shares	—	—	—	—	—	(141,792)	(141,792)	—
Exercise of share options	192	—	2,866	—	—	—	2,866	—
Net loss	—	—	—	(119,104)	—	—	(119,104)	(119,104)

Balance at December 31, 2000	33,874	34	680,784	129,321	(5,543)	(162,769)	641,827	$(119,078)

Translation reserves	—	—	—	—	(3,010)	—	(3,010)	$(3,010)
Exercise of share options	531	—	7,930	—	—	—	7,930	—
Net income	—	—	—	31,656	—	—	31,656	31,656

Balance at December 31, 2001	34,405	34	688,714	160,977	(8,553)	(162,769)	678,403	$28,646

Translation reserves	—	—	—	—	186	—	186	186
Exercise of share options	808	1	14,701	—	—	—	14,702	—
Shares canceled	(16)	—	(365)	—	—	—	(365)	—
Net income	—	—	—	38,945	—	—	38,945	38,945

Balance at September 30, 2002	35,197	$35	$703,050	$199,922	$(8,367)	$(162,769)	$731,871	$39,131

The accompanying notes are an integral part of these statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Cash flows from operating activities:
Net income (loss)	$31,656	$(119,104)	$69,822	$38,945	$43,274
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary loss on extinguishments of debt, net of income tax effect	—	—	—	15,882	—
Depreciation and amortization	55,692	64,340	60,147	42,539	41,599
Write-down of net assets held for sale	—	229,208	—	—	—
Purchase termination costs	—	11,202	—	—	—
(Gain) loss on disposition of other assets	760	688	(60)	73	450
Loss on sale of short-term investments	—	—	—	158	—
Equity in earnings of associated companies, net of dividends received	(187)	(1,377)	23	725	(434)
Provision for doubtful receivables	6,355	6,492	6,466	2,348	5,497
Provision for discount on CRDA obligations, net	—	799	587	—	—
Deferred income tax benefit	(3,874)	—	—	(527)	—
Net change in deferred tax liability	—	205	(30)	—	—
Net change in deferred charges and other assets	(1,398)	(1,668)	4,548	(2,646)	(487)
Net change in working capital accounts:
Receivables	(3,722)	(9,179)	(20,440)	(835)	2,067
Due from affiliates	1,377	(4,658)	(7,150)	1,287	8,357
Inventories and prepaid expenses	5,098	(2,052)	(8,129)	(13,390)	316
Accounts payable and accrued liabilities	1,676	26,490	4,198	(16,234)	(18,369)
Other	5,900	23,912	—	—	1,970

Net cash provided by operating activities	99,333	225,298	109,982	68,325	84,240

The accompanying notes are an integral part of these statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	(67,590)	(155,892)	(205,046)	(30,676)	(44,715)
Net proceeds from the sale of other assets	2,547	501	5,186	78	270
Proceeds received from sale of Resorts Atlantic City, net	120,850	—	—	—	120,850
Proceeds received for repayment of note receivable	12,000	—	—	18,018	—
Proceeds from redemption of subordinated notes	—	—	94,126	—	—
Deposit refunded (paid) for proposed Desert Inn acquisition	—	7,750	(16,117)	—	—
Repayment from (advances to) associated companies, net	(6,420)	(18,663)	(600)	2,092	(9,625)
Acquisition of equity interest in associated company	(3,768)	—	—	(40,469)	(3,752)
Sale of subordinated notes	—	—	2,798	—	—
Reclassification of cash to net assets held for sale	—	(21,453)	—	—	—
Deposit received from Station Casinos	—	—	—	4,500	—
Purchase of notes	—	—	—	(13,704)	—
Sale (purchase) of short-term investments, net	—	—	—	(158)	—
CRDA deposits and other	—	(2,695)	(2,746)	—	—

Net cash provided by (used in) investing activities	57,619	(190,452)	(122,399)	(60,319)	63,028

Cash flows from financing activities:
Proceeds from issuance of debt	—	—	—	206,000	200,000
Early redemption of debt	—	—	—	(232,371)	—
Proceeds from exercise of share options	7,930	2,866	2,696	14,702	7,709
Borrowings	274,500	202,000	129,000	34,000	53,500
Repurchase of Ordinary Shares	—	(141,792)	(20,977)	(365)	—
Debt issuance and modification costs	(8,805)	(919)	(2,361)	(4,658)	(7,401)
Repayment of borrowings	(419,736)	(113,063)	(118,854)	(35,193)	(404,674)

Net cash used in financing activities	(146,111)	(50,908)	(10,496)	(17,885)	(150,866)

Increase (decrease) in cash and cash equivalents	10,841	(16,062)	(22,913)	(9,879)	(3,598)
Cash, cash equivalents and restricted cash at beginning of period	24,148	40,210	63,123	34,989	24,148

Cash, cash equivalents and restricted cash at end of period	$34,989	$24,148	$40,210	$25,110	$20,550

The accompanying notes are an integral part of these statements.

See Note 16 for supplemental disclosures of cash flow information and non-cash investing and financing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Basis of Presentation

     Name Change

      On May 20, 2002, we announced plans to change our corporate name to Kerzner International Limited. The name change was finalized on July 1, 2002 at which time our stock, which was trading on the New York Stock Exchange under the symbol “SIH”, was listed under the new ticker symbol “KZL”. The name change was implemented in accordance with agreements related to the restructuring of our former majority shareholder, Sun International Investments Limited (“SIIL”). There will be no change in our management or worldwide operations as a result of the name change. Any references to “Sun” or “SINA” herein relate to the entities currently known as “Kerzner” and “KINA”, respectively.

     Organization

      Kerzner International Limited (“KZL”), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words “Company,” “we,” “our” and “us” refer to KZL together with its subsidiaries as the context may require.

      We are a leading developer and operator of premier destination casino resorts and luxury hotels. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex (“Atlantis”) located in The Bahamas. We also developed and receive certain revenue from the Mohegan Sun Casino in Uncasville, Connecticut. In our luxury resort hotel business, we operate eight beach resorts at locations in Mauritius, Dubai, the Maldives and The Bahamas. We are in the early stages of an Internet gaming venture, which was in the testing phase through the end of 2001 and commenced operations effective January 2002.

      Prior to 2001, we owned and operated a resort and casino property in Atlantic City, New Jersey (“Resorts Atlantic City”), which we sold to an unaffiliated entity.

     Interim Financial Information

      The financial statements for the nine months ended September 30, 2002 and 2001 are unaudited. However, the unaudited financial statements contain all adjustments that, in the opinion of management, are necessary to present fairly our financial position and results of operations for the interim periods included therein. The results of operations for the first nine months of 2002 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2002.

     Majority Shareholder Reorganization

      In July 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders (collectively the “Reorganization”). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the “Ordinary Shares”). SIIL is itself owned in equal thirds by Kersaf Investments Limited (“Kersaf”), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders’ agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL is being dissolved and the shareholders’ agreement governing SIIL was terminated. Accordingly, SIIL’s shareholders will obtain direct ownership of their Ordinary Shares. In addition, SIIL’s shareholders have agreed to, among other things, certain standstill provisions in effect through June 2006, pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of the Company’s assets. Pursuant to a registration rights and governance agreement, we granted certain registration rights to SIIL’s shareholders in respect of the Ordinary Shares held by them, and Kersaf has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreed to sell not less than two million of its Ordinary Shares in a registered public offering before June 30, 2002 (which date was subsequently amended to February 28, 2003), subject to certain extensions. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. We agreed that, after a transition period not to exceed one year from June 30, 2001, we will cease using the names “Sun” and “Sun International.” In connection with the Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a 5-year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a $5.1 million net gain on the settlement of this territorial dispute during 2002.

     The Bahamas

      Through certain Bahamian subsidiaries, we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the Ocean Club Resort, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land, which is available for sale or development.

      During 1999, we completed construction of a new 100,000 square foot convention facility. In 2000, we completed construction of an addition to the Ocean Club Resort comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January 2001. Also in 2000, we completed the infrastructure of the Ocean Club Estates, with 121 luxury home sites set around the golf course. Of the home sites available for sale, 102 were closed on during 2000 and nine more were closed on during 2001. As of December 31, 2001, there are no remaining home sites available for sale, although eight of them are pending final closing, and two will be retained by the Company.

      In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc. (“Vistana”), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. (“Starwood”), to develop a timeshare project on Paradise Island adjacent to Atlantis (“Harborside at Atlantis”). Vistana and the Company each have a 50% interest in the joint venture. Construction of 82 two bedroom lock-off units was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings from Harborside at Atlantis is included in equity in earnings of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis.

     Connecticut

      We have a 50% interest in, and are a managing partner of, Trading Cove Associates (“TCA”), a Connecticut general partnership that developed and until December 31, 1999, had a management agreement (the “Management Agreement”) with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the “Mohegan Tribe”) to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the “Mohegan Sun Casino”). The Management Agreement which covered management, marketing and administrative services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino. TCA is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligated to pay certain amounts to its partners and certain of their affiliates, as priority payments. These amounts are paid as TCA receives sufficient cash to meet those priority payments.

      In 1998, the Mohegan Tribe retained TCA to develop its $960 million expansion of the Mohegan Sun Casino for a fee of $14 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the “Relinquishment Agreement”) whereby it was agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort Complex, including its expansion, to the Mohegan Tribe. The term of the Management Agreement was seven years beginning in October 1996, the date the Mohegan Sun Casino opened. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, effective January 1, 2000, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. For the nine months ended September 30, 2002 and 2001 and the years 2001 and 2000, we recorded payments received from TCA pursuant to the Relinquishment Agreement of $19.3 million, $20.3 million, $27.4 million and $19.8 million, respectively, and for the year 1999 we recorded payments received pursuant to the Management Agreement of $32.6 million. Development fees earned for the years 2001, 2000 and 1999 were $0.0, $3.8 million and $6.7 million, respectively and were $5.0 million and $0.0 million for the nine months ended September 30, 2002 and 2001, respectively.

      In connection with the development of the Mohegan Sun Casino in 1996, we held subordinated notes issued by the Mohegan Tribe, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance on these notes, including accrued interest, was $94.1 million at December 31, 1999 when they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

     Mauritius, Maldives and Dubai

      In Mauritius, we manage and own interests in five beach resorts (“Indian Ocean Resorts”) including the 175-room Le Saint Geran Hotel, the 200-room Le Touessrok Hotel, the 248-room La Pirogue Hotel, the 333-room Le CoCo Beach and the 238-room Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%.

      In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the Kanuhura Resort & Spa (“Kanuhura”), a 120-room luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.

      In Dubai, we manage the Royal Mirage Hotel, a 246-room hotel that opened in August 1999. In 2001, we entered into negotiations to manage a new 225-room luxury hotel that is to be constructed adjacent to the existing property.

      We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in management and other fees in the accompanying consolidated statements of operations. Our share of earnings from the properties in Mauritius and the Maldives are included in equity in earnings of associated companies in the accompanying consolidated statements of operations.

     Internet Gaming

      In February 2001, we entered into an agreement with Boss Media AB to develop an Internet gaming software solution. Through a wholly owned subsidiary, we designed our website and developed and implemented systems and procedures to exclude play from jurisdictions where Internet gaming is illegal, such as the United States. From August to December 2001, we operated the site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems to maintain compliance with all applicable laws. Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. In September

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001, we were awarded one of the first three online gaming licenses granted by the Isle of Man. In December 2001, our Internet gaming subsidiary became the first Isle of Man licensee to commence live gaming operations when it launched www.CasinoAtlantis.com, our Internet wagering site. Since January 1, 2002, revenues and cost and expenses related to its operations are included in the accompanying statements of operations.

     Sale of Resorts Atlantic City

      Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (“Colony”) for a purchase price of approximately $144 million, including accrued interest (the “Resorts Atlantic City Sale”). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note (the “Promissory Note”). The Promissory Note accrues interest at a rate of 12.5% per annum, and interest is payable semi-annually, with the option to pay one-half of the interest through the issuance of additional notes. The net cash proceeds were used to permanently reduce borrowings outstanding by us under a bank credit facility (the “Revolving Credit Facility”). The cash proceeds received from Colony were partially offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees.

      We entered into a definitive agreement to sell Resorts Atlantic City in the fourth quarter of 2000, and as of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale. The carrying value of the net assets to be disposed of was reclassified to net assets held for sale on our consolidated balance sheet and, in the fourth quarter of 2000, we recorded a loss of $229.2 million resulting from the write-down of net assets held for sale to their realizable value. Therefore, the net proceeds received at closing equaled the carrying value of the net assets disposed of, and accordingly, except for interest income earned during 2001 on the proceeds, there was no further gain or loss recorded as a result of the closing. As of January 1, 2001, the operations of Resorts Atlantic City are no longer included in our consolidated financial statements.

      Summary operating results of Resorts Atlantic City for the year ended December 31 were as follows (in thousands of US dollars):

	2000	1999

Revenues	$257,963	$243,131
Net loss	$(22,406)	$(33,363)

      Components of net assets held for sale as of December 31, 2000 were as follows (in thousands of US dollars):

Current assets	$34,534
Non-current assets	173,233
Current liabilities	(26,989)
Non-current liabilities	(42,428)

$138,350

      Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the “Atlantic City Option”) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The net carrying value of the land included in the Atlantic City Option is included in property and equipment in the accompanying consolidated balance sheets. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Trading Cove New York

      Through a wholly owned subsidiary, we own 50% of Trading Cove New York, LLC (“TCNY”), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the “Development Agreement”) with the Stockbridge-Munsee Band of Mohican Indians (the “Stockbridge-Munsee Tribe”) for the development of a casino project (the “Project”) in the Catskill region of the State of New York (the “State”). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U. S. District Court for the Northern District of New York against the State.

      Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the “County”), of which approximately 333 acres are currently designated for the Project. In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the “BIA”), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

      In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

      In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

      The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

     Proposed Acquisition of KZL Ordinary Shares and Self-Tender Offer

      In January 2000, we had received a proposal from SIIL, at that time, the majority shareholder of KZL, to acquire in a merger transaction all of the Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the “Special Committee”) that retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised us that its proposal had been withdrawn.

      In order to allow our shareholders to elect to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, in June 2000, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and on August 2, 2000, we announced that 13,554,651, of the then outstanding 32,682,350 Ordinary Shares, were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, we purchased 5,000,000 Ordinary Shares at $24 per share. In 2000, transaction costs reflected in the accompanying consolidated statements of operations related to SIIL’s proposed acquisition of Ordinary Shares as well as the completion of the self-tender offer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Termination of Desert Inn Acquisition Agreement

      In March 2000, Starwood and the Company agreed to terminate our agreement (the “Termination Agreement”) under which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the “Desert Inn”) for $275 million. In connection with the proposed acquisition of the Desert Inn, we had previously placed a $15 million deposit with Starwood (the “Deposit”). Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

      In June 2000, Starwood closed on the sale of the Desert Inn for approximately $270 million to an unrelated party, subject to certain post-closing adjustments. As a result, we were required to pay to Starwood $7.2 million from the Deposit. The remaining $7.8 million of the Deposit was refunded to us in August 2000. Purchase termination costs in the accompanying consolidated statements of operations included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

     Interim Recent Developments for the Nine Months Ended September 30, 2002 (unaudited)

     Redemption of 8 5/8% Senior Notes

      On November 27, 2002, we announced the call for redemption of the entire outstanding principal amount of our 8 5/8% Senior Subordinated Notes due 2007 pursuant to the terms of the indenture governing these Notes. As of November 27, 2002, there is $74.2 million aggregate principal amount outstanding. The Company will redeem these Notes on December 27, 2002 at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

     Shelf Registration

      On May 23, 2002, we filed a universal shelf registration statement with the SEC. The universal shelf registration statement permits us, from time to time, to issue various types of securities, including various types of debt securities, ordinary shares, preference shares and warrants. The universal shelf registration statement replaces our previously filed shelf registration statement which related only to debt securities, and pursuant to which, in December 1997 we issued $100.0 million of 8 5/8% senior subordinated notes.

      The universal shelf registration statement became effective on June 5, 2002. Securities may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

     Private Offering of $200.0 Million of Senior Subordinated Notes

      On May 20, 2002, we completed a private placement of $200.0 million of our 8 7/8% senior subordinated notes issued at 103%. The proceeds from these senior subordinated notes were used to repay the 9% senior subordinated notes pursuant to the tender offer and redemption described below. The senior subordinated notes were not registered under the Securities Act or under the state securities laws. We were obligated and have completed an exchange offer under a registration rights agreement with respect to these notes.

     Extraordinary Loss on Early Extinguishment of Debt, Net of Income Tax Effect

      During the nine months ended September 30, 2002, we recognized a $14.6 million extraordinary loss on early extinguishment of debt, net of income tax effect in connection with our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% senior subordinated notes. The extraordinary loss consists of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs and the remaining unamortized discount on the notes. Additionally, during the nine months ended September 30, 2002, we repurchased $22.5 million of our 8 5/8% notes through transactions in the open market, which resulted in the recognition of a $1.3 million extraordinary loss for the early extinguishment of debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Tender Offer, Consent Solicitation and Redemption

      On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% senior subordinated notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% senior subordinated notes. The tender offer expired at midnight, New York City time, on June 5, 2002. At the expiration time, a total of $177,493,000 of the outstanding $200,000,000 aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% senior subordinated notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of our $200.0 million of our 8 7/8% senior subordinated notes on May 20, 2002, to retire our outstanding 9% senior subordinated notes pursuant to the tender offer and redemption, resulting in an extraordinary loss on the early extinguishment of debt of approximately $14.6 million, net of tax effect.

     Proposed Sale of 50% of Internet Gaming Subsidiary

      On February 15, 2002, we entered into an agreement with Station Casinos, Inc. (“Station”), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive Limited (“Kerzner Interactive”) (formerly SunOnline Limited), our Internet gaming subsidiary. Each company will have equal board representation and Kerzner Interactive will be the exclusive vehicle for both the Company and Station to pursue the Internet gaming business in certain jurisdictions. The companies have restructured the original agreement such that Station purchased an option from us in July 2002 to buy a 50% interest in Kerzner Interactive. The option is subject to a number of conditions, including regulatory approvals. The $4.5 million option payment is accounted for as a deposit and is included in accounts payable and accrued liabilities in the accompanying consolidated financial statements.

     Stock Option Tender Offer

      We adopted stock option plans for our employees, officers and directors in 1995, in 1997, and in 2000 (collectively, the “Plans”) that provide for the issuance of options to acquire an aggregate of 7,500,000 of our ordinary shares. See Note 11, Stock-Based Compensation, for more information on our stock option plans. As of April 30, 2002, nearly all of these options had been granted at exercise prices ranging from $11.69 to $44.63. As of December 31, 2001, options to acquire 5,742,000 ordinary shares were outstanding, of which 2,965,000 were exercisable as of that date.

      On May 7, 2002, our board of directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancelation date of the old options, subject to the conditions set forth in the Schedule TO (Tender Offer) documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired at 12:00 midnight Eastern Standard Time on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and canceled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We expect to grant 920,700 new options in exchange for the canceled options no earlier than December 26, 2002, and no later than January 16, 2003.

     London Clubs International (LCI)

      On July 1, 2002, we purchased $15.0 million principal amount of LCI’s senior notes for approximately $13.7 million, including $0.5 million of accrued interest. LCI’s senior notes bear interest at 7.74% per annum and are due in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Palmilla Resort Transaction

      On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.5 million, including transaction costs. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our revolving credit facility. We are considering plans to renovate and expand this property and its championship golf course.

Note 2 — Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of KZL and our subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than or equal to 50% and more than 20% owned, are accounted for under the equity method of accounting.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

      We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. Actual results may differ from these estimates and assumptions.

     Revenue Recognition

      We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Revenues from tour operations include commissions on the sale of travel reservations and are recognized at the time of departure. Real estate related revenues and profits on residential lot sales are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Promotional Allowances

      The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

				For the Nine
				Months Ended
	For the Year Ended December 31,			September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Rooms	$2,449	$11,441	$7,894	$1,793	$1,936
Food and beverage	6,243	23,587	21,692	4,693	4,827
Other	410	3,727	7,762	317	332

	$9,102	$38,755	$37,348	$6,803	$7,095

      The total costs of providing promotional allowances in the years 2000 and 1999 included $27.1 million and $26.9 million, respectively, at Resorts Atlantic City.

     Advertising Expense

      We expense advertising costs as incurred. Advertising expense was $11.2 million, $7.6 million and $7.3 million for the years ended December 31, 2001, 2000 and 1999, respectively and is included in selling, general and administrative expenses in the accompanying statements of operations. Advertising expense was $7.3 million and $6.2 million for the nine months ended September 30, 2002 and 2001, respectively. Prepaid advertising for each of the periods presented was not material.

     Pre-Opening Expenses

      Pre-opening costs are charged to expense as incurred. In 1999, pre-opening expenses were related to the opening of the newly renovated casino at Resorts Atlantic City. In 2000, pre-opening expenses were related to the expansion of the Ocean Club Golf Course on Paradise Island. In 2001, pre-opening expenses were related to Internet gaming and the Ocean Club Golf Course in the amount of $4.6 million and $2.3 million, respectively. For the nine months ended September 30, 2002 we had no pre-opening expenses compared to $5.1 million for the same period in 2001.

     Foreign Currency

      Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2001, 2000 and 1999, and for the nine months ended September 30, 2002 and 2001.

      The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive loss in the accompanying balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Derivative Financial Instruments

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001.

      We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations. These agreements are accounted for in accordance with SFAS 133. See Note 9 herein for a description of our long-term debt and related derivative financial instruments.

     Cash Equivalents

      We consider all of our short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

     Inventories

      Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

     Property and Equipment

      Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities	14 – 40 years
Hotels and other buildings	15 – 40 years
Furniture, machinery and equipment	2 – 15 years

      Interest costs incurred during the construction period are capitalized.

     Deferred Charges and Other Assets

      Deferred charges related to the Mohegan Sun Casino are being amortized over a seven-year period through the end of 2003. Debt issuance costs are amortized over the terms of the related indebtedness.

     Goodwill

      Prior to January 1, 2002, our goodwill was amortized on a straight-line basis over 40 years. Amortization expense included in the accompanying consolidated statements of operations related to goodwill was $0.0, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity earnings of associated companies for each of the years ended December 31, 2001, 2000 and 1999 is net of $0.3 million of amortization expense related to such goodwill.

      Effective January 1, 2002, we account for goodwill under SFAS 142.

     Capitalized Interest

      Interest is capitalized on construction expenditures and land under development at the weighted average interest rate of our long-term debt. Interest costs of $1.1 million, $11.1 million and $4.9 million were capitalized in the years ended December 31, 2001, 2000 and 1999, respectively. Interest costs of $0.2 million and $0.8 million were capitalized in the nine months ended September 30, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock Option Compensation

      We have elected to apply Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and as interpreted in FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). Certain pro forma disclosures required by SFAS 123 are included in Note 11.

     Long Lived Assets

      We review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as previously described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

     Income Taxes

      We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

      We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

     Other Comprehensive Loss

      Other comprehensive loss items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

     Per Share Data

      We calculate earnings (loss) per share in accordance with SFAS No. 128 “Earnings per Share.” The following is a reconciliation of the shares used in the per share computations:

				For the
				Nine Months
	For the Year			Ended
	Ended December 31,			September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands)
Weighted average shares used in basic computations	26,885	30,849	33,465	27,810	26,737
Dilutive stock options, warrants and restricted shares outstanding	941	—	540	728	1,099

Weighted average shares used in diluted computations	27,826	30,849	34,005	28,538	27,836

      The net income (loss) amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants and restricted shares was not included in the computation of diluted earnings per share in 2001 and 1999 because the effect would have been anti-dilutive. In the year 2000, we incurred a net loss, and therefore, the effect of all options, warrants and restricted shares was excluded in the computation. The number of options not included in the computation for the years 2001, 2000 and 1999 were 2.0 million, 2.2 million and 2.1 million, respectively. The number of options not included in the computation for the nine months ended September 30, 2002 and 2001 were 1.2 million and 2.0 million, respectively, because the effect would be anti-dilutive.

     Reclassifications

      Certain balances in the accompanying consolidated financial statements for 1999 have been reclassified to conform to the current year presentation.

     Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity’s balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principal in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement included in income from operations. As a result of the Resorts Atlantic City Sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements upon adoption. Amortization of goodwill related to our investment in associated companies in 2001 was not material to our consolidated financial statements.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for segments of a business to be disposed of. However, this SFAS 144 retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“Statement 4”), and an amendment of Statement 4, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements” (“Statement 64”). SFAS 145 also rescinds FASB Statement No. 44, and amends FASB Statement No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

      Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking fund requirements — the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

      We believe the adoption of SFAS 145 will require the $15.9 million extraordinary loss on extinguishment of our 8 5/8% senior subordinated notes and our 9% senior subordinated notes recognized in the nine months ended September 30, 2002 to be reclassified upon adoption of SFAS 145 in 2003.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Adoption of SFAS 146 is not expected to have a significant impact on our financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

      The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

      We currently guarantee certain amounts related to certain of our equity method investments. We do not expect to recognize a liability for any guarantee issued prior to December 31, 2002, the effective date of this interpretation. If in the future we modify the current guarantees or issue new guarantees, we will be obligated to recognize a liability at an estimate of the guarantee’s fair value. The disclosure requirements of this

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interpretation will be included in our financial statements of interim or annual periods ending after December 15, 2002.

Note 3 — Cash and Cash Equivalents

      Cash equivalents at December 31, 2001 and 2000 and at September 30, 2002 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2001, we held reverse repurchase agreements of $10.2 million, all of which matured in the first week of January 2002. At September 30, 2002 we held reverse repurchase agreements of $9.3 million all of which matured in the first week of October 2002.

      At December 31, 2001, and at September 30, 2002, restricted cash primarily includes $2.9 million and $3.2 million, respectively, on deposit in the Isle of Man related to our Internet gaming operation. At December 31, 2001 and at September 30, 2002, restricted cash also included a $1.0 million certificate of deposit as security on a bank credit facility and customer deposits related to the sale of home sites at Ocean Club Estates.

Note 4 — Trade Receivables

      Components of trade receivables were as follows:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US Dollars)
Gaming	$21,832	$25,283	$10,586
Less: allowance for doubtful accounts	(11,141)	(11,176)	(6,056)

	10,691	14,107	4,530

Non-gaming:
Hotel and related	16,372	19,747	15,779
Other	12,729	8,026	18,050

	29,101	27,773	33,829
Less: allowance for doubtful accounts	(2,338)	(1,268)	(2,577)

	26,763	26,505	31,252

	$37,454	$40,612	$35,782

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Property and Equipment

      Components of property and equipment were as follows:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US Dollars)
Land and land rights	$237,817	$210,247	$237,847
Land improvements and utilities	227,635	197,201	228,989
Hotels and other buildings	638,232	575,019	644,861
Furniture, machinery and equipment	212,029	162,913	220,558
Construction in progress	18,119	135,409	25,800

	1,333,832	1,280,789	1,358,055
Less: accumulated depreciation	(178,640)	(125,280)	(218,203)

	$1,155,192	$1,155,509	$1,139,852

Note 6 — Deferred Charges and Other Assets

      Components of deferred charges and other assets were as follows:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US Dollars)
Debt issuance costs	$14,887	$10,277	$12,920
Mohegan Sun Casino	1,739	1,669	829
Trading Cove New York	1,523	—	1,473
Interest rate swap asset	—	—	16,401
Other	543	1,174	3,939

	$18,692	$13,120	$35,562

Note 7 — Accounts Payable and Accrued Liabilities

      Components of accounts payable and accrued liabilities were as follows:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US Dollars)
Customer deposits and unearned revenues	$34,891	$37,007	$27,394
Accrued payroll and related taxes and benefits	15,532	13,688	26,511
Accrued interest	11,796	5,228	6,314
Trade payables	11,535	34,540	10,718
Other accrued liabilities	74,309	46,409	62,520

	$148,063	$136,872	$133,457

Note 8 — Other long-term liabilities

      Other long-term liabilities at December 31, 2001 represents the fair value of our derivative instruments. See “Derivative Financial Instruments” described in Note 9 below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 – Long Term Debt

      Long-term debt consisted of the following:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US dollars)
Revolving Credit Facility	$24,000	$369,000	$23,000
$200 million 9% senior subordinated notes due 2007, (“9% Senior Subordinated Notes”)	199,419	199,337	—
$100 million 8 5/8% senior subordinated notes due 2007 (“8 5/8% Senior Subordinated Notes”)	100,000	100,000	77,460
$400 million 8 7/8% senior subordinated notes due 2011, (“8 7/8% Senior Subordinated Notes”)	194,497	—	422,240
Other	576	801	383

	518,492	669,138	523,083
Less: amounts due within one year	(261)	(230)	(178)

	$518,231	$668,908	$522,905

     Amended Revolving Credit Facility

      Through November 13, 2001, we had available borrowings under our Revolving Credit Facility, for which the maximum borrowing capacity was $500 million prior to 2001. In January 2001, the Revolving Credit Facility was amended. In accordance with the amendment, the maximum borrowing capacity was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum borrowing capacity to $373 million. This limitation of borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

      On November 13, 2001, we entered into an amended credit facility (the “Amended Revolving Credit Facility”) with a syndicate of banks (the “Lenders”), with Canadian Imperial Bank of Commerce (“CIBC”) acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility were paid in full. Under the Amended Revolving Credit Facility, the original maximum amount of borrowings that could be outstanding was $200 million. Effective as of May 31, 2002, we reached agreement with the lenders under our Amended Revolving Credit Facility to increase the amount available under that facility by an additional $100.0 million, and therefore the total amount now available under the Amended Revolving Credit Facility is $300.0 million. An additional $50.0 million of borrowings may be available under certain conditions.

      Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC’s base rate or (b) the Federal Funds rate plus  1/2 of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the “Leverage Ratio”) or (ii) LIBO rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2001, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 4.23%. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Amended Revolving Credit Facility contains restrictive covenants that include, among other things: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”), (c) a minimum relationship between EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

     Senior Subordinated Notes

      The 9% Senior Subordinated Notes, the 8 5/8% Senior Subordinated Notes and the 8 7/8% Senior Subordinated Notes (collectively the “Senior Subordinated Notes”) are all unconditionally guaranteed by substantially all of our wholly-owned subsidiaries. Interest on each series of the Senior Subordinated Notes is paid semi-annually. The indenture for each of the Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

      The Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Revolving Credit Facility.

     Derivative Financial Instruments

     Interest Rate Risk Management

      We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the “Swap Agreements”) designated as fair value hedges of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the “shortcut” method of accounting provided under SFAS 133, which allows the assumption of no ineffectiveness in our hedging relationship. As such, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are to be recorded as an asset or liability on our balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term liabilities on the accompanying consolidated balance sheet at December 31, 2001 represent the fair value of the Swap Agreements as of that date, with a corresponding decrease in the carrying value of our 8 7/8% Senior Subordinated Notes. This represents the principal amount we would have been required to pay had the Swap Agreements been terminated on that date. As of December 31, 2001, the aggregate notional principal amount of the Swap Agreements was $200 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. As of December 31, 2001, the weighted average variable rate on the Swap Agreements was 6.12%.

      As of December 31, 2001, giving effect to the Swap Agreements, our fixed rate and floating rate borrowings represent approximately 57% and 43%, respectively, of total borrowings.

      During the first seven months of 2001 and the years 2000 and 1999, we were a party to variable-to-fixed rate interest rate swap agreements (the “Prior Swap Agreements”) designated as cash flow hedges of our Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $2.1 million and is included in interest expense in the accompanying consolidated statements of operations. At December 31, 2000, notional principal amounts related to the Prior Swap Agreements was $125.0 million. As of December 31, 2000, the weighted average fixed rate payment on the Prior Swap Agreements was 6.89%.

     Credit Exposure

      We are exposed to credit related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments. See Note 20, Fair Value of Financial Instruments, for the fair value of derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Consent Solicitation of Noteholders

      In 2001, we completed a consent solicitation pursuant to which we obtained the consent of the requisite holders of the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The consent solicitation sought to amend certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes were issued.

      The amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investments in joint ventures under the indentures. In addition, the amendments increased the Consolidated Coverage Ratio (consolidated EBITDA to fixed payments, as defined in the indentures) required in order for us to incur additional indebtedness.

      Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments to the consenting noteholders. The consent payments were recorded as deferred debt modification costs, and are being amortized over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

     Overdraft Loan Facility

      Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the “Overdraft Facility”) in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2001 and 2000. The Overdraft Facility bears interest at The Bank of Nova Scotia’s base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks pari passu with the Amended Revolving Credit Facility. At December 31, 2001 and 2000, and at September 30, 2002, no amounts were outstanding under the Overdraft Facility.

     Principal Payments

      Minimum principal payments of long-term debt outstanding as of December 31, 2001 for each of the next five years and thereafter are as follows (in thousands of US dollars):

Year Ending December 31,

2002	$261
2003	157
2004	152
2005	6
2006	24,000
Thereafter	500,000

524,576
Debt discount	(581)
Fair value adjustment	(5,503)

$518,492

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Shareholders’ Equity

      Our authorized, issued and outstanding shares were as follows:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands, except per share
	data)
Ordinary Shares
Par value per share	$0.001	$0.001	$0.001
Authorized	250,000	250,000	250,000
Issued and outstanding(1)	34,405	33,874	35,197
Preference Shares
Par value per share	$0.001	$0.001	$0.001
Authorized	100,000	100,000	100,000
Issued and outstanding	—	—	—

(1)	Includes 7.1 million Ordinary Shares held in treasury at December 31, 2001 and 2000 and at September 30, 2002.

Note 11 — Stock-Based Compensation

     Stock Options

      Our shareholders approved stock option plans in 1995 (“1995 Plan”), 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan,” and collectively the “Plans”) that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of our stock option activity for 2001, 2000 and 1999 is as follows:

	December 31,

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price Per		Price Per		Price Per
	Shares	Share	Shares	Share	Shares	Share

	(In thousands except per share data)
Outstanding at beginning of year	6,017	$24.59	3,918	$29.60	3,017	$31.38
Granted	665	$25.19	2,660	$18.05	1,140	$25.10
Exercised	(531)	$14.93	(192)	$15.82	(112)	$23.56
Terminated and other	(409)	$29.35	(369)	$35.55	(127)	$37.69

Outstanding at end of year	5,742	$25.14	6,017	$24.59	3,918	$29.60

Exercisable at end of year	2,965	$26.35	3,459	$25.69	1,014	$22.65

Available for grant	239		340		—

      Certain of the options granted during 1999 were granted outside of the Plans.

      The weighted average exercise price and weighted average contractual life of exercisable options at December 31, 2001 is as follows (in thousands except per share data):

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price Per	Contractual
Range of Exercise Prices	Shares	Share	Life

$11.69 - $19.25	1,561	$17.94	7.6 years
$20.69 - $25.50	180	$21.79	7.0 years
$30.50 - $38.00	968	$36.51	5.7 years
$40.44 - $45.56	256	$42.45	6.7 years

	2,965	$26.35

      For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 2001, 2000 and 1999 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

	For the year Ended December 31,

	2001	2000	1999

Risk-free interest rates	4.7%	6.0%	5.5%
Volatility factors of the expected market price of Ordinary Shares	52.0%	43.0%	39.0%
Expected life of options in years	4-5	6-7	6-7
Expected dividend yields	—	—	—
Weighted average grant date fair value	$10.05	$5.04	$7.67
Pro forma results based on these assumptions were as follows:
Net income (loss) (000’s)	$22,404	$(126,411)	$62,001
Diluted earnings (loss) per share	$0.81	$(4.10)	$1.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Executive and Employee Bonus Plan

      In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to $637,000, $832,000 and $458,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 1999, we did not attain the targeted earnings per share as prescribed by the executive bonus plan, and accordingly, no additional Ordinary Shares were granted under this plan. The bonus plan in effect for the years 2001 and 2000 does not provide for the issuance of Ordinary Shares.

      Effective for the year 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of EBITDA or earnings per share, and such bonuses will be calculated as a percentage of each individual’s salary. Such percentage will be based on, among other things, each employee’s level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee’s base salary. The compensation expense related to this bonus plan amounted to $11.7 million and $6.4 million for the nine months ended September 30, 2002 and 2001, respectively.

Note 12 — Related Party Transactions

      In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting and management services to such affiliates. Due from affiliates consisted of the following:

	December 31,
			September 30,
	2001	2000	2002

			(Unaudited)

	(In thousands of US dollars)
Harborside at Atlantis	$22,921	$20,307	$22,405
Trading Cove Associates	11,957	12,588	11,700
Indian Ocean Resorts	5,438	5,751	2,872
Kanuhura	3,425	—	3,850
Other	511	563	46

	44,252	39,209	40,873
Less: amounts due within one year	(28,364)	(34,140)	(18,170)

	$15,888	$5,069	$22,703

      The amounts due from Harborside at Atlantis represent advances made by us, including accrued interest thereon, to fund our 50% of the cost to construct the timeshare units on Paradise Island in The Bahamas. We earn interest on these advances at a rate equal to one-month LIBO rate plus 2.50%. Such rate was 4.62% at December 31, 2001. Of the amount advanced to Harborside at Atlantis, it is anticipated that all but $12.5 million will be repaid within the next twelve months. Funds advanced to Kanuhura, which represented our share of funding for operations, will not be repaid during the next twelve months.

     Restructuring of Relationship with Majority Shareholder

      In July 2001, we announced the restructuring of SIIL and the resolution of certain matters with SIIL and certain of its shareholders. At the time of the restructuring, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding shares. See “Majority Shareholder Reorganization” in Note 1 herein.

Note 13 — Retirement Plans

      Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributions. Total expense for this plan was $237,000, $887,000 and $876,000 for the years ended December 31, 2001, 2000 and 1999, respectively and $176,000 and $192,000 for the nine months ended September 30, 2002 and 2001, respectively.

      In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we paid $5.9 million, $7.4 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively and paid $5.0 million and $4.6 million for the nine months ended September 30, 2002 and 2001, respectively.

Note 14 — Restructuring Expense

      Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to September 11.

      There were a total of 278 employees affected by the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 expense recorded in 2001, $4.6 million had been paid out to a total of 261 employees by the end of the year. As of both December 31, 2001 and September 30, 2002, $1.1 million is included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet.

Note 15 — Income Taxes

      A significant portion of our operation is located in The Bahamas where there are no income taxes. In 2001, 2000 and 1999, the income tax provision relating to our US operations was as follows:

	For the Year Ended December 31,

	2001	2000	1999

	(In thousands of US dollars)
Current:
Federal	$3,502	$4,930	$9,197
State	1,462	1,178	157

	4,964	6,108	9,354
Deferred:
Federal	(3,874)	205	(30)

	$1,090	$6,313	$9,324

      The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors:

	For the Year Ended December 31,

	2001	2000	1999

Statutory US federal income tax rate	35.0%	(35.0)%	35.0%
Non US-source income	(29.2)	(40.7)	(40.3)
NOLs and temporary differences for which a valuation allowance has been provided	—	76.7	8.7
Reduction of valuation allowance relating to prior years’ operating loss utilized	(14.5)	—	—
Branch profit taxes and other taxes on US services	8.8	1.7	6.3
Other	3.2	2.9	2.1

Effective tax rate	3.3%	5.6%	11.8%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the deferred tax assets and liabilities were as follows:

	December 31,

	2001	2000

	(In thousands of
	US dollars)
Non-current deferred tax liabilities:
Basis differences on land held for investment, development or resale	$—	$(2,300)
Basis differences on property and equipment	(640)	—

Total deferred tax liabilities	(640)	(2,300)

Non-current deferred tax assets:
NOL carryforwards	224,220	202,000
Assets held for sale	—	26,700
Basis differences on land held for investment, development or resale	4,291	—
Basis differences on property and equipment	—	800
Book reserves not yet deductible for tax return purposes	3,104	2,100
Tax credit carryforwards	2,676	2,700
Other	2,349	4,000

Total deferred tax assets	236,640	238,300
Valuation allowance for deferred tax assets	(232,126)	(236,000)

Deferred tax assets, net of valuation allowance	4,514	2,300

Non-current net deferred tax assets	$3,874	$—

      Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance by approximately $3.9 million during the fourth quarter of 2001, which resulted in a reduction to our provision for income taxes.

      For federal income tax purposes, Sun International North America, Inc. (“KINA”), our wholly-owned subsidiary, had net operating loss (“NOL”) carryforwards of approximately $630 million at December 31, 2001, of which $226 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, $404 million of these NOL carryforwards (the “Pre-Change NOLs”) are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, an additional $8.4 million will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

      Our restricted NOL carryforwards expire as follows: $49.0 million in 2005, $23.0 million in 2006, $15.0 million in 2007 and $1.0 million in 2009. Our unrestricted NOLs expire as follows: $6.0 million in 2005, $10.0 million in 2007, $57.0 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $33.0 million in 2019, $18.0 million in 2020 and $37.0 million in 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16 — Supplemental Cash Flow Disclosures

      Supplemental disclosures required by SFAS No. 95 “Statement of Cash Flows” are presented below.

	December 31,			September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Interest paid, net of capitalization	$43,644	$42,538	$48,680	$33,568	$38,862
Income taxes paid	5,166	5,012	6,688	1,867	4,271
Non-cash investing and financing activities:
Promissory Note issued to Colony in connection with the Resorts Atlantic City Sale	17,500	—	—	—	—
Accrued Interest Note issued to Colony	518	—	—	—	—
Property and equipment acquired under capital lease obligations	16	1,574	938	—	16
Refinancing of capital lease obligation	—	—	1,144	—	—

Note 17 — Commitments and Contingencies

     Lease Obligations

      We lease office space in numerous locations throughout the United States for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

      Future minimum lease obligations under various noncancellable operating leases with terms in excess of one year at December 31, 2001 are as follows (in thousands of US dollars):

Year Ending December 31,

2002	$4,625
2003	4,340
2004	1,532
2005	670
2006	670
Thereafter	395

$12,232

     Casino License

      The operations of casinos in The Bahamas are subject to regulatory controls. A casino license must be obtained by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that we are not able to maintain our license, management believes that we would still realize the carrying value of our related assets.

     Heads of Agreement

      We have an agreement with the Bahamian Government, as amended in 1997, that provides for certain investment incentives to encourage us to undertake an expansion program at Atlantis. This agreement provides for a minimum annual casino win tax of $4.3 million on gaming win up to $20 million as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a $5 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of annual casino license fees and a 50% credit against all win tax to be paid until 2009. The tax structure became effective January 1, 1998.

      In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate’s Cove Beach Resort (a 562-room hotel on Paradise Island) which we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering our available development resources and alternative uses of capital, we postponed this project. As a result, in June 2000, we were notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998, as follows: There is no change in win tax on gaming win up to $20 million, however, we incur 12.5% win tax on gaming win between $20 million and $120 million, and a 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, we receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under our agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event we begin construction of these additional rooms.

      The agreement also provides for a five-year joint marketing agreement, pursuant to which the Bahamian Government shall match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

     Litigation, Claims and Assessments

      We are a defendant in certain litigation and are aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Segment Information

      SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses performance of such segments. We operate in five geographical segments in one industry, the development, operation and management of premier resort and casino properties. We evaluate the performance of our segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Casino/hotel:
Atlantic City, New Jersey(a)
Gaming	$—	$235,827	$221,015	$—	$—
Rooms	—	16,412	15,160	—	—
Food and beverage	—	26,039	25,512	—	—
Other	—	4,973	8,075	—	—
Less: promotional allowances	—	(25,288)	(26,632)	—	—

	—	257,963	243,130	—	—

Paradise Island, The Bahamas:
Gaming	116,490	132,108	130,529	92,622	96,764
Rooms	176,573	177,596	149,671	147,504	147,914
Food and beverage	121,415	121,679	111,588	102,709	99,667
Other(b)	78,552	66,280	58,732	69,720	64,562
Insurance recovery	2,000	—	14,209	1,100	—
Less: promotional allowances	(22,778)	(26,491)	(23,608)	(17,146)	(18,610)

	472,252	471,172	441,121	396,509	390,297

Real estate related — Ocean Club Estates	9,771	108,650	—	—	9,771
Management and other fees:
Connecticut	27,396	23,575	39,282	24,296	20,328
Indian Ocean	6,841	7,539	6,477	3,269	4,183
Dubai	1,123	1,221	538	818	1,063
Harborside at Atlantis(c)	1,408	3,428	—	1,262	1,196
Maldives(d)	38	—	—	222	13
Palmilla	—	—	—	17	—
Other segments	14,212	11,147	8,419	11,196	9,798

Net revenues	$533,041	$884,695	$738,967	$437,589	$436,649

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

				(Unaudited)

	(In thousands of US dollars)
Casino/hotel:
Atlantic City, New Jersey(a)	$—	$7,593	$(253)	$—	$—
Paradise Island, The Bahamas(b)	68,183	85,666	93,609	77,353	70,659

	68,183	93,259	93,356	77,353	70,659

Real estate related — Ocean Club Estates	6,906	76,378	—	—	6,906
Management and other fees, net of amortization
Connecticut	26,916	23,096	38,802	23,936	19,968
Indian Ocean	6,841	7,539	6,477	3,269	4,183
Dubai	1,123	1,221	538	818	1,063
Harborside at Atlantis(c)	1,408	3,428	—	1,262	1,196
Maldives(d)	38	—	—	222	13
Palmilla	—	—	—	17	—
General corporate	(23,896)	(23,330)	(16,899)	(23,757)	(16,783)
Pre-opening expenses	(6,904)	(7,616)	(5,398)	—	(5,136)
Restructuring costs	(5,732)	—	—	—	(1,200)
Purchase termination costs	—	(11,202)	—	—	—
Transaction costs	—	(7,014)	—	—	—
Write-down of net assets held for sale	—	(229,208)	—	—	—
Other segments	3,154	1,694	2,348	(3,576)	2,160
Corporate marketing, retail and public relations	(2,359)	(3,089)	(4,792)	(1,597)	(1,664)

Income (loss) from operations	75,678	(74,844)	114,432	77,947	81,365

Other income (expense):
Interest income	7,471	4,194	12,725	2,538	6,145
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)	(30,227)	(41,386)
Equity in earnings of associated companies:
Indian Ocean	3,302	3,445	2,628	763	1,508
Harborside at Atlantis(c)	472	780	—	740	1,031
Maldives(d)	(715)	—	—	(593)	(373)
Palmilla	—	—	—	(23)	—
Gain on settlement of territorial dispute	—	—	—	5,069	—
Other, net	(760)	(688)	60	(204)	(450)

Income (loss) before income taxes and extraordinary items	$32,746	$(112,791)	$79,146	$56,010	$47,840

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of	Nine Months Ended		Nine Months Ended
	September 30, 2002	September 30, 2002		September 30, 2001

	Total	Depreciation and	Capital	Depreciation and	Capital
	Assets	Amortization	Additions	Amortization	Additions

	(unaudited)

	(In thousands of US dollars)
Casino/hotel:
Paradise Island, The Bahamas	$958,163	$39,776	$29,826	$36,946	$43,454
Real estate related:
Atlantic City, New Jersey	53,605	—	—	—	—
Paradise Island, The Bahamas	13,946	—	—	—	—

	67,551	—	—	—	—

Equity investment in Indian Ocean	22,265	—	—	—	—
Equity investment in Maldives(d)	2,459	—	—	—	—
General corporate	338,566	813	850	880	1,261
Corporate marketing, retail and public relations	1,192	186	—	222	—
Trading Cove New York	1,473	—	—	—	—
Other segments	1,209	265	—	5	—

	$1,392,878	$41,040	$30,676	$38,053	$44,715

		Year Ended
	As of	December 31, 2001
	December 31, 2001
		Depreciation and
	Total	Amortization	Capital
	Assets	of Goodwill	Additions

	(In thousands of US dollars)
Casino/hotel:
Paradise Island, The Bahamas	$1,165,711	$50,035	$65,882

Real estate related:
Atlantic City, New Jersey	53,575	—	—
Paradise Island, The Bahamas	13,946	—	—

	67,521	—	—

Equity investment in Indian Ocean	22,891	—	—
Equity investment in Maldives(d)	3,053	—	—
General corporate	93,417	1,161	1,708
Trading Cove New York	1,523	—	—
Corporate marketing, and public relations	1,311	287	—
Other segments	1,604	7	—

	$1,357,031	$51,490	$67,590

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions — Continued

		Year Ended December 31, 2000
	As of
	December 31, 2000	Depreciation and
		Amortization of	Capital
	Total Assets	Goodwill	Additions

	(In thousands of US dollars)
Casino/hotel:
Atlantic City, New Jersey	$—	$16,236	$11,316
Paradise Island, The Bahamas(e)	1,162,060	42,422	137,987

	1,162,060	58,658	149,303

Real estate related:
Atlantic City, New Jersey	56,176	—	—
Paradise Island, The Bahamas	17,538	—	—

	73,714	—	—

Net assets held for sale(a)	138,350	—	—
Equity investment in Indian Ocean	25,467	—	—
General corporate	58,632	1,257	6,589
Corporate marketing, and public relations	1,404	304	—
Other segments	1,164	4	—

	$1,460,791	$60,223	$155,892

		Year Ended December 31, 1999
	As of
	December 31, 1999	Depreciation and
		Amortization of	Capital
	Total Assets	Goodwill	Additions

	(In thousands of US dollars)
Casino/hotel:
Atlantic City, New Jersey	$429,854	$16,156	$42,574
Paradise Island, The Bahamas	1,054,708	39,631	24,200
Paradise Island expansion, opened December 1998(f)	—	—	117,808

	1,484,562	55,787	184,582

Real estate related:
Atlantic City, New Jersey	61,307	—	9,433
Paradise Island, The Bahamas	30,022	—	4

	91,329	—	9,437

Equity investment in Indian Ocean	24,871	—	—
General corporate	68,222	1,120	10,828
Corporate marketing, retail and public relations	1,729	321	199
Other segments	758	2	—

	$1,671,471	$57,230	$205,046

(a)	See discussion of the Resorts Atlantic City Sale in Note 1 herein.

(b)	Includes tour operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	The construction of timeshare units at Harborside at Atlantis was completed in February 2001. Sales of these units began in May 2000.

(d)	We acquired a 25% interest in Kanuhura effective August 1, 2001.

(e)	In 2000, capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly renovated golf course, including a new club house.

(f)	Capital additions related to a 1998 expansion of Atlantis on Paradise Island are included in total assets under Paradise Island, The Bahamas.

Note 19 — Equity in Earnings of Associated Companies

      The accompanying consolidated financial statements include equity in earnings of associated companies as a result of our 20.4% interest in Indian Ocean Resorts, our 50% interest in Harborside at Atlantis and our 25% interest in Kanuhura.

      Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following unaudited summarized financial information of Indian Ocean Resorts has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001, 2000 and 1999; converted to US dollars at the appropriate exchange rate.

	For the Year Ended December 31,

	2001	2000	1999

	(In thousands of US dollars)
Revenues	$93,398	$106,151	$84,007
Income from operations	25,277	28,310	15,630
Income before income taxes	20,136	20,480	13,171

	As of December 31,

	2001	2000	1999

	(In thousands of US dollars)
Current assets	$27,413	$24,424	$21,075
Total assets	225,835	238,286	264,345
Current liabilities	32,950	35,173	61,595
Shareholders’ equity	119,635	127,379	140,865

      Harborside at Atlantis constructs, sells and manages time-share units in Paradise Island, The Bahamas. Construction of 82 units was completed in February 2001 and sales of time-share units began in May 2000. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001 and 2000.

	For the Year Ended
	December 31,

	2001	2000

	(In thousands of
	US dollars)
Revenues	$35,371	$18,446
Income from operations	1,372	1,561
Income before income taxes	1,372	1,561

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

	2001	2000

	(In thousands of
	US dollars)
Current assets	$99,832	$27,306
Total assets	109,357	79,175
Current liabilities	88,700	57,830
Shareholders’ equity	20,657	17,305

      Effective August 1, 2001, we acquired our 25% interest in Kanuhura. The following unaudited summarized financial information of Kanuhura has been prepared under accounting principals generally accepted in the United States at and for the year ended December 31, 2001.

For the Year Ended
December 31, 2001

(In thousands of
US dollars)
Revenues	$3,809
Loss from operations	(1,261)
Loss before income taxes	(2,564)

As of
December 31, 2001

(In thousands of
US dollars)
Current assets	$3,215
Total assets	33,048
Current liabilities	4,724
Shareholders’ equity	2,091

Note 20 — Fair Value of Financial Instruments

      The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

      Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

      We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable. The fair value of our fixed rate debt at December 31, 2001 was approximately $486.6 million as compared to its carrying value of $493.9 million; (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2001 equal their carrying value, and are reflected as other long-term liabilities on the accompanying consolidated balance sheet. The carrying value and negative fair value of our Prior Swap Agreements at December 31, 2000 was $0 and $454,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21 — Supplemental Condensed Consolidating Financial Information

      Our payment obligations under the Senior Subordinated Notes were co-issued by KZL and KINA. The Senior Subordinated Notes are guaranteed by substantially all of our wholly-owned subsidiaries (the “Subsidiary Guarantors”) and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the Senior Subordinated Notes, KZL and KINA and, on a combined basis, for the Subsidiary Guarantors. KZL’s non-guarantor subsidiaries are minor and, therefore, are not separately presented.

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 2001

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	$4,065	$1,242	$18,003	$7,161	$30,471
Restricted cash	—	—	4,518	—	4,518
Trade receivables, net	82	1,102	36,270	—	37,454
Due from affiliates	336,351	237,801	(547,185)	1,397	28,364
Inventories	—	91	8,716	—	8,807
Prepaid expenses	5	188	5,033	—	5,226

Total current assets	340,503	240,424	(474,645)	8,558	114,840
Property and equipment, net	—	54,221	1,077,060	23,911	1,155,192
Note receivable	—	18,018	—	—	18,018
Due from affiliates — non-current	3,250	—	12,638	—	15,888
Deferred tax asset, net	—	3,874	—	—	3,874
Deferred charges and other assets, net	2,477	9,898	6,317	—	18,692
Investment in subsidiaries	356,567	10	280,049	(636,626)	—
Investment in associated companies	3,053	—	34,425	(6,951)	30,527

Total assets	$705,850	$326,445	$935,844	$(611,108)	$1,357,031

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$70	$191	$—	$261
Accounts payable and accrued liabilities	23,054	18,629	97,718	8,662	148,063
Due to affiliates — current	—	—	(1,397)	1,397	—
Capital creditors	—	—	6,570	—	6,570

Total current liabilities	23,054	18,699	103,082	10,059	154,894

Other long-term liabilities	5,503	—	—	—	5,503
Long-term debt, net of current maturities	94,497	399,438	24,296	—	518,231

Total liabilities	123,054	418,137	127,378	10,059	678,628

Shareholders’ equity	582,796	(91,692)	808,466	(621,167)	678,403

Total liabilities and shareholders’ equity	$705,850	$326,445	$935,844	$(611,108)	$1,357,031

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 2000

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	$106	$(725)	$16,690	$6,426	$22,497
Restricted cash	—	—	1,651	—	1,651
Trade receivables, net	90	631	39,831	60	40,612
Due from affiliates	456,471	(160,760)	(255,995)	(5,576)	34,140
Inventories	—	71	10,346	—	10,417
Prepaid expenses	261	155	9,433	—	9,849
Net assets held for sale	—	(5,889)	144,395	(156)	138,350

Total current assets	456,928	(166,517)	(33,649)	754	257,516
Property and equipment, net	—	58,720	1,072,881	23,908	1,155,509
Due from affiliates, non-current	—	199,337	5,069	(199,337)	5,069
Deferred charges and other assets, net	2,239	24	10,857	—	13,120
Investment in subsidiaries	350,947	511,712	804,317	(1,666,976)	—
Investment in associated companies	—	—	33,952	(4,375)	29,577

Total assets	$810,114	$603,276	$1,893,427	$(1,846,026)	$1,460,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$58	$172	$—	$230
Accounts payable and accrued liabilities	7,610	12,985	111,353	4,924	136,872
Due to affiliates	—	—	5,300	(5,300)	—
Capital creditors	—	—	12,954	—	12,954

Total current liabilities	7,610	13,043	129,779	(376)	150,056
Long-term debt, net of current maturities	225,000	199,420	244,488	—	668,908
Due to affiliates, non-current	—	—	199,337	(199,337)	—

Total liabilities	232,610	212,463	573,604	(199,713)	818,964

Shareholders’ equity	577,504	390,813	1,319,823	(1,646,313)	641,827

Total liabilities and shareholders’ equity	$810,114	$603,276	$1,893,427	$(1,846,026)	$1,460,791

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Revenues:
Casino and resort revenues	$—	$—	$477,183	$(6,289)	$470,894
Less: promotional allowances	—	—	(22,778)	—	(22,778)

	—	—	454,405	(6,289)	448,116
Tour operations	—	—	36,348	—	36,348
Management and other fees	—	15,087	36,806	(15,087)	36,806
Real estate related	—	—	9,771	—	9,771
Insurance recovery	—	—	2,000	—	2,000
Other	—	893	(893)	—	—
Affiliated sales	—	—	9,742	(9,742)	—

	—	15,980	548,179	(31,118)	533,041

Expenses:
Casino and resort expenses	—	—	267,396	(14,377)	253,019
Tour operations	—	—	32,061	(20)	32,041
Selling, general and administrative	—	—	81,840	(1,634)	80,206
Management fee	634	—	14,453	(15,087)	—
Real estate related	—	—	3,044	(179)	2,865
Corporate expenses	1,506	8,802	13,456	1,342	25,106
Depreciation and amortization	—	124	51,366	—	51,490
Restructuring costs	—	—	5,732	—	5,732
Pre-opening expenses	—	—	6,904	—	6,904

	2,140	8,926	476,252	(29,955)	457,363

Income (loss) from operations	(2,140)	7,054	71,927	(1,163)	75,678

Other income and expenses:
Interest income	742	4,296	2,433	—	7,471
Interest expense, net of capitalization	(10,938)	(27,736)	(14,028)	—	(52,702)
Affiliated interest income	7,575	6,931	(1)	(14,505)	—
Affiliated interest expense	—	—	(14,505)	14,505	—
Equity in earnings (loss) of associated companies	(714)	—	471	3,302	3,059
Dividend income	2,836	—	2,872	(5,708)	—
Other, net	—	(664)	(96)	—	(760)

Income (loss) before income taxes	(2,639)	(10,119)	49,073	(3,569)	32,746
Benefit (provision) for income taxes	—	4,597	(4,065)	(1,622)	(1,090)

Net income (loss)	$(2,639)	$(5,522)	$45,008	$(5,191)	$31,656

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Revenues:
Casino and resort revenues	$—	$—	$762,496	$(6,630)	$755,866
Less: promotional allowances	—	—	(51,779)	—	(51,779)

	—	—	710,717	(6,630)	704,087
Tour operations	—	—	33,192	—	33,192
Management and other fees	2,070	21,846	33,693	(21,846)	35,763
Real estate related	—	—	108,650	—	108,650
Other	—	38	2,965	—	3,003
Affiliated sales	—	244	8,692	(8,936)	—

	2,070	22,128	897,909	(37,412)	884,695

Expenses:
Casino and resort expenses	—	—	471,780	(18,207)	453,573
Tour operations	—	—	29,637	(11)	29,626
Selling, general and administrative	—	—	100,396	3,069	103,465
Management fee	634	—	21,212	(21,846)	—
Real estate related	—	—	32,272	—	32,272
Corporate expenses	1,684	11,694	12,379	(417)	25,340
Depreciation and amortization	—	258	59,965	—	60,223
Write-off of Desert Inn costs	—	11,202	—	—	11,202
Transaction costs	7,014	—	—	—	7,014
Pre-opening expenses	—	—	7,616	—	7,616
Write down of assets to be sold	—	233,085	—	(3,877)	229,208

	9,332	256,239	735,257	(41,289)	959,539

Income (loss) from operations	(7,262)	(234,111)	162,652	3,877	(74,844)

Other income and expenses:
Interest income	144	234	3,816	—	4,194
Affiliated interest income	8,810	(18,076)	36,152	(26,886)	—
Affiliated interest expense	—	—	(26,886)	26,886	—
Interest expense, net of capitalization	(13,163)	18,075	(50,590)	—	(45,678)
Equity in earnings of associated companies	—	—	780	3,445	4,225
Dividend income	2,839	—	2,848	(5,687)	—
Other, net	—	11	(699)	—	(688)

Income (loss) before income taxes	(8,632)	(233,867)	128,073	1,635	(112,791)
Benefit (provision) for income taxes	27	(4)	(6,336)	—	(6,313)

Net income (loss)	$(8,605)	$(233,871)	$121,737	$1,635	$(119,104)

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1999

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Revenues:
Casino and resort revenues	$—	$—	$703,074	$(6,557)	$696,517
Less: promotional allowances	—	—	(50,240)	—	(50,240)

	—	—	652,834	(6,557)	646,277
Tour operations	—	—	28,714	—	28,714
Management and other fees	14,610	22,183	32,288	(22,183)	46,898
Insurance recovery	—	—	14,209	—	14,209
Other	—	—	2,869	—	2,869
Affiliated sales	—	325	8,665	(8,990)	—

	14,610	22,508	739,579	(37,730)	738,967

Expenses:
Casino and resort expenses	—	—	436,777	(12,908)	423,869
Tour operations	—	—	27,816	—	27,816
Selling, general and administrative	—	—	95,942	(1,980)	93,962
Management fee	634	—	21,549	(22,183)	—
Corporate expenses	1,457	6,845	8,679	(721)	16,260
Depreciation and amortization	—	284	56,946	—	57,230
Pre-opening expenses	—	—	5,398	—	5,398

	2,091	7,129	653,107	(37,792)	624,535

Income from operations	12,519	15,379	86,472	62	114,432

Other income and expenses:
Interest income	9,930	408	2,387	—	12,725
Affiliated interest income	8,798	(18,069)	36,532	(27,261)	—
Affiliated interest expense	—	—	(27,261)	27,261	—
Interest expense, net of capitalization	(8,798)	18,069	(59,970)	—	(50,699)
Equity in earnings of associated companies	—	—	—	2,628	2,628
Dividend income	3,232	—	2,651	(5,883)	—
Other, net	—	277	(217)	—	60

Income (loss) before income taxes	25,681	16,064	40,594	(3,193)	79,146
Provision for income taxes	(6,479)	(50)	(2,795)	—	(9,324)

Net income (loss)	$19,202	$16,014	$37,799	$(3,193)	$69,822

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Cash flows from operating activities:
Net income (loss)	$(2,639)	$(5,522)	$45,008	$(5,191)	$31,656
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	263	1,160	54,269	—	55,692
Deferred income tax benefit	—	(3,874)	—	—	(3,874)
Provision for doubtful receivables	—	—	6,355	—	6,355
(Gain) loss on disposition of other assets	—	664	96	—	760
Equity in earnings of associated companies, net of dividends received	714	—	(471)	(430)	(187)
Dividends to parent	—	—	(2,836)	2,836	—
Net change in deferred charges and other assets	—	108	(1,506)	—	(1,398)
Net change in working capital accounts:
Receivables	8	(6,289)	2,559	—	(3,722)
Due from affiliates	1,100	—	277	—	1,377
Inventories and prepaid expenses	256	(53)	4,895	—	5,098
Accounts payable and accrued liabilities	3,445	5,143	(9,697)	2,785	1,676
Other	—	—	5,900	—	5,900

Net cash provided by (used in) operating activities	3,147	(8,663)	104,849	—	99,333

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(399)	(67,191)	—	(67,590)
Proceeds received from the sale of Resorts Atlantic City, net	—	120,850	—	—	120,850
Proceeds received from repayment of note receivable	12,000	—	—	—	12,000
Proceeds from the sale of assets	—	2,196	351	—	2,547
Acquisition of equity interest in associated companies	(3,768)	—	—	—	(3,768)
Advances to associated companies	(3,250)	—	(3,170)	—	(6,420)

Net cash provided by (used in) investing activities	4,982	122,647	(70,010)	—	57,619

Cash flows from financing activities:
Proceeds from the exercise of share options	7,930	—	—	—	7,930
Borrowings	—	200,000	74,500	—	274,500
Repayment of borrowings	(68,270)	(79,063)	(272,403)	—	(419,736)
Debt issuance and modification costs	(500)	(6,250)	(2,055)	—	(8,805)
Advances from (repayments to) affiliates	56,670	(226,704)	170,034	—	—

Net cash used in financing activities	(4,170)	(112,017)	(29,924)	—	(146,111)

Increase in cash and cash equivalents	3,959	1,967	4,915	—	10,841
Cash and cash equivalents at beginning of period	106	(725)	24,767	—	24,148

Cash and cash equivalents at end of period	$4,065	$1,242	$29,682	$—	$34,989

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Cash flows from operating activities:
Net income (loss)	$(8,605)	$(233,871)	$121,737	$1,635	$(119,104)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	185	333	63,822	—	64,340
Write-down of net assets held for sale	—	233,085	—	(3,877)	229,208
Purchase termination costs	—	11,202	—	—	11,202
(Gain) loss on disposition of other assets	—	(24)	712	—	688
Equity in earnings of associated companies, net of dividends received	—	—	(780)	(597)	(1,377)
Dividends to parent	—	—	(2,839)	2,839	—
Provision for doubtful receivables	—	—	6,492	—	6,492
Provision for discount on CRDA obligations, net	—	—	799	—	799
Net change in deferred tax liability	—	205	—	—	205
Net change in deferred charges and other assets	—	(899)	(769)	—	(1,668)
Net change in working capital accounts:
Receivables	10	603	(9,792)	—	(9,179)
Due from affiliates	—	—	(4,658)	—	(4,658)
Inventories and prepaid expenses	289	(171)	(2,170)	—	(2,052)
Accounts payable and accrued liabilities	1,463	(114)	25,141	—	26,490
Other	—	—	23,912	—	23,912

Net cash provided by (used in) operating activities	(6,658)	10,349	221,607	—	225,298

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(6,099)	(149,793)	—	(155,892)
Net proceeds from the sale of other assets	—	170	331	—	501
Deposit refunded for proposed Desert Inn acquisition	—	7,750	—	—	7,750
Advances to associated companies	—	—	(18,663)	—	(18,663)
Reclassification of cash to net assets held for sale	—	—	(21,453)	—	(21,453)
CRDA deposits and other	—	(361)	(2,334)	—	(2,695)

Net cash provided by (used in) investing activities	—	1,460	(191,912)	—	(190,452)

Cash flows from financing activities:
Proceeds from the exercise of share options	2,866	—	—	—	2,866
Borrowings	125,000	—	77,000	—	202,000
Repayment of borrowings	—	(16)	(113,047)	—	(113,063)
Repurchase of Ordinary Shares	(141,792)	—	—	—	(141,792)
Debt issuance and modification costs	—	—	(919)	—	(919)
Advances from (repayments to) affiliates	20,536	(18,958)	(1,578)	—	—

Net cash provided by (used in) financing activities	6,610	(18,974)	(38,544)	—	(50,908)

Decrease in cash and cash equivalents	(48)	(7,165)	(8,849)	—	(16,062)
Cash and cash equivalents at beginning of period	154	6,440	33,616	—	40,210

Cash and cash equivalents at end of period	$106	$(725)	$24,767	$—	$24,148

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 1999

			Guarantor
	KZL	KINA	Subsidiaries	Eliminations	Consolidated

	(In thousands of US dollars)
Cash flows from operating activities:
Net income (loss)	$19,202	$16,014	$37,799	$(3,193)	$69,822
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	173	353	59,621	—	60,147
Gain on disposition of other assets	—	(3)	(57)	—	(60)
Equity in earnings of associated companies, net of dividends received	—	—	—	23	23
Dividends to parent	—	—	(3,232)	3,232	—
Provision for doubtful receivables	—	—	6,466	—	6,466
Provision for discount on CRDA obligations, net	—	—	587	—	587
Net change in deferred tax liability	—	(30)	—	—	(30)
Net change in deferred charges and other assets	—	(146)	4,694	—	4,548
Net change in working capital accounts:
Receivables	(9,639)	1,230	(12,031)	—	(20,440)
Due from affiliates	—	—	(7,150)	—	(7,150)
Inventories and prepaid expenses	(260)	(52)	(7,817)	—	(8,129)
Accounts payable and accrued liabilities	(5,519)	(2,362)	12,141	(62)	4,198

Net cash provided by operating activities	3,957	15,004	91,021	—	109,982

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	—	(10,066)	(194,980)	—	(205,046)
Net proceeds from the sale of non-operating land and other assets	—	5,050	136	—	5,186
Proceeds from redemption of subordinated notes	94,126	—	—	—	94,126
Deposit paid for proposed Desert Inn acquisition	—	(16,117)	—	—	(16,117)
Payments for investment in associated company	—	—	(600)	—	(600)
Sale of subordinated notes	2,798	—	—	—	2,798
CRDA deposits	—	—	(2,746)	—	(2,746)

Net cash provided by (used in) investing activities	96,924	(21,133)	(198,190)	—	(122,399)

Cash flows from financing activities:
Proceeds from the exercise of share options	2,696	—	—	—	2,696
Borrowings	—	—	129,000	—	129,000
Repayment of borrowings	—	—	(118,854)	—	(118,854)
Repurchase of Ordinary Shares	(20,977)	—	—	—	(20,977)
Debt issuance and modification costs	—	—	(2,361)	—	(2,361)
Advances from (repayments to) affiliates	(82,551)	12,541	70,010	—	—

Net cash provided by (used in) financing activities	(100,832)	12,541	77,795	—	(10,496)

Increase (decrease) in cash and cash equivalents	49	6,412	(29,374)	—	(22,913)
Cash and cash equivalents at beginning of period	105	28	62,990	—	63,123

Cash and cash equivalents at end of period	$154	$6,440	$33,616	$—	$40,210

PROSPECTUS

Sun International Hotels Limited

Sun International North America, Inc.

          In this prospectus, the terms “we,” “us,” and “our” refer collectively to Sun International Hotels Limited and Sun International North America, Inc.

      From time to time, we, as co-obligors, may sell any of the following securities:

      — DEBT SECURITIES

      — WARRANTS (DEBT)

      From time to time, Sun International Hotels Limited may also sell any of the following securities:

      — PREFERENCE SHARES

      — ORDINARY SHARES

      — WARRANTS (EQUITY)

      We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. The aggregate of the offering prices of securities covered by this prospectus that we or any selling shareholders may sell will not exceed $500,000,000.

      Sun International Hotels Limited ordinary shares are listed on the New York Stock Exchange under the symbol “SIH.” The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on the New York Stock Exchange or any other securities exchange of the securities covered by the prospectus supplement.

      In addition, any or all of the ordinary shares being registered hereby may be offered by one or more selling shareholders. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

      The securities may be sold directly by us, or, in the case of the ordinary shares, may be sold by selling shareholders, to investors, through agents designated from time to time or to or through underwriters or dealers. See “Plan of Distribution.” If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement. We would not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

       Investing in the securities involves certain risks. See “Risk Factors” beginning on page 7.

       This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
RISK FACTORS
ORGANIZATIONAL STRUCTURE
USE OF PROCEEDS
PRICE RANGE OF OUR ORDINARY SHARES AND DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF MATERIAL INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS

      As used in this prospectus, unless the context requires otherwise:

•	“Sun International” or the “Company” means Sun International Hotels Limited and/or its predecessors and consolidated subsidiaries, including SINA, as the context may require; and

•	“SINA” means Sun International North America, Inc.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $200,000,000. Under this shelf process, selling shareholders may sell ordinary shares up to an aggregate offering price of $300,000,000 in one or more offerings.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      Sun International files annual and special reports, proxy statements and other information with the SEC. SINA files annual, quarterly and special reports and other information with the SEC. Sun International and SINA’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that Sun International or SINA files at the SEC’s public reference facilities in Washington, D.C., at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility.

      Reports, proxy statements and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      We have elected to incorporate by reference into this prospectus the following documents (including the documents incorporated by reference therein) filed by Sun International with the SEC:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the SEC on July 2, 2001; and

•	Current Reports on Form 6-K, filed with the SEC on July 3, 2001; July 10, 2001; July 19, 2001; July 20, 2001; July 24, 2001; August 1, 2001 (two reports); August 2, 2001; August 3, 2001; August 9, 2001; August 22, 2001; September 20, 2001; September 21, 2001; October 22, 2001; October 29, 2001; November 5, 2001; November 6, 2001; December 5, 2001; December 27, 2001; February 5, 2002; February 19, 2002; April 24, 2002; May 7, 2002 (two reports); May 8, 2002 (two reports); and May 21, 2002 (two reports).

      We have elected to incorporate by reference into this prospectus the following documents (including the documents incorporated by reference therein) filed by SINA with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002; and

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the SEC on May 15, 2002.

      Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Except as provided in the next sentence, we also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the termination of this offering. Sun International may incorporate any

Current Reports on Form 6-K filed after the date of this prospectus and prior to the termination of this offering by identifying in such forms that they are being incorporated by reference into this prospectus.

      You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us at the following address:

      Secretary

Sun International Hotels Limited
Coral Towers, The Bahamas
(242) 363-6017

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Sun International’s ordinary shares and other matters. Statements in this prospectus, including those incorporated by reference, that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this prospectus, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this prospectus. These risks and uncertainties include, but are not limited to, development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading “Risk Factors” in this prospectus and in our filings with the SEC.

      Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this prospectus and the documents incorporated by reference, including any amendments. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

THE COMPANY

      Unless the context otherwise indicates and except with respect to any description of the notes, references to “we,” “us,” and “our” are to Sun International Hotels Limited, or Sun International, and its subsidiaries (including Sun International North America, Inc., or SINA), taken as a whole.

The Company

      We are a leading developer and operator of premier casinos, resorts and luxury hotels. We focus our operations on two distinct businesses: destination casino resorts and luxury resort hotels.

      In our destination casino resort business, we own and operate the Atlantis resort located on Paradise Island, The Bahamas. We believe that the ocean-themed Atlantis, which features the world’s largest open-air aquarium and the largest hotel and casino in the Caribbean market, is a “one of a kind” destination resort. We also developed and receive revenue from Mohegan Sun in Uncasville, Connecticut, which we believe is one of the most profitable casinos in the United States.

      In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.

Businesses

Destination Casino Resorts

      Our destination casino resort business consists of large-scale, premier destination resorts that we believe are “must see” properties. The existing properties in this business are Atlantis and Mohegan Sun. These properties feature distinctive themes, unique architectural designs and decors, and offer a wide range of gaming, entertainment and other amenities. We believe these properties maintain competitive advantages due to their scale, location, design, variety of amenities and significant barriers to entry in the markets in which they operate.

     Atlantis

      Our flagship destination casino resort is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Since we acquired the property in 1994, we have spent approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. Atlantis features three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex which includes the largest casino in the Caribbean market, containing approximately 1,000 slot machines and 80 table games, 16 restaurants, approximately 100,000 square feet of convention space, a sports center and over 30,000 square feet of high-end retail space. The 63-slip, full service Marina at Atlantis generates amongst the highest average docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length. We also developed Harborside at Atlantis, a timeshare project located adjacent to Atlantis, through a joint venture with Starwood Hotels and Resorts Worldwide, Inc.

      Atlantis is master-planned for expansion, and we believe the approximately 100 acres of undeveloped land we own on Paradise Island gives us the capacity to add more than 2,000 new hotel rooms as well as condominiums and additional timeshare units, restaurants, retail space and other facilities. We are evaluating plans for a 1,000-room hotel expansion at Atlantis that will cater primarily to the middle-market customer segment. This expansion is contingent upon a number of factors, including demand for rooms at Atlantis.

     Mohegan Sun

      We believe that the Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. The property features the 176,500 square foot Casino of the Earth with 3,655 slot machines, 158 table games, 42 poker tables and various other amenities. For the quarter ended March 31, 2002, Mohegan Sun reported gross revenue of $249.1 million and a gross win per slot per day of $295. We believe that Mohegan Sun benefits from a superior location and strong demographics. It is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut, and is within 150 miles of approximately 22 million adults. Mohegan Sun has spent approximately $40 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

      We developed Mohegan Sun and managed the property from its opening in 1996 until January 2000 through Trading Cove Associates, or TCA, a partnership in which we own a 50% interest. On January 1, 2000, TCA turned over management of the property to the Mohegan Tribe and TCA now receives payments equal to 5% of the gross revenues generated by the property from January 2000 through December 2014, including the expansion described below.

      We are also overseeing the completion of an approximate $1.0 billion expansion of the property through TCA. This expansion includes the Casino of the Sky, with 119,000 square feet of additional gaming space containing 2,564 slot machines and 82 table games, a 34-story, 1,200-room luxury hotel, 100,000 square feet of convention space, a 10,000-seat arena, 4,600 additional parking spaces, 130,000 square feet of retail space, specialty retail shops and additional restaurants. The expanded casino, retail space and 10,000-seat arena opened in September 2001, and the convention space and 734 hotel rooms opened in April 2002, with the remainder of the expansion expected to open in phases and be completed in June 2002. As a result of the Mohegan Sun expansion, we believe that the gross revenues of the property will increase.

Luxury Resort Hotels

      Our luxury resort hotel business consists of a collection of premier beach resort hotels that operate primarily in the five-star, deluxe-end of the resort market. The properties in our luxury resort hotel business are as follows:

      In Mauritius, we manage and own interests in five beach resorts: the renovated 175-room Le Saint Géran Hotel; the 200-room Le Touessrok Hotel & Ile Aux Cerfs; the 248-room La Pirogue Hotel; the 333-room Le CoCo Beach; and the 238-room Sugar Beach Resort Hotel.

      In the Maldives, located off the southern tip of India, we manage and own an interest in the Kanuhura Resort & Spa, a 110-room luxury resort located on Kanuhura Island.

      In the Middle East, we manage the Royal Mirage Hotel in Dubai, a luxury 258-room hotel which opened in August 1999, and we are overseeing the development of, and we will manage, a new 225-room luxury hotel that currently is being constructed adjacent to the Royal Mirage Hotel.

      In The Bahamas, we own and operate the Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, including a 50-room addition completed in October 2000. In January 2001, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse. We created Ocean Club Estates during 2000, with 121 luxury homesites set around the golf course.

      Our principal executive offices are located at Coral Towers, Paradise Island, The Bahamas. Our telephone number is (242) 363-6000.

RISK FACTORS

      You should consider carefully all the information included or incorporated by reference in this prospectus and, in particular, should evaluate the following risks before deciding to invest in the securities.

The resort and casino industries are highly competitive, and increases in competition could adversely affect our financial performance.

      The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels located in markets where we conduct business. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

      A number of our competitors are larger and have greater financial and other resources than us. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. This could open markets in which we currently compete to new entrants, and could create new markets which may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

      We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions and upgrades at Atlantis. Each of these projects will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

•	the availability of financing and the terms and covenants in our credit facilities and other debt;

•	shortages in materials;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction, scheduling, engineering, environmental or geological problems;

•	weather interference, floods, fires or other casualty losses;

•	the failure to obtain required licenses, permits or approvals; and

•	unanticipated cost increases.

      The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

      In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to finance our expansion, development and renovation projects as well as capital expenditures through cash flow and borrowings, our expansion, development and renovation efforts could be jeopardized.

      If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining additional equity financing or joint venture partners, or modifying our revolving credit facility. These sources of additional funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulation, which may harm our business.

      Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. We and our necessary key personnel are currently qualified to do business in all the jurisdictions in which we operate. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that increase our costs.

      Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums.

      Historically, our revenues and operating profits in The Bahamas have been higher during the first calendar quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

      The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, our Paradise Island properties were hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. These properties suffered approximately $45.0 million of property damage that took three months to repair. Although this property damage was covered by our insurance policies, we incurred significant increases in our property and windstorm insurance costs as a result. We cannot assure you that our insurance costs will not further increase in the future or that appropriate coverage will be available on acceptable terms or at all. In addition, we cannot assure you that our business will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons and could harm our business, results of operations or financial condition.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

      In The Bahamas, a union represents approximately 3,800 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expires January 1, 2003. Labor relations in The Bahamas have been unstable at times over the last few years, and there have been occasional work stoppages. As the country’s largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government’s labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

      Most patrons of our resorts and hotels arrive by air. Although we consider the current level of air service to The Bahamas, Mauritius, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We are subject to environmental, health and safety laws and regulations and our noncompliance or a significant regulatory change could adversely affect our business, results of operations or financial condition.

      Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

A small number of our shareholders control a significant percentage of our ordinary shares and are able to control decisions affecting our company.

      On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, which is beneficially owned by World Leisure Group Limited, or WLG, and Caledonia Investments plc, or Caledonia, and Kersaf Investments Limited, or Kersaf. As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 24.6% and 29.0%, respectively, of our issued and outstanding ordinary shares, respectively. Consequently, if WLG and Caledonia act together they will be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG and Caledonia could use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies.

You may have difficulty enforcing judgments against us or our directors or management outside the United States.

      Sun International is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets is located outside the United States. As a result, it may be difficult or impossible to:

•	effect service of process within the United States upon us or these persons; or

•	enforce, against us or these persons, in the United States, court judgments obtained in the United States courts, including judgments relating to U.S. federal securities laws.

      It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States, which could negatively affect our revenues.

      Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial portion of the customers at Atlantis and Mohegan Sun reside in the United States. As a result, we and the Mohegan Tribe may be unable to collect gaming debts from patrons of those casinos who reside in such jurisdictions, which could reduce our revenues.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

      We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

      Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases, but this impact could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

We may pay higher insurance premiums for our properties.

      Due to changes in the insurance market arising prior to the September 11 terrorist attacks and the effects of the September 11 terrorist attacks, it is becoming more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks may not be generally available at levels existing prior to the September 11 terrorist attacks. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

Deterioration in general economic and market conditions, including those related to any future terrorist actions, could adversely affect our business.

      Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

      As a result of the events of September 11, 2001, significantly reduced discretionary spending, disruptions in airline travel and cancelation of business conventions had a material adverse impact on our results of operations during September and the fourth quarter of 2001. In addition, the September 11 terrorist attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties which could adversely affect our business and results of operations in ways that cannot presently be predicted. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

We could be adversely affected if Arthur Andersen LLP is unable to perform required audit-related services for us or if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen.

      On March 14, 2002, Arthur Andersen LLP, our independent auditor, was indicted on federal obstruction of justice charges in connection with its role as the auditor for Enron Corporation. On May 6, 2002, the trial of the case began. Arthur Andersen LLP has pleaded not guilty. We do not know the impact of the indictment or trial. In addition, we do not know whether additional indictments will be brought by the Department of Justice or the consequences of any additional indictments. Furthermore, although Arthur Andersen LLP has provided the SEC with assurances that it will continue to audit financial statements in accordance with generally accepted auditing standards and applicable professional and firm auditing standards, including quality control standards, and the SEC has said that it will continue to accept financial statements audited by Arthur Andersen LLP, interim financial statements reviewed by it and consents provided by it for purposes of filings under the Exchange Act, so long as Arthur Andersen LLP is able to make certain representations to its clients, we cannot assure you that the SEC will continue to accept such financial statements, or that Arthur Andersen LLP will continue to be able to provide such representations.

      Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen LLP, if Arthur Andersen LLP becomes unable to make the required representations, if our audit committee decides to terminate Arthur Andersen LLP as our independent auditor, or if for any other reason Arthur Andersen LLP is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage new independent certified public accountants, and we may incur significant expense in familiarizing such new auditors with our accounting. Furthermore, relief which may be available under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP should it cease to operate or be financially impaired.

      The audit committee of our board of directors reviews the selection of our independent certified public accountants each year, and currently is conducting such a review.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying outstanding indebtedness, making additions to our working capital, funding future acquisitions or expansions of our properties.

      We will not receive any of the proceeds from the sale of ordinary shares by selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratios of earnings to fixed charges for the years and periods indicated:

						Three Months
						Ended
	Year Ended December 31,					March 31,

	2001	2000	1999	1998	1997	2001	2002

Ratio of Earnings to Fixed Charges	1.59	—	2.32	1.73	3.65	3.76	2.96

      We computed these ratios by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of debt expense and that portion of rental expense representative of interest. Earnings were insufficient to cover fixed charges by $123,660,000 for the year ended December 31, 2000.

      Because we do not have any preference shares outstanding, our ratio of earnings to fixed charges and preference share dividends was the same as our ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those Debt Securities will be described in the prospectus supplement relating to those Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

      The debt securities (the “Debt Securities”) will be issued by Sun International and SINA, as co-obligors (the “Issuers”). The Debt Securities may constitute either senior or subordinated debt, or any combination thereof, of the Issuers. Debt Securities and the Guarantees, if any, will be issued under an indenture (the “Indenture”) to be entered into by the Issuers, the Guarantors named therein and the trustee named in the applicable prospectus supplement (the “Trustee”). A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition of certain terms used below.

General

      The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued under it. The Debt Securities may be issued in one or more series as we may authorize from time to time. Each series of Debt Securities will be denominated in United States dollars unless otherwise provided in the prospectus supplement relating thereto. The Debt Securities will be issued in denominations of $1,000 and integral multiples thereof unless otherwise provided in the prospectus supplement relating thereto.

      You should refer to the applicable prospectus supplement for the following terms of the Debt Securities of the series with respect to which that prospectus supplement is being delivered:

•	the title of the Debt Securities of the series and the denominations in which any Debt Securities of the series shall be issuable;

•	any limit on the aggregate principal amount of the Debt Securities of the series and any provisions relating to the seniority or subordination of all or any portion of the indebtedness evidenced thereby to other indebtedness of the Issuers;

•	the price or prices at which the Debt Securities of the series will be issued;

•	the dates when, place where and manner in which principal, premium and interest of the Debt Securities of the series is payable or the method of determination thereof;

•	the interest rate and the date from which interest will accrue;

•	the record dates for any interest payable on any Debt Securities of the series;

•	the terms applicable to any “original issue discount”;

•	the terms of any repurchase or remarketing rights of third parties;

•	the terms of any redemption at the option of holders of Debt Securities of the series;

•	if other than the principal amount thereof, the portion of the principal amount of the Debt Securities of the series which will be payable if the maturity is accelerated pursuant to an event of default;

•	any listing of the Debt Securities of the series on a securities exchange;

•	the applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture;

•	any addition to or change in the events of default provided with respect to the Debt Securities of the series;

•	any change in the right of the Trustee or the holders to declare the principal, premium and interest with respect to such Debt Securities due and payable;

•	the terms, if any, on which the Debt Securities of the series will be convertible into or exchanged for any of the Issuers’ common stock, preferred stock, other debt securities or warrants for common stock, preferred stock, indebtedness or other securities of any kind;

•	the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral;

•	the terms, if any, of any guarantee of the payment of principal, premium and interest with respect to Debt Securities of the series;

•	the currency or currencies in which Debt Securities of the series shall be denominated, if other than U.S. dollars, and the place where principal, premium and interest shall be payable and the method of such payment;

•	whether Debt Securities of the series are to be issued in registered form or bearer form and the terms of any such forms of Debt Securities;

•	if the principal amount payable at the maturity of any Debt Securities of the series will not be determinable as of any one or more dates prior to such maturity, the amount which will be deemed to be the principal amount of such Debt Securities as of any such date for any purpose and the terms related thereto;

•	whether and upon what terms debt securities may be defeased;

•	the nature of any global securities and depositary arrangements related thereto;

•	any Trustee, authenticating or paying agent, transfer agent or registrar; and

•	any other material terms of the Debt Securities of the series.

      If we sell any of the Debt Securities for any foreign currency or currency unit or if payments on the Debt Securities are payable in any foreign currency or currency unit, we will describe in the applicable prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those Debt Securities and the foreign currency or currency unit.

DESCRIPTION OF CAPITAL STOCK

      Under the Sun International Memorandum and Articles of Association, Sun International is currently authorized to issue 250,000,000 ordinary shares and 100,000,000 preference shares par value $.001 per share. As of April 30, 2002, 27,716,010 ordinary shares were issued and outstanding (excluding treasury shares) and no preference shares were issued and outstanding.

Ordinary Shares

      Each holder of ordinary shares is entitled to one vote per share on all matters submitted to a vote of shareholders. In the election of directors, no shareholder has cumulative voting rights. Each ordinary share is entitled to share equally in dividends from sources legally available therefor when, as, and if declared by the Sun International Board. Upon liquidation or dissolution of Sun International, whether voluntary or involuntary, each ordinary share is entitled to share equally in the assets of Sun International available for distribution to the holders of the ordinary shares. No conversion or preemptive rights or redemption or sinking fund provisions are applicable to the ordinary shares. The Bank of New York is the transfer agent for the ordinary shares, and is also Sun International’s registrar.

Preference Shares

      Preference shares may be issued from time to time in one or more series with such designations, voting powers, dividend rights, rights of redemption, conversion rights, other special rights, preferences and limitations as may be stated in the resolutions providing for the issue of such preference shares adopted by the Sun International Board except that the Sun International Articles of Association prohibits the issuance of any non-voting preference shares which are not entitled to elect at least one director of Sun International in the case where an event of default in the payment of dividends has occurred and is continuing with respect to such shares. The issuance of preference shares with voting and conversion rights may adversely affect the voting power of the holders of ordinary shares. In addition, because the terms of such preference shares may be fixed by the Sun International Board without shareholder action, the preference shares could be designated and issued quickly in the event Sun International requires additional equity capital. The preference shares could also be designated and issued with terms calculated to defeat a proposed acquisition of Sun International or with terms making the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the ordinary shares.

Other Matters

      The statements set forth under this heading with respect to the International Business Companies Act 2000 of the Commonwealth of The Bahamas (the “IBCA”), the Sun International Memorandum and Articles of Association (the “Sun International Memorandum and Articles”) are brief summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the IBCA, the Sun International Memorandum and Articles. See “Where You Can Find More Information.”

      The rights of the holders of ordinary shares are governed principally by the IBCA and the Sun International Memorandum and Articles.

     Dividend Rights

      Under the IBCA, a corporation is prohibited from making a distribution to stockholders if, after giving effect thereto: (i) such corporation would be unable to meet its liabilities as they become due in the usual course of its business; and (ii) the realizable value of the assets of such corporation would be less than the sum of its total liabilities other than deferred taxes, as shown in the books of account, and its issued and outstanding share capital.

      Holders of ordinary shares are entitled to receive such dividends as may be declared by the Sun International Board out of funds legally available for such purpose. Sun International has never declared or paid a cash dividend on ordinary shares and Sun International does not anticipate declaring or paying any dividends on ordinary shares in the foreseeable future.

     Voting Rights

      Holders of ordinary shares vote as a single class on all matters submitted to a vote of the shareholders, with each ordinary share entitled to one vote. Unless otherwise provided by the IBCA or the Sun International Memorandum and Articles, matters submitted to a vote of the Sun International shareholders must be approved by a majority of the votes cast by the Sun International shareholders. Holders of ordinary shares are not entitled to cumulative votes in the election of directors.

     Directors

      Number and Election of Directors. Under the IBCA, the Articles of Association of a corporation may specify the number of directors. The Sun International Articles of Association currently provide that the Sun International Board shall consist of five directors each serving until the annual general meeting and then, as elected at such meeting, to serve until the date of the next annual general meeting or if later the date his successors shall be duly elected and qualified. The Sun International shareholders, by resolution, may fill vacancies and newly created directorships. Two of Sun International’s directors must be independent directors (the “Independent Directors”). To qualify as an Independent Director, the director must not be an officer or employee of Sun International or its subsidiaries and must not otherwise have a relationship which, in the opinion of the Sun International Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

      The Sun International Articles of Association provides that nominations for directors can be made by the Sun International Board or by any shareholder entitled to vote for the election of directors at a general meeting.

      Fiduciary Duties of Directors. Under the IBCA, directors have a duty to perform their duties honestly and in good faith, in a manner they reasonably believe to be in the best interests of the corporation of which they are a director, and with such care, diligence and skill as a reasonably prudent person would use under similar circumstances. The burden of proving that a director did not discharge his duties in such a manner is on the person making the allegation.

     Call of Extraordinary General Meetings/ Special Meetings

      Subject to any provision in the Memorandum of Association or Articles of Association for a lesser percentage, Section 59 of the IBCA permits a meeting of shareholders to be called upon the written request of members holding more than 50% of the outstanding voting shares. The Sun International Articles of Association provide that the Sun International Board may convene an extraordinary general meeting whenever it thinks fit or when requested to do so by the holders of at least 10% of the paid-up share capital of Sun International pursuant to the IBCA.

     Action by Stockholders or Shareholders Without a Meeting

      The Sun International charter does not address the subject of shareholder action without a meeting. The IBCA provides for shareholder action without a meeting by the written consent of a majority of shareholders.

     Amendment to Sun International Memorandum

      Under the IBCA, shareholders of a corporation such as Sun International are entitled to amend the Memorandum of Association upon the affirmative vote of a majority of the outstanding ordinary shares. In addition, Section 18 of the IBCA allows the directors to amend the Memorandum of Association where permitted by the Memorandum of Association, the Articles of Association, or the IBCA. The Sun International Memorandum of Association does not include any such provision.

     Amendment to Sun International Charter

      The Sun International Articles of Association may be amended upon the affirmative vote of a majority of the outstanding ordinary shares. In addition, Section 17 of the IBCA allows the directors to amend the Articles of Association where permitted by the Memorandum of Association, the Articles of Association or the IBCA or upon an affirmative vote of a majority of the directors present at a meeting or by a written consent signed by a majority of directors then in office.

     Approval of Mergers and Asset Sales

      The IBCA contains certain provisions which address the subject of mergers and asset sales. The Sun International Articles of Association, however, address the subject in greater detail and provides that any merger or consolidation involving Sun International or any sale, lease or other direct or indirect disposition of all or substantially all of the assets of Sun International and its subsidiaries in a transaction or series of related transactions that could reasonably be expected to have an adverse effect on the rights of holders of ordinary shares (other than Sun International Investments Limited (“SIIL”) and/or persons affiliated with SIIL) and, in the case of any merger or consolidation that would result in the holders of ordinary shares (other than SIIL and/or persons affiliated with SIIL) no longer having an interest in Sun International (or the resulting entity, successor or acquiror), it shall be a condition to the consummation of such transaction that Sun International shall have obtained at its own expense an opinion rendered by an internationally recognized investment banking firm selected by the Independent Directors and engaged to the holders of the ordinary shares. The Sun International Articles of Association also require approval of 50% of the Independent Directors for any such sale, lease or disposition. To qualify as an Independent Director for purposes of the above provision, the director must not be an officer or employee of Sun International or its subsidiaries and must not otherwise have a relationship which, in the opinion of the Sun International Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     Amendment to Terms of Ordinary Shares

      The rights attached to ordinary shares may only be varied or abrogated by a resolution of the Sun International Board together with either (i) the consent in writing of the holders of a majority in nominal value of the issued ordinary shares or (ii) a resolution of members holding such ordinary shares passed at a separate meeting of the holders of ordinary shares.

     Rights of Appraisal

      While not using the term “Appraisal Rights” the IBCA contains a provision which gives rise to a shareholder’s rights that is similar to Delaware General Corporation Law concept of appraisal rights under certain circumstances.

      Under Section 82 of the IBCA a member of a company such as Sun International shall be entitled to payment of the fair value of his shares upon dissenting from a merger, unless the company is the surviving company, a consolidation, a sale or transfer or other disposal of more than 50% of the company’s assets, a redemption of a minority shares under Section 80 and an arrangement permitted by the courts. If the member and the company cannot agree on the fair value for the shares they shall each designate an appraiser and the two designated appraisers shall together designate a third appraiser. The three appraisers shall fix the fair value of the shares of the dissenting member which shall be binding on the company and the dissenting member.

     Indemnification of Directors and Officers

      The IBCA permits a corporation to indemnify officers and directors for liability arising from performance of their duties as officers and directors with certain exceptions. The Sun International Articles of Association provide for indemnification of officers, directors and agents of Sun International to the fullest extent permitted under the IBCA provided that such officer, director or agent acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of Sun International and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Anti-Takeover Provisions

      The IBCA and the Sun International Articles of Association do not contain any anti-takeover provisions.

     Rights of Inspection

      Under the IBCA, every member, upon proper written request stating the purpose thereof, may inspect the corporate books and records during usual business hours as long as such inspection is for a proper purpose. A “proper purpose” is defined as any purpose reasonably related to the interest of the inspecting person as a member.

     Liquidation Rights

      See “Ordinary Shares” above.

     Case Law and Court Systems

      In The Bahamas, matters arising under the IBCA are adjudicated by the Supreme Court of The Bahamas. Due to the fact that there is no substantial body of case law in The Bahamas interpreting the IBCA, the Supreme Court may look to decisions of other courts in other common law jurisdictions having similar corporate law.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of debt securities, preference shares or ordinary shares. Warrants may be issued independently or together with debt securities, preference shares or ordinary shares offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

Debt Warrants

      The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following: (a) the title of such debt warrants; (b) the offering price for such debt warrants, if any; (c) the aggregate number of such debt warrants; (d) the designation and terms of the debt securities purchasable upon exercise of such debt warrants; (e) if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security; (f) if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable; (g) the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time; (j) whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (1) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of such debt warrants, if any; (o) the redemption or call provisions, if any, applicable to such debt warrants; and (p) any other terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Stock Warrants

      The prospectus supplement relating to any particular issue of preference share warrants or ordinary share warrants will describe the terms of such warrants, including the following: (a) the title of such warrants; (b) the offering price for such warrants, if any; (c) the aggregate number of such warrants; (d) the designation and terms of the ordinary shares or preference shares purchasable upon exercise of such warrants; (e) if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security; (f) if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable; (g) the number of ordinary shares or preference shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable; (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such warrants, if any; (m) the redemption or call provisions, if any, applicable to such warrants; and (n) any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

SELLING SHAREHOLDERS

      The selling shareholder may include Kersaf Investments Limited or certain of its affiliates. For information concerning Kersaf’s relationship with the Company, see the Company’s 6-K filed July 3, 2001 and incorporated by reference herein. As of the date of this prospectus, Kersaf beneficially owns approximately 5,733,309, or 19.2%, of our outstanding ordinary shares.

      The prospectus supplement for any offering of the ordinary shares by selling shareholders will include, among other things, the following information:

•	the names of the selling shareholders;

•	the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with us or any of our predecessors or affiliates;

•	the number of ordinary shares held by each of the selling shareholders;

•	the percentage of the ordinary shares held by each of the selling shareholders; and

•	the number of ordinary shares offered by each of the selling shareholders.

PLAN OF DISTRIBUTION

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

      The Company and any selling shareholders may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the names of the selling shareholders and the number of ordinary shares to be sold by each, the name or names of any underwriters or agents with whom we or the selling shareholders, or both, have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we or the selling shareholders will receive from such sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters’ compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such securities will be listed. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

      If so indicated in the applicable prospectus supplement, we or the selling shareholders, or both, will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us or the selling shareholders, or both, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

      In all cases, such institutions must be approved by us or the selling shareholders, or both. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

      Any selling shareholder, underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

      Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

      Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the ordinary shares of Sun International, which are listed on The New York Stock Exchange, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

      We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will, however, bear certain expenses of ours in connection with the registration of the securities being offered under this prospectus by the selling shareholders, including all of our costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

VALIDITY OF SECURITIES

      Certain matters with respect to the validity of the debt securities offered by this prospectus will be passed upon by Charles D. Adamo, Esq., the Company’s General Counsel. As of April 30, 2002, Mr. Adamo owned approximately 3,000 of the Company’s ordinary shares and had options to purchase approximately 725,000 of the Company’s ordinary shares. Certain matters with respect to the validity of the equity securities offered by this prospectus will be passed upon by Giselle M. Pyfrom, Esq., the Company’s General Counsel. As of April 30, 2002, Ms. Pyfrom owned none of the Company’s ordinary shares and had options to purchase 34,167 of the Company’s ordinary shares.

EXPERTS

      The consolidated financial statements of the Company as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Company’s Current Report on Form 6-K filed with the SEC on May 7, 2002 have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of SINA incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

          No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

2,000,000 Shares

Ordinary Shares

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.

Deutsche Bank Securities
Merrill Lynch & Co.
CIBC World Markets

December 12, 2002